UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 30, 2013

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
 Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: STMicroelectronics’ 2012 Dutch Statutory Annual Report, including the 2012 IFRS Statutory Accounts.

STMicroelectronics N.V.

Annual Report 2012

This 2012 statutory annual report has been approved and duly signed on April 22, 2013 for presentation to the STMicroelectronics N.V. 2013 Annual General Meeting of shareholders by:

THE MANAGING BOARD

Carlo Bozotti (President and Chief Executive Officer)

THE SUPERVISORY BOARD

Didier Lombard (Chairman)

Bruno Steve (Vice Chairman)

Raymond Bingham

Jean d’Arthuys

Jean-Georges Malcor

Alessandro Ovi

Alessandro Rivera

Martine Verluyten

Tom de Waard

Contents

1. MESSAGE FROM THE PRESIDENT AND CEO ON THE FINANCIAL YEAR 2012	5

2. CORPORATE OVERVIEW	7

2.1. HISTORY AND DEVELOPMENT OF STMICROELECTRONICS	7
2.2. STRATEGY & OBJECTIVES	7
2.3. ORGANIZATIONAL STRUCTURE	7
2.4. PRODUCTS AND ACTIVITIES	8
2.5. SALES	8
2.6. RESEARCH & DEVELOPMENT	8
2.7. SUSTAINABILITY	9

3. REPORT OF THE MANAGING BOARD	10

3.1. STATEMENT OF THE SOLE MEMBER OF THE MANAGING BOARD	10
3.2. BUSINESS OVERVIEW & PERFORMANCE	10
3.2.1. Results highlights for the year 2012	10
3.2.2. 2012 Business overview	11
3.2.3. 2012 Key announcements	18
3.2.4. Business and financial outlook for 2013	20
3.2.5. Liquidity and financial position	20
3.2.6. Financial risk management	22
3.3. RISK MANAGEMENT AND INTERNAL CONTROL	23

4. REPORT OF THE SUPERVISORY BOARD	25

4.1. COMPOSITION OF THE SUPERVISORY BOARD	25
4.2. MEETINGS AND ACTIVITIES OF THE SUPERVISORY BOARD	28
4.3. AUDIT COMMITTEE	29
4.4. COMPENSATION COMMITTEE	30
4.5. STRATEGIC COMMITTEE	30
4.6. NOMINATING AND CORPORATE GOVERNANCE COMMITTEE	30
4.7. SECRETARIAT AND CONTROLLERS	31
4.8. REMUNERATION REPORT	31
4.8.1. Share ownership	33
4.8.2. Stock awards and options	33
4.8.3. Employee and Managing Board stock-based compensation plans	33
4.8.4. Supervisory Board stock option plans	35

5. CORPORATE GOVERNANCE	37

5.1. COMMITMENT TO THE PRINCIPLES OF GOOD CORPORATE GOVERNANCE	37
5.2. GENERAL MEETING OF SHAREHOLDERS	38
5.3. SUPERVISORY BOARD	40
5.4. MANAGING BOARD	41
5.5. EXECUTIVE OFFICERS	43
5.6. INDEMNIFICATION OF MEMBERS OF OUR MANAGING BOARD AND SUPERVISORY BOARD	45
5.7. RISK MANAGEMENT AND CONTROL SYSTEMS	45
5.8. REQUIRED INFORMATION ARTICLE 10 TAKEOVER DIRECTIVE	45
5.9. CODE OF ETHICS	47
5.10. DEVIATIONS FROM THE CODE	47
5.11. MAJOR SHAREHOLDERS	48
5.12. SHAREHOLDERS’ AGREEMENTS	50
5.12.1. STH Shareholders’ Agreement	50

6. DIVIDEND POLICY	53
7. CONSOLIDATED FINANCIAL STATEMENTS	54

7.1. CONSOLIDATED INCOME STATEMENT	54
7.2. CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	55
7.3. CONSOLIDATED STATEMENT OF FINANCIAL POSITION	56
7.4. CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	57
7.5. CONSOLIDATED STATEMENT OF CASH FLOWS	59
7.6. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	59
7.6.1. Corporate information	59
7.6.2. Basis of preparation	60
7.6.3. Statement of compliance	60
7.6.4. Basis of consolidation	60
7.6.5. Changes in accounting policies	60
7.6.6. Standards issued but not yet effective	61
7.6.7. Summary of significant accounting policies	62
7.6.8. Significant accounting judgments, estimates and assumptions	75
7.6.9. Business combinations	75
7.6.10. Investments in associates and jointly controlled entities	76
7.6.11. Property, plant and equipment	78
7.6.12. Intangible assets	80
7.6.13. Goodwill	82
7.6.14. Other financial assets and financial liabilities	83
7.6.15. Other non-current assets	91
7.6.16. Inventories	91
7.6.17. Trade accounts receivable	91
7.6.18. Other receivables and assets	92
7.6.19. Cash and cash equivalents	93
7.6.20. Cash generated from operations	93
7.6.21. Equity	93
7.6.22. Provisions	96
7.6.23. Employee benefits	99
7.6.24. Other non-current liabilities	102
7.6.25. Trade accounts payable, other payables and accrued liabilities	102
7.6.26. Significant categories of income	103
7.6.27. Operating segment information	103
7.6.28. Expenses by nature	105
7.6.29. Other income / expenses	106
7.6.30. Finance income / costs	106
7.6.31. Components of other comprehensive income	107
7.6.32. Income tax	107
7.6.33. Earnings per share	110
7.6.34. Related party	110
7.6.35. Commitments, contingencies claims and legal proceedings	113
7.6.36. Financial risk management objectives and policies	115
7.6.37. Subsequent events	117

8. COMPANY FINANCIAL STATEMENTS	118

8.1. STMICROELECTRONICS N.V. COMPANY BALANCE SHEET	118
8.2. STMICROELECTRONICS N.V. COMPANY STATEMENT OF INCOME	119
8.3. NOTES TO STMICROELECTRONICS N.V. COMPANY FINANCIAL STATEMENTS	119
8.3.1. General	119
8.3.2. Basis of Presentation	119
8.3.3. Summary of Significant Accounting Policies	119
8.3.4. Intangible Assets	120
8.3.5. Investments in Subsidiaries	122
8.3.6. Investments in associates and jointly controlled entities	122
8.3.7. Available-for-Sale Financial Assets	123

8.3.8. Group Companies Short-term Loans	124
8.3.9. Other group companies receivables and payables	124
8.3.10. Shareholder’s equity	125
8.3.11. Other payables and accrued liabilities	126
8.3.12. Long-term debt	126
8.3.13. Other non-current liabilities	127
8.3.14. Guarantees and contingencies	127
8.3.15. Wages, salaries and social charges	127
8.3.16. Commitments	128
8.3.17. Related party transactions	128

9. OTHER INFORMATION	130

9.1. AUDITORS’ REPORT	130
9.2. APPROPRIATION OF RESULTS – PROVISIONS IN COMPANY’S ARTICLES OF ASSOCIATION	130
9.3. BRANCHES	130

10. IMPORTANT DATES	133

1.	Message from the President and CEO on the financial year 2012

Dear Shareholder,

2012 was an important year for us, where we faced and managed a number of challenges, while starting to prepare for the future by announcing the new, more focused ST.

Throughout a difficult year, as we dealt with a weaker business environment as well as significant, structural changes in the market and in end-customer competitive dynamics, ST made strong progress in three main areas: we demonstrated careful management of our assets, we achieved several important product and technology advances and breakthroughs to strengthen our leading market position, and we made a major strategic decision.

First, careful management of ST’s assets and resources allowed us to achieve one of our main priorities for the year. Despite the significant cash required by ST-Ericsson and the weakness of the market, we actually improved our net financial position to $1.19 billion. We did this while maintaining our dividend rate at 40 cents per share, paying out $355 million in dividends while continuing to maintain financial flexibility and a strong cash position.

Second, our advances and breakthroughs in products and technologies in 2012 contributed to ST gaining market share in several of our targeted markets.

•
Our foresight in anticipating the direction of the Analog, MEMS and Sensors market led to 22% year-over-year revenue growth and helped us ship more than 1 billion MEMS units in 2012, including more than 60 million microphones as we entered that market and ramped quickly. We also achieved quick success with high-volume shipments of pressure sensors and 6-axis motion MEMS combos, capacitive touch-screen controllers, high-accuracy magnetic sensors, and our Windows-8 sensor solution for several tablets and smartphones. Together, these efforts increased ST’s market share in the MEMS mobile and handset market to 48%1 — more than 2x our closest competitor — and ensured that ST has leadership in MEMS across all mobile operating systems.

•
In the Automotive market, ST reached the milestone of having more than 200 million cars in the world utilizing ST’s leading infotainment technologies. In Automotive Smart Power, several major automotive players in Europe, Japan and the US confirmed our leadership by choosing our latest 110nm BCD process for Safety, Powertrain and Body applications. Our efforts across the spectrum of automotive applications also paid off with our establishing innovation and system-optimization partnerships with leading car makers such as Audi and Hyundai.

•
In Smart Power and Power Conversion, in addition to our automotive successes, we also delivered high volumes of a new MOSFET family and introduced to several leading smartphone manufacturers high-performing, power-saving tunable capacitors. One measure of our ability to meet customer requirements and demands is that we have captured more than 70% share of the market for powering efficient AMOLED (Active Matrix Organic Light Emitting Diode) displays.

•
In Microcontrollers, we grew billings by 30% year-on-year and introduced 7 new product lines. In trust and data security, we were confirmed as a leading Secure Element vendor2 and, during 2012, we added a new secure micro platform that has already been adopted by several card manufacturers for EMV (Eurocard, Mastercard, Visa) Banking migration in China. We also introduced an innovative new dual-mode EEPROM embedding an NFC-compatible RF interface in addition to a standard serial interface.

•
In Imaging, we continued to diversify into Industrial, Automotive, Digital Still Cameras, and Gaming applications. We also expanded our customer base in mobile imaging by earning multiple design wins and business awards for new image sensors, camera modules and image signal processors.

•
In our Application Processors and Digital Consumer business, we earned key design wins for the world’s most powerful set-top box system-on-chip in both 32nm and 28nm and our 40nm Set-Top box families for cable, terrestrial & IPTV saw fast adoption globally. We also introduced our DOCSIS 3.0 products for new high-speed cable network applications and gained traction for high-resolution multimedia-monitor controllers in premium monitors and public displays with many of the top manufacturers, including LG, Samsung and others.

•
Finally, there is one technology accomplishment that we are especially proud of. ST was the first company in the world to deliver samples of a 28nm FD-SOI System-on-Chip device from our Crolles (France) 300mm facility. This key technology has proven it can deliver 30% higher speed at the same power and up to 50% greater power efficiency at the same performance as bulk processes—at comparable cost.

_________________
1	IHS: MEMS H2 2012 Special Report
2	ABI Research

Third, we made an important strategic decision and announced our new vision and strategy to be a leader in Sense & Power and Automotive products and Embedded Processing Solutions, the growth drivers we will focus on, our new financial model and the exit from ST-Ericsson after a transition period.

We made this change after reviewing our perimeter and deciding to concentrate our efforts in those areas where we could add the most value: those where we already lead and those where we already have everything needed to become a new leader.

This more focused ST will continue to build on our leadership positions in “Sense & Power” and in Automotive products. In addition, we have also identified a new pillar of our strategy: what we call Embedded Processing Solutions, the core of electronics systems.

Our focus will be on five key growth areas: MEMS and Sensors; Smart Power; Automotive; Microcontrollers; and Application Processors including Digital Consumer. We will target growing markets of approximately $140 billion that are driven by secular trends and societal needs: from energy management and saving to the need for stronger data security, from healthcare and wellness to the explosion of smart consumer devices.

The new ST has an even stronger determination to exploit our innovation capabilities and strong customer relationships.

As part of our new strategy, we have also defined a new financial model target with an operating margin of 10 percent or more and with plans to reduce significantly our net expenses base by the beginning of 2014.

On March 18, 2013, with Ericsson, we agreed to split up the ST-Ericsson joint venture, with ST taking on the existing ST-Ericsson products, other than LTE multimode thin modems, and related business as well as certain assembly and test facilities. It represents a major step forward in reaching our new financial model target and allows us to further strengthen the skill set of our company, by welcoming into ST, at completion, additional strong competences to fuel growth in the key product areas of application processors, RF, analog and power as well as software and complex system integration.

Looking at 2013, there are a number of signs globally that this year might show an improving economic environment as the year advances. Today, ST is well positioned to outperform the markets addressed by our portfolio. We are especially encouraged by the traction we are gaining with our new major accounts and the expectation for a major upswing in our distribution business. We also have expectations for the strongest growth in 2013 coming from imaging, microcontrollers, analog and MEMS.

We are energized by the new possibilities in front of us as we sharpen our focus and build a new ST, leveraging our proven leadership in key product areas, our innovation capabilities, our strong customer base and expansion plans as well as our committed workforce: being everywhere microelectronics make a positive contribution to people’s lives.

Carlo Bozotti

Sole member of the Managing Board,

President and Chief Executive Officer

2.	Corporate overview

2.1.	History and development of STMicroelectronics

STMicroelectronics N.V. (“STMicroelectronics” or “ST”) is a global leader in the semiconductor market serving customers across the spectrum of Sense and Power and Automotive products and Embedded Processing Solutions. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people’s life.

STMicroelectronics N.V. was formed and incorporated in 1987 and resulted from the combination of the semiconductor business of SGS Microelettronica (then owned by Società Finanziaria Telefonica (S.T.E.T.), an Italian corporation) and the non-military business of Thomson Semiconducteurs (then owned by the former Thomson-CSF, now Thales, a French corporation). We completed our initial public offering in December 1994 with simultaneous listings on the Bourse de Paris (now known as “Euronext Paris”) and the New York Stock Exchange (“NYSE”). In 1998, we listed our shares on the Borsa Italiana S.p.A. (“Borsa Italiana”). Until 1998, we operated as SGS-Thomson Microelectronics N.V. We are organized under the laws of The Netherlands. We have our corporate legal seat in Amsterdam, The Netherlands, and our head offices at WTC Schiphol Airport, Schiphol Boulevard 265, 1118 BH Schiphol Airport, The Netherlands. Our telephone number there is +31-20-654-3210. Our headquarters and operational offices are managed through our wholly owned subsidiary, STMicroelectronics International N.V., and are located at 39 Chemin du Champ des Filles, 1228 Plan-Les-Ouates, Geneva, Switzerland. Our main telephone number there is +41-22-929-2929. Our agent for service of process in the United States related to our registration under the U.S. Securities Exchange Act of 1934, as amended, is Corporation Service Company (CSC), 80 State Street, Albany, New York, 12207. Our operations are also conducted through our various subsidiaries, which are organized and operated according to the laws of their country of incorporation, and consolidated by STMicroelectronics N.V.

2.2.	Strategy & objectives

We finalized our new strategic plan and announced it on December 10, 2012, setting forth our new vision and strategy, focusing on five growth drivers where ST leads or intends to lead. Our new strategy takes into account the evolution of the markets we are in and the environment we see in the years ahead. Our new strategy is based on leadership in our two product segments, which were effective January 1, 2013: (i) Sense & Power and Automotive Products (“SPA”) comprised of MEMS and Sensors, Power Discrete and Modules, Advanced Analog, Power Management and Standard ICs, and Automotive products; and (ii) Embedded Processing Solutions (“EPS”) comprised of General Purpose and Secure Microcontrollers (MCUs), EEPROMs, Imaging ICs and Modules, Digital ASICs and Application Processors and Digital Consumer products. The product segments will be supported by a new Sales & Marketing organization with a particular focus on our major accounts, as well as expanding our penetration of the mass market.

Going forward we will focus on five growth drivers: Automotive Products, Application Processors, including Digital Consumer Products, MEMS and Sensors, Microcontrollers and Smart Power. These product families are expected to experience solid growth rates driven by secular trends and are aligned with our market-leading positions and competitive advantages. Our innovative products in these areas, combined with our competitive technology and flexible and independent manufacturing capabilities, bring us even more opportunities to significantly grow our revenues and gain market share.

We intend to be more focused, leaner and better positioned to achieve our new financial model. We are targeting an operating margin of 10% or more. Our ability to meet this financial model is based upon our objective of achieving solid revenue growth and significantly reducing our net operating expenses that we are targeting by the beginning of 2014, assuming an exchange rate of $1.30 per Euro. Our decision to exit the ST-Ericsson joint venture is part of our new strategy. We believe that our strong capital structure enables us to operate as a long-term, viable supplier of semiconductor products and participate as a global leader in the industry.

2.3.	Organizational structure

STMicroelectronics is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (“ICs”) and discrete devices. The Company offers a diversified product portfolio and develops products for a wide range of market applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Within its diversified portfolio, the Company is focused on developing products that leverage its technological strengths in creating customized, system-level solutions with digital and mixed-signal content. We are organized in a matrix structure with geographic regions interacting with product divisions, both supported by shared technology and manufacturing operations and by central functions, designed to enable us to be closer to our customers and to facilitate communication among the R&D, production, marketing and sales organizations.

While STMicroelectronics N.V. is the parent company, we also conduct our operations through service activities from our subsidiaries. We provide certain administrative, human resources, legal, treasury, strategy, manufacturing, marketing and other overhead services to our consolidated subsidiaries pursuant to service agreements for which we recover the cost. We have two joint ventures (“JV”) with Ericsson, which operate as independent JV companies and are governed by a fully balanced Board and an independent management team. Our Consolidated Financial Statements include “JVS and related affiliates”, responsible for the full commercial operation of the combined businesses, namely sales and marketing. Its parent company is ST Ericsson SA (“JVS”), which is owned 50% plus a controlling share by us. The other JV is focused on fundamental R&D activities. Its parent company is ST Ericsson AT SA (“JVD”), which is owned 50% plus a controlling share by Ericsson and is therefore accounted for by us under the equity method.

2.4.	Products and activities

We design, develop, manufacture and market a broad range of products used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer goods, automotive products and industrial automation and control systems. Our products include discretes, microcontrollers, Smartcard products, standard commodity components, MEMS and advanced analog products, ASICs (full-custom devices and semi custom devices) and ASSPs for analog, digital, and mixed signal applications.

On December 10, 2012, we announced our new strategic plan, centered on leadership in two product segments: (i) Sense and Power and Automotive Products and (ii) Embedded-Processing Solutions, specifically focusing on five product areas: Automotive Products, Application Processors, including Digital Consumer Products, MEMS and Sensors, Microcontrollers and Smart Power. As part of this new plan, we also took the decision to exit ST-Ericsson after a transition period, which is expected to end during the third quarter of 2013.

2.5.	Sales

In 2012, we reorganized our Sales & Marketing organization with the primary objectives of accelerating sales growth and gaining market share. The changes were designed along three key drivers: strengthening the effectiveness of the development of our global accounts; boosting demand creation through an enhanced focus on geographical coverage; and establishing marketing organizations in our regional sales organizations that are fully aligned with the Product Groups. Following this reorganization, the previous sales organization structured by market segment was replaced by a new sales organization organized by a combination of country/area coverage and key accounts coverage. Our Sales & Marketing organization is now structured into six units composed of four regional sales organizations, EMEA which includes all of Europe, the Middle East and Africa, the Americas, Greater China-South Asia, and Japan-Korea and two major accounts units, which include Europe Major Accounts and Americas Major Accounts, for our established global customers, aimed at enhancing the development of our business relationships with such clients.

2.6.	Research & Development

We believe that market driven research and development (“R&D”) founded on leading edge products and technologies is critical to our success. The main R&D challenge we face is continually increasing the functionality, speed and cost-effectiveness of our semiconductor devices, while ensuring that technological developments translate into profitable commercial products as quickly as possible.

We combine front-end manufacturing and technology R&D under the same organization to ensure a smooth flow of information between the R&D and manufacturing organizations. We manage our R&D projects by technology and by product segment. The relevant technology R&D expenses are allocated to the product segments on the basis of the estimated efforts.

We currently own approximately 16,000 patents and pending patent applications, corresponding to approximately 9,000 patent families (each patent family containing all patents originating from the same invention), including 515 original new patent applications filed in 2012.

2.7.	Sustainability

STMicroelectronics was one of the first global industrial companies to recognize the importance of environmental responsibility, its initial efforts beginning in the early 1990s. Since then we have progressively enlarged our scope of commitments and we now address 22 top sustainability priorities that have been identified as the most significant for our business success and for our stakeholders’ satisfaction. Today our approach to sustainability is embedded in our business strategy with objectives in terms of product stewardship, customer satisfaction and innovation management. Over these past 25 years, we have made outstanding progress: we are among the leaders in safety with a 9% decrease in our recordable cases rate in 2012 versus 2011 and a 71% decrease since 2002, we have reduced our water consumption per production unit by 72% compared to 1994, we have launched in 2006 a companywide Health Plan program to provide all our employees with the same access to healthcare, we conduct Social and Ethics audits to ensure our major sites’ compliance to the Electronic Industry Citizenship Coalition (EICC) Code of Conduct, to name a few initiatives implemented in the field.

STMicroelectronics is recognized in sustainability rankings such as the Global 100 Most Sustainable Corporations, and is also included in some of the main Sustainability indices (FTSE4Good, FTSE ECPI index series, ASPI, ECPI and Ethibel).

Our approach to sustainability is expressed at a high level in ST’s Principles for Sustainable Excellence, our business code of conduct; and in a more operational way, in our Sustainability strategy that is regularly updated to ensure its alignment with our business and stakeholders’ priorities.

3.	Report of the Managing Board

In accordance with Dutch law, our management is entrusted to the Managing Board under the supervision of the Supervisory Board. Mr. Carlo Bozotti, sole member of the Managing Board and President and Chief Executive Officer, was re-appointed in 2011 for a three-year term to expire at our Annual Shareholders’ Meeting in 2014.

3.1.	Statement of the Sole Member of the Managing Board

The sole member of the Managing Board hereby declares that, to the best of his knowledge, the statutory financial statements as at December 31, 2012 and for the year then ended, prepared in accordance with IFRS and Title 9 of Part 2 of the Netherlands Civil Code provide a true and fair view of the assets, liabilities, financial position and profit or loss of STMicroelectronics N.V. and the undertakings included in the consolidation taken as a whole and the Director’s report includes a true and fair view concerning the position as per the statement of financial position date, the development and performance of STMicroelectronics N.V. and the undertakings included in the consolidation taken as a whole, together with the principal risk and uncertainties they face.

Carlo Bozotti,

Sole Member of the Managing Board,

President and Chief Executive Officer

3.2.	Business overview & performance

3.2.1.	Results highlights for the year 2012

The total available market is defined as the “TAM”, while the serviceable available market, the “SAM” is defined as the market for products produced by us (which consists of the TAM and excludes major devices such as Microprocessors (“MPUs”), DRAMs, optoelectronics devices and Flash Memories).

The semiconductor market experienced a demand reduction and inventory correction, which started in the second half of 2011, which led to a decrease in 2012 of both the TAM and the SAM, while registering recovery towards the end of the year.

Based on published industry data by WSTS, semiconductor industry revenues decreased in 2012 on a year-over-year basis by approximately 3% for both the TAM and the SAM to reach approximately $292 billion and $169 billion, respectively. In the fourth quarter, the TAM and the SAM increased on a year-over-year basis by approximately 4% and 3%, respectively.

With reference to our business performance, in 2012 we continued to experience difficult market conditions, which led to a decline in terms of revenues, mainly due to lower unit volumes, also driven by a significant drop in sales at our former largest customer. As a result, our 2012 revenues decreased 12.8% to $8,493 million; this performance was below the SAM.

Our effective average exchange rate for 2012 was $1.31 for € 1.00 compared to $1.37 for € 1.00 for 2011.

Our 2012 gross margin was 22.8% of revenues, decreasing by 810 basis points compared to the prior year, principally due to the negative impact of selling prices, lower sales volume and higher unused capacity charges, originated by the actions taken to keep strong control on our inventory levels.

Combined 2012 SG&A and R&D expenses increased by approximately 11% compared to 2011, mainly due to an increase in SG&A.

Impairment charges on intangible assets amounted to $1,813 million, which included a $1,802 million non-cash impairment charge on our Wireless goodwill and other intangible assets.

Our operating results were therefore negatively impacted by the non-cash impairment charge on Wireless goodwill and other intangible assets, lower revenues, higher restructuring charges and higher unused capacity charges, resulting in a loss of $2,314 million, compared to a loss of $9 million in 2011.

Looking at 2012 overall, we improved our net financial position, compared to 2011 despite the significant cash used by ST-Ericsson as well as the impact of weak business conditions. We were able to end the year with significant financial flexibility and strong cash balances while providing shareholders with the same level of dividend compared to 2011.

Important decisions were made in 2012 that are shaping a new, more focused, higher-performing ST. In December, we announced our new strategic plan targeting leadership in two product segments effective January 1, 2013: Sense & Power and Automotive Products and Embedded Processing Solutions. This new strategy includes a sharper focus on five growth drivers: MEMS and Sensors, Smart Power, Automotive Products, Microcontrollers, and Application Processors including Digital Consumer products. Importantly, from a financial model perspective, we are targeting an operating margin of 10% or more. A key component to achieving this objective is to significantly reduce our net operating expenses, defined as SG&A expenses and R&D expenses net of related grants, by the beginning of 2014.

In connection with our new strategic plan, we decided to exit ST-Ericsson after a transition period and our actions, including the impairment charge, are aligned with moving this decision forward. We will take on the existing ST-Ericsson products, other than LTE multimode thin modems, and related business as well as certain assembly and test facilities. The formal transfer of the relevant parts of ST-Ericsson is expected to be completed during the third quarter of 2013, subject to regulatory approvals. We will assume approximately 950 employees, primarily in France and in Italy, to support ongoing business and new products development within our Group.

3.2.2.	2012 Business overview

We are a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor products used in a wide variety of applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Semiconductors are the basic building blocks used to create an increasing variety of electronic products and systems. Since the invention of the transistor in 1948, continuous improvements in semiconductor process and design technologies have led to smaller, more complex and more reliable devices at a lower cost per function. As performance has increased and size and unitary cost have decreased, semiconductors have expanded beyond their original primary applications (i.e. computer systems) to applications such as telecommunication systems, consumer goods, automotive products and industrial automation and control systems. In addition, system users and designers have demanded systems with more functionality, higher levels of performance, greater reliability and shorter design cycle times, all in smaller packages at lower costs.

Our major customers include Apple, BlackBerry, Bosch, Cisco, Continental, Delphi, Delta, Denso, Ericsson, Hewlett Packard, Hitachi, HTC, Marelli, Motorola Mobility, Nokia, Philips, Samsung, Seagate, Sony and Western Digital. We also sell our products through distributors and retailers, including Arrow Electronics, Avnet, Tomen and Yosun. The semiconductor industry has historically been cyclical and we have responded by emphasizing balance in our product portfolio, in the applications we serve and in the regional markets we address.

Although cyclical changes in production capacity in the semiconductor industry and demand for electronic systems have resulted in pronounced cyclical changes in the level of semiconductor sales and fluctuations in prices and margins for semiconductor products from time to time, the semiconductor industry has experienced substantial growth over the long-term. Factors that contribute to long-term growth include the development of new semiconductor applications, increased semiconductor content as a percentage of total system cost, emerging strategic partnerships and growth in the electronic systems industry.

We offer a broad and diversified product portfolio and develop products for a wide range of market applications to reduce our dependence on any single product, application or end market. Within our diversified portfolio, we have focused on developing products that leverage our technological strengths in creating customized, system-level solutions with high-growth digital and mixed-signal content. Our product families are comprised of differentiated application-specific products (we define as being our dedicated analog, mixed-signal and digital application-specific integrated circuits (“ASICs”) and application-specific standard products (“ASSP”) offerings and semi-custom devices) that were organized under our Automotive (“APG”), Analog, MEMS and Microcontrollers (“AMM”), Digital (“Digital”), Power Discrete Products (“PDP”) and Wireless (“Wireless”) segments.

Our products are manufactured and designed using a broad range of manufacturing processes and proprietary design methods. We use all of the prevalent function-oriented process technologies, including CMOS, bipolar and nonvolatile memory technologies. In addition, by combining basic processes, we have developed advanced systems-oriented technologies that enable us to produce differentiated and application-specific products, including bipolar CMOS technologies (“BiCMOS”) for mixed-signal applications, and diffused metal-on silicon oxide semiconductor (“DMOS”) technology and bipolar, CMOS and DMOS (“BCD technologies”) for intelligent power applications, MEMS and embedded memory technologies. This broad technology portfolio, a cornerstone of our strategy for many years, enables us to meet the increasing demand for System-on-Chip (“SoC”) and System-in-Package (“SiP”) solutions. Complementing this depth and diversity of process and design technology is our broad IP portfolio that we also use to enter into broad patent cross-licensing agreements with other major semiconductor companies.

Our principal investment and resource allocation decisions in the semiconductor business area are for expenditures on technology R&D as well as capital investments in front-end and back-end manufacturing facilities, which are planned at the corporate level; therefore, our product segments share common R&D for process technology and manufacturing capacity for most of their products.

3.2.2.1.	Strategy

We finalized our new strategic plan and announced it on December 10, 2012, setting forth our new vision and strategy, focusing on five growth drivers where ST leads or intends to lead. See “2. Corporate Overview – 2.2 Strategy & objectives”.

3.2.2.2.	Employees

The tables below set forth the breakdown of employees, including the employees of the consolidated entities of ST-Ericsson JVS, by main category of activity and geographic area for the past two years.

	2012	2011
France	10,430	10,570
Italy	8,840	8,780
Rest of Europe	2,190	2,630
United States	1,280	1,310
Mediterranean (Malta, Morocco, Tunisia)	4,440	4,440
Asia	21,280	21,720
Total	48,460	49,450

	2012	2011
Research and Development	11,490	11,940
Marketing and Sales	2,460	2,510
Manufacturing	29,450	29,810
Administration and General Services	2,520	2,580
Divisional Functions	2,540	2,610
Total	48,460	49,450

Our future success, particularly in a period of strong increased demand, will partly depend on our ability to continue to attract, retain and motivate highly qualified technical, marketing, engineering and management personnel. Unions are represented at several of our manufacturing facilities. We use temporary employees, if required, during production spikes and, in Europe, during summer vacations. We have not experienced any significant strikes or work stoppages in recent years. Management believes that our relations with employees are good.

3.2.2.3.	Strategic Alliances with Customers and Industry Partnerships

We believe that strategic alliances with customers and industry partnerships are critical to success in the semiconductor industry. Customer alliances provide us with valuable systems and application know-how and access to markets for key products, while allowing our customers to share some of the risks of product development with us and to gain access to our process technologies and manufacturing infrastructure. We are actively working to expand the number of our customer alliances, targeting OEMs in the United States, in Europe and in Asia.

Partnerships with other semiconductor industry manufacturers permit costly R&D and manufacturing resources to be shared to mutual advantage for joint technology development. For example, we belong to the International Semiconductor Development Alliance to co-develop 32/28-nm and below process technologies. In addition, we have joint development programs with leading suppliers such as Air Liquide, ASM Lithography, Hewlett-Packard, PACKTEC, JSR, SOITEC, Statchip, Teradyne and with electronic design automation (“EDA”) tool producers, including Apache, Atrenta, Cadence, Mentor and Synopsys. We also participate in joint European research programs, such as the ITEA, the Cluster for Application and Technology Research in Europe or/and Electronics (“CATRENE”) and the European Nanoelectronics Initiative Advisory (“ENIAC”) programs.

3.2.2.4.	Customers and Applications

We design, develop, manufacture and market thousands of products that we sell to thousands of customers. Our top 20 customers include Apple, BlackBerry, Bosch, Cisco, Continental, Delphi, Delta, Denso, Ericsson, Hewlett-Packard, Hitachi, HTC, Marelli, Motorola Mobility, Nokia, Philips, Samsung, Seagate, Sony and Western Digital. To many of our key customers we provide a wide range of products, including application-specific products, discrete devices, memory products and programmable products. Our broad range portfolio helps foster close relationships with customers, which provides opportunities to supply such customers’ requirements for multiple products, including discrete devices, programmable products and memory products. We also sell our products through distributors and retailers, including Arrow Electronics, Avnet, Tomen, Wintech and Yosun.

As of December 31, 2012, no single customer accounted for 10% or more of our 2012 net revenues. The Nokia group of companies accounted for 10.4% of net revenues in 2011. There can be no assurance that our customers or distributors will continue to place orders with us in the future at the same levels as in prior periods.

3.2.2.5.	Sales, Marketing and Distribution

In 2012, we reorganized our Sales & Marketing organization with the primary objectives of accelerating sales growth and gaining market share. The changes were designed along three key drivers: strengthening the effectiveness of the development of our global accounts; boosting demand creation through an enhanced focus on geographical coverage; and establishing marketing organizations in our regional sales organizations that are fully aligned with the Product Groups.

Following this reorganization, the previous sales organization structured by market segment was replaced by a new sales organization organized by a combination of country/area coverage and key accounts coverage. Our Sales & Marketing organization is now structured into six units: four regional sales organizations and two major accounts units.

Regional Sales Organizations

Our four regional sales organizations, a description of which follows below, have a similar structure to enhance coordination in the go-to-market activities. They are also strongly focused on accelerated growth.

i. EMEA — The EMEA region is divided into four business units: automotive, convergence EMS, industrial and multimarket and also integrates the global business unit covering Nokia and the wireless platform accounts. Each business unit is dedicated to customers operating mainly in its market segment, actively promoting a broad range of products, including commodities and dedicated ICs, as well as proposing solutions through its sales force, field application engineers, supply-chain management, customer service and technical competence center for system solutions, with support functions provided locally or centrally (through central labs).

ii. Americas — In the Americas region, the sales and marketing team is organized into seven major accounts: Global Key Accounts, Four New Major Accounts, Sales by Geography consisting of the West Coast, Central South, North Central and East Coast Sales. We also have a sales team supporting Latin America based in Mexico and Brazil. Our Marketing teams that support and promote specific products are organized in line with our product segments for which there are six: APG, AMS, DCG, IBP, Industrial and Power Discrete (“IPD”), MMS. We also have an organization that manages our distribution network and supports EMS customers mostly for manufacturing on behalf of our OEM customers.

iii. Greater China-South Asia — Since January 2012, the Greater China-South Asia region now comprises six geographical sales units with offices covering North China (Beijing), Central China (Shanghai), South China (Hong Kong), Taiwan (Taipei), India (New Delhi) and ASEAN/Australia & New Zealand (Singapore). It is further supported by a centralized Channel coordination function, as well as four key Marketing and Application functions, namely, DCG/IBP, APG, IPD/AMS and MMS, and four new major accounts.

iv. Japan-Korea — The Japan-Korea region sales and marketing team is divided into four business units (automotive, consumer, industrial, communications) in each country, plus a comprehensive distribution business unit that provides products and sales support for the regional distribution network. Each business unit sells each product from our portfolio that fits the applications covered by the unit. A central product-marketing organization provides product support and training for standard products for the region. In addition, five central support functions (business management, field quality, human resources, finance and corporate communications) allow the region to run all of the necessary tasks smoothly. Our sales and marketing activities are performed through sales offices in Tokyo, Osaka, Nagoya and Seoul.

The sales and marketing activities performed by our regional sales organizations are supported by product marketing that is carried out by each product division, which also includes product development functions. This matrix system reinforces our sales and marketing activities and our broader strategic objectives. An important component of our regional sales and marketing efforts is to expand our customer base, which we seek to do by adding sales representatives, regional competence centers and new generations of electronic tools for customer support.

Most of our regional sales organizations operate dedicated distribution organizations. To support the distribution network, we operate logistic centers in Saint Genis, France and Singapore. We also engage distributors and representatives to distribute our products around the world. Typically, distributors handle a wide variety of products, including products that compete with our products, and fill orders for many customers. Most of our sales to distributors are made under agreements allowing for price protection and/or the right of return on unsold merchandise. We generally recognize revenues upon the transfer of ownership of the goods at the contractual point of delivery. Sales representatives generally do not offer products that compete directly with our products, but may carry complementary items manufactured by others. Representatives do not maintain a product inventory. Their customers place large quantity orders directly with us and are referred to distributors for smaller orders.

At the request of certain of our customers, we also sell and deliver our products to EMS, which, on a contractual basis with our customers, incorporate our products into the application specific products they manufacture for our customers. Certain customers require us to hold inventory on consignment in their hubs and only purchase inventory when they require it for their own production. This may lead to delays in recognizing revenues, as revenue recognition will occur, within a specific period of time, at the actual withdrawal of the products from the consignment inventory, at the customer’s option.

Major Accounts Units

Our Sales & Marketing organization includes two major accounts units, Europe Major Accounts and Americas Major Accounts, for our established global customers, aimed at enhancing the development of our business relationships with such clients. In addition to the aforementioned major accounts, approximately forty accounts are managed globally by key account managers who are responsible for total sales generated worldwide, irrespective of the channel and the geography. The main criteria for the selection of these accounts are their growth potential, the size of their transnational business and the geographical dispersion of their R&D activities.

3.2.2.6.	Research and Development in the area of new products

We believe that market driven R&D founded on leading edge products and technologies is critical to our success. The main R&D challenge we face is continually increasing the functionality, speed and cost-effectiveness of our semiconductor devices, while ensuring that technological developments translate into profitable commercial products as quickly as possible.

We combine front-end manufacturing and technology R&D under the same organization to ensure a smooth flow of information between the R&D and manufacturing organizations. We manage our R&D projects by technology and by product segment. The relevant technology R&D expenses are allocated to the product segments on the basis of the estimated efforts. The total amount of R&D expenses in the past two fiscal years was $1,960 million and $1,890 million in 2012 and 2011, respectively.

We devote significant effort to R&D because we believe such investment can be leveraged into competitive advantages. New developments in semiconductor technology can make end products significantly cheaper, smaller, faster, more reliable and embedded with more functionalities than their predecessors. They also enable, through their timely appearance on the market, significant value creation opportunities.

With the core CMOS and analog technologies in our portfolio, we are aggressively proceeding to miniaturization in line with industry requirements. To differentiate our offering for higher value systems, we also seek to combine our core technologies with our specific knowhow and expertise, in particular in the area of System-in-Package.

Our R&D design centers offer a significant advantage for us in quickly and cost effectively introducing products. In addition, we have advanced R&D centers strategically located around the world, including in France, Italy, Belgium, Canada, China, India, Singapore, Sweden, the United Kingdom and the United States. We have a technology council comprised of fifteen leading experts to review, evaluate and advise us on the competitive landscape. Our R&D center in Greater Noida, India provides necessary support to the Group’s design activities worldwide and hosts R&D activities focused on software development and core libraries development, with a strong emphasis on system solutions.

In 2008, we entered into an R&D alliance with the International Semiconductor Development Alliance (“ISDA”) led by IBM, whose other core members are Samsung and Global Foundries, to develop leading edge core CMOS technologies at 32/28nm and 22/20nm nodes. In 2013, we extended our participation in ISDA to cover the next nodes. We are also working with the CEA Leti and IBM to develop in Crolles our FD-SOI derivative technology, which is now ready for production.

In 2009, we also entered into a framework agreement with the French Ministry of Economy, Industry and Employment for the “Nano-2012” Research and Development program. This alliance expired at the end of 2012 and we are currently in discussions concerning a new program, “Nano-2017”, for an additional five-year period, with the goal of reaching an agreement on content and budget before the end of 2013.

Furthermore, our manufacturing facility in Crolles, France houses a R&D center, “Centre Commun de Microelectronique de Crolles”. Laboratoire d’Electronique de Technologie d’Instrumentation, a research laboratory of CEA (one of our indirect shareholders), is our partner in this center. In 2012, a new structure, Institut de Recherche Technologique (“IRT”), was set up by CEA in the frame of the French initiative “Investissements d’Avenir”. We participate in this program, which takes place on CEA’s premises, through investment and by contributing the expertise of some of our researchers.

There can be no assurance that we will be able to generate the necessary funding to support the ongoing costs of our R&D programs, or that we will be able to develop future technologies and commercially implement them on satisfactory terms, or that our alliances will allow the successful development of state-of-the-art core CMOS or FD-SOI technologies on satisfactory terms and in line with market requirements.

In Italy, our technology R&D development activities occur principally in Agrate and Catania. In Agrate, such activities encompass prototyping, pilot and volume production of newly developed technologies with the objective of accelerating process industrialization and time to market for Smart Power affiliation (BCD), including on SOI, High Voltage CMOS and MEMS. We also run a joint operation under a consortium agreement with Micron Technologies (“Micron”) in which we and Micron each manage our respective technology R&D programs. In Catania, we develop new technologies for power discretes, utilizing silicon carbide (SIC) and gallium nitride (GaN).

Our Advanced Systems Technology (“AST”) organization, primarily located in Agrate, creates system knowledge that supports our SoC development. AST’s objective is to develop the advanced architectures that will drive key strategic applications, including health care, wireless and data security. AST’s challenge is to combine the expertise and expectations of our customers, industrial and academic partners, our central R&D teams and product segments to create a cohesive, practical vision that defines the hardware, software and system integration knowledge that we will need in the next three to five years and the strategies required to master them.

We play leadership roles in numerous projects running under the European Union’s IST (Information Society Technologies) programs. We also participate in joint European research programs, such as the ITEA, the Cluster for Application and Technology Research in Europe on NanoElectronics (“CATRENE”), ARTEMIS and the European Nanoelectronics Initiative Advisory (“ENIAC”) programs.

3.2.2.7.	Property, Plants and Equipment

We currently operate 14 main manufacturing sites around the world. At the end of 2012, our front-end facilities had a total maximum capacity of approximately 135,000 200mm equivalent wafer starts per week. The number of wafer starts per week varies from facility to facility and from period to period as a result of changes in product mix. Our advanced 300mm wafer pilot-line fabrication facility in Crolles, France had an installed capacity of 3,600 wafers per week at the end of 2012, and we plan to increase production to up to approximately 6,000 wafers per week as required by market conditions and within the framework of our R&D Nano-2017 program.

We own all of our manufacturing facilities, except Shenzhen and Longgang in China, which are the subject of long-term leases that represent overall a small percentage of total assets.

Our manufacturing processes are highly complex, require technologically advanced and costly equipment and are continuously being modified in an effort to improve yields and product performance. Impurities or other difficulties in the manufacturing process can lower yields, interrupt production or result in losses of products in process. As system complexity has increased and sub-micron technology has become more advanced, manufacturing tolerances have been reduced and requirements for precision and excellence have become even more demanding. Although our increased manufacturing efficiency has been an important factor in our improved results of operations, we have from time to time experienced production difficulties that have caused delivery delays and quality control problems, as is common in the semiconductor industry.

In the second part of 2012, we experienced a slowing down of demand driven by inventory correction dynamics common to all market segments. As a consequence, our fabs and plants underwent an important reduction of their loading with respect to the capacity, and capital expenditures were reduced to match the new profile of the business in the second half of 2012. No assurance can be given that we will be able to increase manufacturing efficiencies in the future to the same extent as in the past, or that we will not experience production difficulties and/or unsaturation in the future.

In addition, as is common in the semiconductor industry, we have from time to time experienced difficulty in ramping up production at new facilities or effecting transitions to new manufacturing processes and, consequently, have suffered delays in product deliveries or reduced yields. There can be no assurance that we will not experience manufacturing problems in achieving acceptable yields, product delivery delays or interruptions in production in the future as a result of, among other things, capacity constraints, production bottlenecks, construction delays, equipment failure or maintenance, ramping up production at new facilities, upgrading or expanding existing facilities, changing our process technologies, or contamination or fires, storms, earthquakes or other acts of nature, any of which could result in a loss of future revenues. In addition, the development of larger fabrication facilities that require state-of-the-art sub-micron technology and larger-sized wafers has increased the potential for losses associated with production difficulties, imperfections or other causes of defects. In the event of an incident leading to an interruption of production at a fab, we may not be able to shift production to other facilities on a timely basis, or our customers may decide to purchase products from other suppliers, and, in either case, the loss of revenues and the impact on our relationship with our customers could be significant. Our operating results could also be adversely affected by the increase in our fixed costs and operating expenses related to increases in production capacity if revenues do not increase commensurately. Finally, in periods of high demand, we increase our reliance on external contractors for foundry and back-end service. Any failure to perform by such subcontractors could impact our relationship with our customers and could materially affect our results of operations.

3.2.2.8.	Intellectual property

IP rights that apply to our various products include patents, copyrights, trade secrets, trademarks and mask work rights. A mask work is the two- or three-dimensional layout of an integrated circuit. We currently own approximately 16,000 patents and pending patent applications, corresponding to approximately 9,000 patent families (each patent family containing all patents originating from the same invention), including 515 original new patent applications filed in 2012.

Our success depends in part on our ability to obtain patents, licenses and other IP rights covering our products and their design and manufacturing processes. To that end, we intend to continue to seek patents on our innovations in our circuit designs, manufacturing processes, packaging technology and system applications as well as on industry standards and other inventions. The process of seeking patent protection can be long and expensive, and there can be no assurance that patents will issue from currently pending or future applications or that, if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to us. In addition, effective copyright and trade secret protection may be unavailable or limited in certain countries. Competitors may also develop technologies that are protected by patents and other IP rights and therefore such technologies may be unavailable to us or available to us subject to adverse terms and conditions. Management believes that our IP represents valuable assets and intends to protect our investment in technology by enforcing all of our IP rights. We have also set up a dedicated team actively seeking to optimize the value from our IP portfolio by the licensing of our design technology and other IP, including patents. We have used our patent portfolio to enter into several broad patent cross-licenses with several major semiconductor companies enabling us to design, manufacture and sell semiconductor products without fear of infringing patents held by such companies, and intend to continue to use our patent portfolio to enter into such patent cross-licensing agreements with industry participants on favorable terms and conditions. As our sales increase compared to those of our competitors, the strength of our patent portfolio may not be sufficient to guarantee the conclusion or renewal of broad patent cross-licenses on terms that do not affect our results of operations. Furthermore, as a result of litigation, or to address our business needs, we may be required to take a license to third party IP rights upon economically unfavorable terms and conditions, and possibly pay damages for prior use, and/or face an injunction or exclusion order, all of which could have a material adverse effect on our results of operations and ability to compete.

From time to time, we are involved in IP litigation and infringement claims. In the event a third party IP claim were to prevail, our operations may be interrupted and we may incur costs and damages, which could have a material adverse effect on our results of operations, cash flow and financial condition.

Finally, we have received from time to time, and may in the future receive communications from competitors or other third parties alleging infringement of certain patents and other IP rights of others, which have been and may in the future be followed by litigation. Regardless of the validity or the successful assertion of such claims, we may incur significant costs with respect to the defense thereof, which could have a material adverse effect on our results of operations, cash flow or financial condition.

3.2.2.9.	Backlog

Our sales are made primarily pursuant to standard purchase orders that are generally booked from one to twelve months in advance of delivery. Quantities actually purchased by customers, as well as prices, are subject to variations between booking and delivery and, in some cases, to cancellation due to changes in customer needs or industry conditions. During periods of economic slowdown and/or industry overcapacity and/or declining selling prices, customer orders are not generally made far in advance of the scheduled shipment date. Such reduced lead time can reduce management’s ability to forecast production levels and revenues. When the economy rebounds, our customers may strongly increase their demands, which can result in capacity constraints due to our inability to match manufacturing capacity with such demand.

In addition, our sales are affected by seasonality, with the first quarter generally showing lowest revenue levels in the year, and the third or fourth quarter historically generating higher amounts of revenues.

We also sell certain products to key customers pursuant to frame contracts. Frame contracts are annual contracts with customers setting forth quantities and prices on specific products that may be ordered in the future. These contracts allow us to schedule production capacity in advance and allow customers to manage their inventory levels consistent with just-in-time principles while shortening the cycle times required to produce ordered products. Orders under frame contracts are also subject to a high degree of volatility, because they reflect expected market conditions which may or may not materialize. Thus, they are subject to risks of price reduction, order cancellation and modifications as to quantities actually ordered resulting in inventory build-ups.

Furthermore, developing industry trends, including customers’ use of outsourcing and their deployment of new and revised supply chain models, may reduce our ability to forecast changes in customer demand and may increase our financial requirements in terms of capital expenditures and inventory levels.

We entered 2012 with a backlog significantly lower than we had compared to 2011, as a result of a difficult industry environment. During 2012, our backlog declined, in particular in the second half, reflecting the continuing difficult industry environment, which resulted in a significant decline in our order inflows. As a result of these challenging conditions, we entered 2013 with a backlog significantly lower than we had entering 2012.

3.2.2.10.	Competition

Markets for our products are intensely competitive. While only a few companies compete with us in all of our product lines, we face significant competition in each of them. We compete with major international semiconductor companies. Smaller niche companies are also increasing their participation in the semiconductor market, and semiconductor foundry companies have expanded significantly, particularly in Asia. Competitors include manufacturers of standard semiconductors, ASICs and fully customized ICs, including both chip and board-level products, as well as customers who develop their own IC products and foundry operations. Some of our competitors are also our customers.

The primary international semiconductor companies that compete with us include Analog Devices, Atmel, Avago, Broadcom, Fairchild Semiconductor, Freescale Semiconductor, Infineon, Intel, International Rectifier, Invensense, Linear Technology, LSI Logic, Marvell, Maxim, MediaTek, Microchip Technology, Mstar, NXP Semiconductors, ON Semiconductor, Qualcomm, Renesas, ROHM Semiconductor, Samsung, Texas Instruments, Toshiba, TSMC and Vishay.

We compete in different product lines to various degrees on the basis of price, technical performance, product features, product system compatibility, customized design, availability, quality and sales and technical support. In particular, standard products may involve greater risk of competitive pricing, inventory imbalances and severe market fluctuations than differentiated products. Our ability to compete successfully depends on elements both within and outside our control, including successful and timely development of new products and manufacturing processes, product performance and quality, manufacturing yields and product availability, customer service, pricing, industry trends and general economic trends.

3.2.2.11.	Public Funding

We participate in certain programs established by the EU, individual countries and local authorities in Europe (primarily in France and Italy). Such funding is generally provided to encourage R&D activities and capital investment, industrialization and the economic development of underdeveloped regions. These programs are partially supported by direct funding, tax credits and specific loans (low-interest financing). Public funding in France, Italy and Europe generally is open to all companies, regardless of their ownership or country of incorporation. The EU has developed model contracts for R&D funding that require beneficiaries to disclose the results to third parties on reasonable terms. As disclosed, the conditions for receipt of government funding may include eligibility restrictions, approval by EU authorities, annual budget appropriations, compliance with European Commission regulations, as well as specifications regarding objectives and results.

Some of our R&D government funding contracts involve advance payments that require us to justify our expenses after receipt of funds. Certain specific contracts (Crolles, Grenoble, Rousset and Tours, France and Catania, Italy) contain commitments to maintain a minimum level of employment and/or investment during a certain amount of time. There could be penalties (i.e., a partial refund due to the government) if these objectives are not fulfilled. Other contracts contain penalties for late deliveries or for breach of contract, which may result in repayment obligations. The main programs for R&D in which we are involved include: (i) the Eureka CATRENE cooperative R&D program (Cluster for Application and Technology Research in Europe on NanoElectronics); (ii) EU R&D projects with FP7 (Seventh Frame Program) for Information and Communication Technology; (iii) European Joint Technology Initiatives such as ENIA (European Nanoelectronics Initiative Advisory Committee) and ARTEMIS (Embedded Computing Systems Initiative) operated by Joint Undertakings formed by the European Union, some member states and industry; and (iv) national or regional programs for R&D and for industrialization in the electronics industries involving many companies and laboratories. The pan-European programs cover a period of several years, while national or regional programs in France and Italy are subject mostly to annual budget appropriation. We were recently awarded two of the first of five projects under the ENIAC “KET (Key Enabling Technologies) Pilot Lines” frame, recently launched in Europe. They are devoted respectively to specific MEMS technologies (based in Italy) and FD-SOI technologies (based in France).

Due to changes in legislation and/or review by the competent administrative or judicial bodies, there can be no assurance that government funding granted to us may not be revoked or challenged or discontinued in whole or in part, by any competent state or European authority, until the legal time period for challenging or revoking such funding has fully lapsed.

In 2006, the EU Commission allowed the modification of the conditions of a grant pertaining to the building, facilitation and equipment of our facility in Catania, Italy (the “M6 Plant”). Following this decision, the authorized timeframe for completion of the project was extended and the Italian government was authorized to allocate € 446 million, out of the € 542 million grants originally authorized, for the completion of the M6 Plant if we made a further investment of € 1,700 million between January 1, 2006 through the end of 2009. On the basis of the investments actually realized during the period, we recorded an amount of approximately €78 million as funding for capital investment of which approximately € 44 million has been received to date. On September 13, 2011, the European Commission initiated a review of the M6 investment and related benefits, requesting information from the Italian government about the status and the ownership of the benefits of the M6 investment during the period 2001-2006. The Italian authorities responded to all such requests for information in 2011 and 2012 concerning primarily the history of the investment made, the motivation of the state aid granted, the formal interpretation related to the definition of “investment activation”, and its application to the M6 case. To our knowledge, no proceedings are ongoing.

3.2.2.12.	Suppliers

We use three main critical types of suppliers in our business: equipment suppliers, raw material suppliers and external subcontractors. In the front-end process, we use steppers, scanners, tracking equipment, strippers, chemo-mechanical polishing equipment, cleaners, inspection equipment, etchers, physical and chemical vapor-deposition equipment, implanters, furnaces, testers, probers and other specialized equipment. The manufacturing tools that we use in the back-end process include bonders, burn-in ovens, testers and other specialized equipment. The quality and technology of equipment used in the IC manufacturing process defines the limits of our technology. Demand for increasingly smaller chip structures means that semiconductor producers must quickly incorporate the latest advances in process technology to remain competitive. Advances in process technology cannot occur without commensurate advances in equipment technology, and equipment costs tend to increase as the equipment becomes more sophisticated.

Our manufacturing processes use many raw materials, including silicon wafers, lead frames, mold compound, ceramic packages and chemicals and gases. The prices of many of these raw materials are volatile due to the specificity of the market. We have therefore adopted a “multiple sourcing strategy” designed to protect us from the risk of price disruption. The same strategy applies to supplies for the raw materials used by us to avoid potential material disruption of essential material when industry demand is ramping up. Our “multiple sourcing strategy”, our Financial Risk Monitoring (FRISK) as well as the robustness of our supply chain and strong partnership with suppliers are intended to mitigate these risks.

Finally, we also use external subcontractors to outsource wafer manufacturing, as well as assembly and testing of finished products.

3.2.2.13.	Environmental Matters

Our manufacturing operations use many chemicals, gases and other hazardous substances, and we are subject to a variety of evolving environmental and health and safety regulations related, among other things, to the use, storage, discharge and disposal of such chemicals and gases and other hazardous substances, emissions and wastes, as well as the investigation and remediation of soil and ground water contamination. In most jurisdictions in which we operate, we must obtain permits, licenses and other forms of authorization, or give prior notification, in order to operate. Because a large portion of our manufacturing activities are located in the EU, we are subject to European Commission regulation on environmental protection, as well as regulations of the other jurisdictions where we have operations.

Consistent with our Principles of Sustainable Excellence (“PSE”), we have established proactive environmental policies with respect to the handling of chemicals, gases, emissions and waste disposals from our manufacturing operations, and we have not suffered material environmental claims in the past. We believe that our activities comply with presently applicable environmental regulations in all material respects. We have engaged outside consultants to audit all of our environmental activities and created environmental management teams, information systems and training. We have also instituted environmental control procedures for processes used by us as well as our suppliers. As a company, we have been certified to be in compliance with the quality standard ISO9001:2008 and with the technical specification ISO/TS16949:2009, and with the environmental standards ISO14001 and the European EMAS (Eco Management and Audit Scheme).

3.2.3.	2012 Key announcements

On February 23, 2012, certain holders redeemed 190,131 of our 2016 Convertible Bonds at a price of $1,093.81, out of the total of 200,402 outstanding bonds, representing approximately 95% of the then outstanding convertible bonds. In addition, on March 12, 2012, we accepted the further put of 4,980 bonds for a cash consideration of $5 million. On March 28, 2012, we published a notice of sweep up redemption for the remaining 5,291 bonds outstanding, which were redeemed on May 10, 2012. As of December 31, 2012, there were no bonds remaining outstanding.

On April 5, 2012, an arbitration tribunal set up according to the rules of the International Chamber of Commerce, ordered us to pay approximately $59 million to NXP concerning a dispute related to a claim from NXP for underloading charges to be included in the price of wafers which NXP supplied to our Wireless joint venture. The tribunal chose not to address certain issues raised by us that formed part of a second arbitration before the same ICC tribunal. Hearings occurred in June 2012. In a decision rendered on April 2, 2013, the Arbitration Tribunal dismissed both ST claims and NXP’s counterclaim made pursuant to this second arbitration.

Our Annual General Meeting of Shareholders was held on May 30, 2012 in Amsterdam and, among other, the following decisions were adopted by our shareholders:

•
The appointment of Ms. Martine Verluyten as a new member of the Supervisory Board for a three-year term, expiring at the 2015 Annual General Meeting, in replacement of Mr. Doug Dunn whose mandate expired;

•	The adoption of our 2011 accounts reported in accordance with International Financial Reporting Standards, as issued by the IASB and adopted by the European Union (IFRS);

•
The distribution of a cash dividend of $0.40 per share, to be paid in four equal quarterly installments in June, August and December 2012 and February 2013 to shareholders of record in the month of each quarterly payment.

After our Annual General Meeting of Shareholders on May 30, 2012, Philippe Dereeper was named Executive Secretary of the Supervisory Board.

On July 2, 2012, we announced the publication of our 2011 Sustainability Report. Containing comprehensive details of our sustainability strategy, policies and performance during 2011, the Report also illustrates how we embed sustainability into every level of our operations to create value for all our stakeholders.

Effective July 31, 2012, Alisia Grenville-Mangold, Corporate Vice President and Chief Compliance Officer, was succeeded by Philippe Dereeper as Corporate Compliance Officer, reporting to Tjerk Hooghiemstra, Chief Administrative Officer.

Effective July 31, 2012, Franck Freymond, Chief Audit and Risk Executive, took on responsibility for the Ethics Committee, the whistle-blowing hotline and the process and reporting on related investigations and Enterprise Risk Management, in addition to his current assignment.

Effective July 31, 2012, Patrice Chastagner, Corporate Vice President, Human Resources, was succeeded by Philippe Brun, reporting to Tjerk Hooghiemstra.

On August 6, 2012, we announced the completion of an IP and talent acquisition from bTendo, an Israeli projection-technology innovator.

On August 30, 2012, we announced a strategic agreement with MicroOLED, a France-based company dedicated to the development and commercialization of state-of-the-art organic light emitting diodes, as well as an equity investment of approximately €6 million in the company.

On September 13, 2012, we announced that Georges Penalver was appointed Executive Vice President, Member of the Corporate Strategic Committee, Corporate Strategy Officer, effective immediately. Jean-Marc Chery, Executive Vice President, took the additional responsibility of General Manager, Digital Sector, while maintaining his current role of Executive Vice President, Chief Technology and Manufacturing Officer. As a result of Mr. Chery’s expanded responsibilities, Eric Aussedat, General Manager, Imaging and Bi-CMOS ASICs Group, Joel Hartmann, Corporate Vice President, Front-end Manufacturing & Process R&D, Digital Sector, and Philippe Magarshack, Corporate Vice President, Design Enablement & Services, were promoted to Executive Vice Presidents while maintaining their previous roles. Stephane Delivre, Corporate Vice President, Global Chief Information Officer, now reports to Carlo Bozotti. Philippe Lambinet, Executive Vice President, Corporate Strategy Officer and General Manager, Digital Sector, left the company to pursue other interests, effective September 13, 2012.

On October 23, 2012, in a move to enhance performance and optimize asset utilization, we announced a new savings plan designed to achieve $150 million in annual savings at the ST level upon completion anticipated to occur by the end of 2013. A portion of the savings coming from the identified initiatives will leverage the synergies of our previously disclosed Unified Processing Platform approach by integrating the development of System-on-Chip for digital TV. The plan also involves other new initiatives, such as efficiencies in our process-technology development model and expenses related to design outsourcing. Total restructuring costs are expected to be about $25 million to $30 million through completion and might affect up to 500 jobs, including contractors and attritions.

On December 10, 2012, we announced our new strategic plan. The plan is the outcome of a strategic review, as we saw major changes in the market dynamics, in particular, with reference to the wireless market. Our new strategy is aligned with the new market environment and is centered on leadership in Sense & Power and Automotive Products, and in Embedded Processing Solutions. Our specific focus is on five product areas: MEMS and Sensors, Smart Power, Automotive Products, Microcontrollers, and Application Processors including Digital Consumer. As part of new strategy, we decided to exit the ST-Ericsson joint venture after a transition period, which is expected to end during the third quarter of 2013.

On March 11, 2013 we announced that Didier Lamouche, Chief Operating Officer, whose operational role was suspended when he took the assignment as President and Chief Executive Officer at ST-Ericsson in December 2011, has decided to resign from the company effective March 31, 2013 to pursue other opportunities.

On March 18, 2013 we announced, together with Ericsson, an agreement on the way forward for the joint venture ST-Ericsson. The main steps agreed upon to split up the JV are the following: (i) Ericsson will take on the design, development and sales of the LTE multimode thin modem products, including 2G, 3G and 4G multimode; (ii) we will take on the existing ST-Ericsson products, other than LTE multimode thin modems, and related business as well as certain assembly and test facilities; (iii) starting the close down of the remaining parts of ST-Ericsson. The formal transfer of the relevant parts of ST-Ericsson to the parent companies is expected to be completed during the third quarter of 2013, subject to regulatory approvals. After the split up it is proposed that Ericsson will assume approximately 1,800 employees and contractors, with the largest concentrations in Sweden, Germany, India and China. It is also proposed that we will assume approximately 950 employees, primarily in France and in Italy, to support ongoing business and new products development within ST. The agreement is fully in line with our financial model target of an operating margin of 10 percent or more and with plans to reduce quarterly net operating expenses by the beginning of 2014.

In addition, as a result of the agreement, we expect to incur cash costs, including the covering of ST-Ericsson’s ongoing operations during the transition period and its restructuring costs, in the range of approximately $350 million to $450 million.

On March 18, 2013 we also announced that Carlo Ferro was appointed President and Chief Executive Officer of ST-Ericsson, effective April 1, 2013. Ferro is currently Chief Operating Officer of ST-Ericsson and succeeded Didier Lamouche. Ferro will lead the work in securing both business continuity of ST-Ericsson and effective completion of the transition phase.

3.2.4.	Business and financial outlook for 2013

Semiconductor market conditions are expected to improve in 2013, driven by a more favorable economic environment. During the first part of the year, there have been initial signs of a mild recovery. At ST, we expect to outperform the market with our Sense & Power and Automotive Products and Embedded Processing Solutions segments. In particular, we expect Imaging, Microcontrollers, Analog and MEMS to be the highest contributors to our revenue performance.

With respect to ST-Ericsson, in March 2013 we announced an agreement on the way forward for the joint venture. The main steps agreed upon to split up the joint venture are the following: (i) Ericsson will take on the design, development and sales of the LTE multimode thin modem products, including 2G, 3G and 4G multimode; (ii) ST will take on the existing ST-Ericsson products, other than LTE multimode thin modems, and related business as well as certain assembly and test facilities and (iii) Starting the close down of the remaining parts of ST-Ericsson. The formal transfer of the relevant parts of ST-Ericsson to the parent companies is expected to be completed during the third quarter of 2013, subject to regulatory approvals. ST will assume approximately 950 employees, primarily in France and in Italy, to support ongoing business and new products development within ST. Our current best estimate is that we could have funding requirements, including the ongoing operations of ST-Ericsson during the transition period and restructuring costs, in the range of approximately $350 million to $450 million during 2013.

Overall, we will be a much stronger company with a re-sized cost base, sharpened product focus and stronger market position.

Our policy is to modulate our capital spending according to the evolution of the semiconductor market. Based on current visibility on demand, we anticipate our capex to remain at a low level in the first half 2013 and to be adjusted based on demand thereafter. We estimate a capital expenditure in the range of $500-600 million in 2013. The most significant of our 2013 capital expenditure projects are expected to be: (a) for our front-end facilities: (i) in our 300mm fab in Crolles, technology evolution to consolidate the capability for 20-nm processes and mix evolution to support the production ramp up of the most advanced technologies, preparing the future growth; (ii) a few selective programs of mix evolution, mainly in the area of analog processes; and (iii) quality, safety, maintenance, and productivity and cost savings investments in both 150mm and 200mm front-end fabs; (b) for our back-end facilities, capital expenditures will mainly be dedicated to: (i) capacity growth on strategic package families, mainly in the area of microsystems, to sustain market demand; (ii) repatriation of product lines from subcontractors and modernization of package lines targeting cost savings benefits; and (iii) specific investments in the areas of factory automation, quality, environment and energy savings; and (c) an overall capacity adjustment in final testing and wafers probing (EWS) according to change in demand.

We will continue to monitor our level of capital spending by taking into consideration factors such as trends in the semiconductor industry and capacity utilization. We expect to need significant financial resources in the coming years for capital expenditures and for our investments in manufacturing and R&D. We plan to fund our capital requirements from cash provided by operating activities, available funds and support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuance of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results, and consequently of our profitability, could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in prior years to fund our capital expenditure plans for expanding/upgrading our production facilities, our working capital requirements, our R&D and manufacturing costs.

Furthermore, there may be a need to provide additional financing by the parent companies to ST Ericsson joint venture, depending upon which strategic option is pursued as part of our exit from the joint venture. Our current best estimate is that we could have funding requirements including the ongoing operations of ST-Ericsson during the transition period and restructuring costs in the range of approximately $350 million to $450 million during 2013.

We are committed to participate in further capital increases of up to €14 million in 3Sun should certain events materialize. In addition to that, in case of a negative evolution of the business, there may be a need to provide additional resources to 3Sun.

We believe that we have the financial resources needed to meet our currently projected business requirements for the next twelve months, including capital expenditures for our manufacturing activities, working capital requirements, approved dividend payments and the repayment of our debts in line with their maturity dates.

3.2.5.	Liquidity and financial position

We maintain a significant cash position and a low debt-to-equity ratio, which provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.

During 2012, our cash and cash equivalents increased by $338 million, due to the net cash from operating activities and financing activities exceeding the net cash used in investing activities.

The evolution of our cash flow for each period is as follows:

In millions of USD	2012	2011
Net cash from operating activities	1,182	1,451
Net cash used in investing activities	(925)	(832)
Net cash from (used in) financing activities	94	(555)
Effect of change in exchange rates	(13)	(44)
Net cash increase	338	20

Net cash from operating activities

The net cash from operating activities in 2012 was $1,182 million, decreasing compared to the prior year period mainly due to the overall deterioration of our financial results. Net cash from operating activities is the sum of (i) net income (loss) adjusted for non-cash items and (ii) changes in net working capital.

Net result adjusted for non-cash items significantly reduced to $692 million of cash generated in 2012 compared to $1,498 million in the prior year period, due to the deteriorated operating results mainly at ST-Ericsson.

Changes in net working capital generated cash for a total amount of $568 million in 2012, compared to $53 million of cash generated in the prior year period. The changes in 2012 were represented by a positive trend in all the components of net working capital, mainly associated with a favorable variation in inventories ($192 million) and trade payables ($149 million). In 2011, the positive changes in other assets and liabilities ($313 million) and trade receivables ($184 million) were partially off-set by trade payables with a negative change by $384 million. Furthermore, 2012 also included a favorable net cash impact of $26 million, deriving from the non-recourse factoring of trade and other receivables, mainly done by ST-Ericsson, while the same impact in 2011 was $43 million.

Net cash used in investing activities

Investing activities used $925 million of cash in 2012, mainly due to payments for the purchase of tangible assets and for investment in intangible and financial assets, partially offset by the net proceeds from the sale of marketable securities. Payments for purchase of tangible assets, net of proceeds, totaled $451 million, reflecting a significant decrease in our capital expenditures in 2012 compared to $1,258 million registered in 2011. This decrease in capital expenditures reflected our action to mitigate the weakening overall impact of the semiconductor industry.

Net cash used in financing activities

Net cash generated from financing activities was $94 million in 2012 compared to $555 million used in 2011, since 2012 benefited from an increase in the proceeds from long-term debt, mainly associated with new financing from the European Investment Bank. Moreover, the financing activities in 2012 included $355 million as dividends paid to stockholders, compared to $327 million paid in 2011.

Financial position

As at December 31, 2012, our total financial resources amounted to $2,493 million and were comprised mainly of:

•	$2,250 million of cash and cash equivalents,

•	$150 million invested in Aaa U.S. treasury bills,

•
$88 million invested in senior debt floating rate notes issued by primary financial institutions with a minimum average rating of A-/Baa1/A; both the treasury bills and the Floating Rate Notes are reported at fair value,

•	$4 million in restricted cash, and

•	$1 million in short-term deposits.

At December 31, 2012, the aggregate amount of our interest bearing loans and borrowings, including the current portion, was $1,300 million, which included:

•	$815 million in European Investment Bank loans (the “EIB Loans”),

•	$462 million of our 2013 Senior Bonds (corresponding to €500 million at issuance),

•	$12 million of other long-term loans,

•	$7 million in loans from other funding programs, and

•	$4 million of finance leases.

The EIB Loans represent three committed credit facilities as part of R&D funding programs. The first, for R&D in France, was drawn in U.S. dollars, between December 2006 and February 2008, for a total amount of $341 million, of which $145 million remained outstanding as at December 31, 2012. The second for R&D projects in Italy, was drawn in U.S. dollars, between August and October 2008, for a total amount of $380 million, out of which $217 million remained outstanding as of December 31, 2012. Additionally, we had unutilized committed medium-term credit facilities with core relationship banks of about $490 million. The third one, signed in 2010 as a € 350 million multi-currency loan for R&D programs in Europe, was drawn mainly in U.S. dollar and only partially in Euro, between October and December 2012, for a total amount of $453 million and remained fully outstanding as of December 31, 2012. At December 31, 2012, the amounts available under the short-term lines of credit were unutilized. In March 2013 we executed a new loan for R&D programs in Italy for an amount of €350 million.

Together with Ericsson, we have a committed facility to ST-Ericsson SA, which was extended at various times and in December 2012 reached the level of $1.5 billion. In December, the two parents decided to forgive the entire facility. The parents have agreed to extend funding for the first quarter 2013 only. Following the announcement of the JV breakup we are now expecting a total cash amount estimated in the range $350 million to $450 million for us to cover the 2013 cash needs from operations and the restructuring charges.

Our long-term capital market financing instruments contain standard covenants, but do not impose minimum financial ratios or similar obligations on us.

In February 2006, we issued $1,131 million principal amount at maturity zero coupon senior convertible bonds due in February 2016. The bonds were convertible by the holder at any time prior to maturity at a conversion rate of 43.833898 shares per one thousand dollar face value of the bonds corresponding to 42,694,216 equivalent shares. In order to optimize our liability management and yield, we repurchased a portion of our 2016 Convertible Bonds during 2009 (98,000 bonds for a total cash consideration of $103 million and corresponding to 4,295,722 shares) and in 2010 (385,830 bonds for a total cash consideration of $410 million and corresponding to 16,912,433 shares). On February 23, 2011, certain holders redeemed 41,123 convertible bonds at a price of $1,077.58, out of the total of 490,170 outstanding bonds, or about 8%. In the third and fourth quarters of 2011, we repurchased 248,645 bonds for a total cash consideration of $270 million, corresponding to 10,899,080 shares. On February 23, 2012, certain holders redeemed 190,131 convertible bonds at a price of $1,093.81, out of the total of 200,402 outstanding bonds, representing approximately 95% of the then outstanding convertible bonds. In addition, on March 12, 2012, we accepted the further put of 4,980 bonds for a cash consideration of $5 million. On March 28, 2012, we published a notice of sweep up redemption for the remaining 5,291 bonds outstanding, which were redeemed on May 10, 2012. As of December 31, 2012, there were no bonds remaining outstanding.

In March 2006, STMicroelectronics Finance B.V. (“ST BV”), a wholly owned subsidiary, issued floating rate senior bonds with a principal amount of €500 million at an issue price of 99.873% (“2013 Senior Bonds”). The notes, which matured on March 17, 2013, were paying a coupon rate of the three-month Euribor plus 0.40% on June 17, September 17, December 17 and March 17 of each year through maturity. The notes have a put for early repayment in case of a change of control. The 2013 Senior Bonds issued by ST BV are guaranteed by ST NV. We repurchased a portion of our 2013 Senior Bonds: (i) for the amount of $98 million in 2010, and (ii) $107 million in 2011. Our 2013 Senior Bonds were entirely repaid as planned in March 2013.

As of December 31, 2012, we had the following credit ratings on our 2013 Senior Bonds:

	Moody’s Investors Service	Standard & Poor’s
Floating Rate Senior Bonds due 2013	Baa2	BBB

We are also rated “BBB” from Fitch on an unsolicited basis. On May 29, 2012, Fitch lowered our senior debt rating from BBB+ to BBB with negative outlook.

3.2.6.	Financial risk management

The Group is exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its ongoing investing and financing activities. The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures. See note 7.6.36 of the Consolidated Financial Statements for further information.

Risk management is carried out by a central treasury department (Corporate Treasury). Simultaneously, a Treasury Committee, chaired by the CFO, steers treasury activities and ensures compliance with corporate policies. Treasury activities are thus regulated by the Company’s policies, which define procedures, objectives and controls. The policies focus on the management of financial risk in terms of exposure to market risk, credit risk and liquidity risk. Treasury controls are subject to internal audits. Most treasury activities are centralized, with any local treasury activities subject to oversight from head treasury office. Corporate Treasury identifies, evaluates and hedges financial risks in close cooperation with the Group’s operating units. It provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, price risk, credit risk, use of derivative financial instruments, and investments of excess liquidity. The majority of cash and cash equivalents is held in U.S. dollars and Euros and is placed with financial institutions rated at least a single “A” long-term rating from two of the major rating agencies, meaning at least A3 from Moody’s Investor Service and A- from Standard & Poor’s and Fitch Ratings, or better. Marginal amounts are held in other currencies. Foreign currency operations and hedging transactions are performed only to hedge exposures deriving from industrial and commercial activities.

Foreign exchange risk

The Group conducts its business on a global basis in various major international currencies. As a result, the Group is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro and the Swedish-Krona. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities at the Group’s subsidiaries.

Cash flow and fair value interest rate risk

The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow risk. Borrowings issued at fixed rates, whose amount is currently negligible, expose the Group to fair value risk.

Credit risk

Credit risk is the risk that counterparty will not meet its obligations under a financial instrument or customer contract leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily for trade receivables and loan notes) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and cash equivalents, short-term deposits and marketable securities, the availability of funding from committed credit facilities and the ability to close out market positions. The Group’s objective is to maintain a significant cash position and a low debt to equity ratio, which ensure adequate financial flexibility. Liquidity management policy is to finance the Group’s investments with net cash provided from operating activities.

3.3.	Risk management and Internal control

Below is a list of the main risks factors related to the semiconductor industry and specifically related to our operations, which may affect the result and performance of STMicroelectronics and the ability of management to predict the future:

•	future risks to our core business, other potential write-offs of assets, our share of costs and the required cash resources that ensue from our decision to exit ST-Ericsson;

•	our ability to competitively address market demand for the products which we design, manufacture and sell;

•	changes in the market for our products, including the actual demand for products where we have achieved design wins and/or demand for applications where we are targeting growth;

•	our customers’ ability to successfully compete in the application markets they serve with our products;

•
our ability in periods of reduced market demand or visibility to reduce our expenses as required, as well as our ability to operate our manufacturing facilities at sufficient levels with existing process technologies to cover our fixed operating costs;

•
our ability, in an intensively competitive environment, to identify and allocate necessary design resources to successfully and timely develop and secure customer acceptance for new products meeting their expectations;

•	our ability to achieve our pricing expectations for high-volume supplies of new products in whose development we have been, or are currently, investing;

•	the financial impact of obsolete or excess inventories if actual demand differs from our expectations;

•
our ability to maintain or improve our competitiveness especially in light of volatility in the foreign exchange markets and, more particularly, in the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;

•	the impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•	restructuring charges and associated cost savings that differ in amount or timing from our estimates;

•
changes in our overall tax position as a result of changes in tax laws, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	natural events such as severe weather, earthquakes, tsunami, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;

•
changes in economic, social, political or infrastructure conditions in the locations where we, our customers or our suppliers operate including as a result of macroeconomic or regional events, military conflict, social unrest or terrorist activities;

•	availability and costs of raw materials, utilities, third-party manufacturing services, or other supplies required by our operations; and

•	the outcome of ongoing litigation as well as any new litigation to which we may become a defendant.

Internal control

The Managing Board is responsible for ensuring that STMicroelectronics complies with all applicable legislation and regulations. As such, under the guidance of the Chief Financial Officer, who reports to the Managing Board, the Managing Board has established and implemented our internal financial risk management and control systems. These controls and procedures are based on the identification of external and internal risks factors that could influence our operations and financial objectives and contain a system of monitoring, reporting and operational reviews.

The effectiveness of our internal controls and procedures is evaluated regularly, and changes to such internal controls and procedures, as well as any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to affect our ability to record, process or summarize and report financial information are disclosed to our auditors and to the Audit Committee of the Supervisory Board. Likewise any fraud, whether or not material, that involves management or other employees who have a significant role in our internal control over financial reporting are disclosed to our auditors, and to the Audit Committee of the Supervisory Board.

In the various areas of business risk management we have established corporate policies and procedures which set forth principles, business rules of behavior and conduct which are considered to be consistent with proper business management, in line with our mission and strategic objectives.

We have adopted “Corporate Standard Operating Procedures” to describe the operational flow of actions to perform a task or activity, or to implement a policy within a given functional field. We have over one hundred standard operating procedures which cover a wide range of activities such as approvals, authorizations, verifications, reconciliations, review of operating performance, security of assets and segregation of duties, which are deployed throughout our organization, and which may be completed as and when required by local operating procedures.

We have an internal audit organization, which performs general scope internal audits covering various areas, such as information technology, logistics and inventory management, human resources and payroll, internal control systems, security, purchasing, treasury, etc. The audit plans for our internal audit organization are reviewed at least once a year by the Audit Committee of the Supervisory Board.

We rely on ST-Ericsson’s CEO and CFO certification of internal control at ST-Ericsson and their affiliates that are an integral part of our Consolidated Financial Statements but act as an independent company under the governance structure of their two parents.

In summary, our internal risk management and control system cannot provide absolute assurance, but aims at a reasonable level of assurance, that realization of strategic and operational objectives is monitored, the financial reporting is reliable and where relevant applicable laws and regulations are complied with.

Based on the outcome of the aforementioned measures, the Managing Board states that to the best of its knowledge: (i) the internal risk management and control systems in place provide a reasonable assurance that STMicroelectronics’ financial reporting does not include any errors of material importance as of and for the 2012 financial year and (ii) in relation to STMicroelectronics’ financial reporting these systems operated effectively during 2012 and (iii) there are no indications that, in relation to STMicroelectronics’ financial reporting, these systems will not operate effectively in 2013.

Our internal risk management and control systems, including the structure and operation thereof, were discussed and evaluated on several occasions with the Audit Committee and the Supervisory Board during 2012 (in accordance with best practice provisions II.1.4 and III.1.8 of the Dutch Corporate Governance Code).

4.	Report of the Supervisory Board

The supervision of the policies and actions of the Managing Board is entrusted to the Supervisory Board, which, in a two-tier corporate structure under Dutch law, is a separate body and fully independent of the Managing Board. In fulfilling their duties under Dutch law, the Supervisory Board members serve the best interests of all of STMicroelectronics’ shareholders and other stakeholders, as well as those of STMicroelectronics’ business.

The Supervisory Board supervises and advises the Managing Board in performing its management tasks and setting the direction of STMicroelectronics’ affairs and business. The members of the Supervisory Board are carefully selected based on their combined expertise, their knowledge of STMicroelectronics and its affairs, and of the business in which STMicroelectronics operates. The Supervisory Board is empowered to recommend to the general meeting of shareholders people to be appointed as members of the Supervisory Board or of the Managing Board.

The Supervisory Board, advised and assisted by its various committees, including the Strategic Committee, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee which all report to it, supervises the structure and management of systems of internal business controls, risk management, strategy and the financial reporting process. In addition, it determines the remuneration of the sole member of the Managing Board within the remuneration policy adopted by the general meeting of shareholders.

The Supervisory Board has established the following independence criteria for its members, thereby deviating from best practice provision III.2.2 of the Dutch Corporate Governance Code: Supervisory Board members must have no material relationship with STMicroelectronics or any of STMicroelectronics’ consolidated subsidiaries, or STMicroelectronics’ management. A “material relationship” can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others, but does not include a relationship with direct or indirect shareholders.

The Supervisory Board also adopted specific bars to independence. On that basis, the Supervisory Board concluded, in its business judgment that all members qualify as independent based on the criteria set forth above.

The Supervisory Board is pleased to report to STMicroelectronics’ shareholders the various activities of the Supervisory Board and the Supervisory Board Committees in 2012.

4.1.	Composition of the Supervisory Board

The Supervisory Board consists of such number of members as is resolved by our annual shareholders’ meeting upon the proposal of the Supervisory Board, with a minimum of six members. Decisions by our shareholders’ meeting concerning the number and the identity of the Supervisory Board members are taken by a simple majority of the votes cast at a meeting, provided quorum conditions are met (15% of our issued and outstanding share capital present or represented). If a quorum is not present, a further meeting can be convened which shall be entitled, irrespective of the share capital represented, to pass a resolution.

The Supervisory Board currently has the following nine members:

Name	Position	Year Appointed(1)	Term Expires	Age
Didier Lombard	Chairman	2004	2014	70
Bruno Steve	Vice-Chairman	1989	2014	71
Jean d’Arthuys	Member	2011	2014	46
Raymond Bingham	Member	2007	2013	67
Jean-Georges Malcor	Member	2011	2014	56
Alessandro Ovi	Member	2007(2)	2013	68
Alessandro Rivera	Member	2011	2014	42
Martine Verluyten	Member	2012(3)	2015	61
Tom de Waard	Member	1998	2014	66
(1)	As a member of the Supervisory Board.
(2)	Mr. Ovi was also a Supervisory Board member from 1994 to 2005.
(3)	Ms. Verluyten was appointed as a member of the Supervisory Board on May 30, 2012

The mandate of Mr. Dunn expired at our annual shareholders’ meeting in 2012. The mandates of Messrs. Bingham and Ovi will expire at our annual shareholders’ meeting in 2013.

Resolutions of the Supervisory Board require the approval of at least three quarters of its members in office. The Supervisory Board must meet upon request by two or more of its members or by our Managing Board. The Supervisory Board has established procedures for the preparation of Supervisory Board resolutions and the calendar for Supervisory Board meetings. The Supervisory Board meets at least five times a year, including once per quarter to approve our quarterly and annual accounts and their release. The Supervisory Board has adopted a Supervisory Board Charter setting forth its duties, responsibilities and operations, as mentioned below. This charter is available on our website at www.st.com/stonline/company/governance/index.htm.

Pursuant to Dutch law, there is no mandatory retirement age for members of the Supervisory Board. Members of the Supervisory Board may be suspended or dismissed by our shareholders’ meeting. The Supervisory Board may make a proposal to our shareholders’ meeting for the suspension or dismissal of one or more of its members. The members of the Supervisory Board receive compensation as authorized by our shareholders’ meeting. Each member of the Supervisory Board must resign no later than three years after appointment, as described in our Articles of Association, but may be reappointed following the expiration of his term of office. As mentioned in the Supervisory Board Charter (as well as our Corporate Governance Charter as approved by our annual shareholders’ meeting held in 2004) as posted on our website, we consider that it is not in our best interests to limit the number of terms a member of the Supervisory Board may serve on the Supervisory Board.

Biographies

Didier Lombard has been a member of the Supervisory Board since 2004 and has been its Chairman since May 3, 2011. He serves on the Compensation, Strategic and Nominating and Corporate Governance Committees of the Supervisory Board. Mr. Lombard was appointed Chairman and Chief Executive Officer of France Telecom in March 2005, and served as Chief Executive Officer until February 2010 and Chairman until March 2011. Mr. Lombard began his career in the Research and Development division of France Telecom in 1967. From 1989 to 1990, he served as scientific and technological director at the Ministry of Research and Technology. From 1991 to 1998, he served as General Director for industrial strategies at the French Ministry of Economy, Finances and Industry, and from 1999 to 2003 he served as an Ambassador at large for foreign investments in France and as President of the French Agency for International Investments. From 2003 through February 2005, he served as France Telecom’s Senior Executive Vice President in charge of technologies, strategic partnerships and new usages and as a member of France Telecom’s Executive Committee. Mr. Lombard is also a member of the Board of Directors of Thales and Technicolor (previously Thomson), one of our customers, as well as a member of the Supervisory Board of Radiall. Mr. Lombard was also a member until his resignation on November 15, 2006 of the Supervisory Board of ST Holding, our largest shareholder. Mr. Lombard is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Télécommunications.

Bruno Steve has been a member of the Supervisory Board since 1989 (where he has held different positions as Chairman, Vice Chairman and Member) and has been its Vice Chairman since May 3, 2011. Mr. Steve serves on the Supervisory Board’s Compensation Committee, Strategic Committee and Nominating and Corporate Governance Committee. He was with Istituto per la Ricostruzione Industriale IRI S.p.A. (“I.R.I”), a former shareholder of Finmeccanica, Finmeccanica and other affiliates of I.R.I. in various senior positions for over 17 years. Mr. Steve served as the Chairman of the Statutory Auditors of Selex Galileo S.p.A. until December 31, 2012. He previously served as member of the Statutory Auditors of Pirelli Tyres S.p.A. Until December 1999, he served as Chairman of MEI. He served as the Chief Operating Officer of Finmeccanica from 1988 to July 1997 and Chief Executive Officer from May 1995 to July 1997. He was Senior Vice President of Planning, Finance and Control of I.R.I. from 1984 to 1988. Prior to 1984, Mr. Steve served in several key executive positions at Telecom Italia. He is also a professor at LUISS Guido Carli University in Rome. Mr. Steve was Vice Chairman from May 1999 to March 2002, Chairman from March 2002 to May 2003 and member until his resignation on April 21, 2004 of the Supervisory Board of ST Holding, our largest shareholder.

Jean d’Arthuys has been a member of the Supervisory Board since May 2011. He serves on the Compensation, Strategic and Nominating and Corporate Govervance Committees. Mr. d’Arthuys joined Fonds Stratégique d’Investissement (“FSI”) in 2010 as Director and member of the Executive Committee. Mr. d’Arthuys was a partner in the fund PAI Partners from 2007 until 2010, in particular in charge of the sectors media, internet and telecom. He was previously Chairman and Chief Executive Officer of television channels Paris Premiere and W9. Mr. d’Arthuys spent the main part of his career at the Executive Board of the Group M6, where he had various functions (from 1996 until 2007). He managed in particular the activities of digital television and the development of the Group. He was a board member of TPS, Sportfive and Newsweb. Mr. d’Arthuys was also Chairman and Chief Executive Officer of the soccer club Girondins de Bordeaux. Mr. d’Arthuys graduated from HEC Business School.

Raymond Bingham has been a member of the Supervisory Board since April 2007. He serves on the Audit Committee and the Strategic Committee. Since January 2010, Mr. Bingham has been an Advisory Director of General Atlantic LLC, a global private equity firm, and a Managing Director from September 2006 to December 2009. From August 2005 to August 2006, Mr. Bingham was a private investor. Mr. Bingham was Executive Chairman of the Board of Directors of Cadence Design Systems Inc., a supplier of electronic design automation software and services, from May 2004 to July 2005, and served as a director of Cadence from November 1997 to July 2005. Prior to being Executive Chairman, he served as President and Chief Executive Officer of Cadence from April 1999 to May 2004, and as Executive Vice President and Chief Financial Officer from April 1993 to April 1999. Mr. Bingham also serves as a Director of Spansion Inc., Fusion-i0, Dice Holdings, Oracle Corporation and Flextronics International, Ltd.

Jean-Georges Malcor has been a member of the Supervisory Board since May 2011. He serves on the Audit Committee. Mr. Malcor is the Chief Executive Officer of CGG. Mr. Malcor began his career at the Thales group as an acoustic engineer in the Underwater Activities division where he was particularly in charge of hydrophone and geophone design and towed streamer programs. He then moved to the Sydney based Thomson Sintra Pacific Australia, becoming Managing Director of the company in 1990. Back in France, he became Director of Marketing and Communications (1991), then Director, Foreign Operations of Thomson Sintra Activités Sous Marines (1993). In 1996, he was appointed Managing Director of Thomson Marconi Sonar Australia which was, in addition to its military activities, the lead developing company for the solid geophysical streamer. In 1999 Mr. Malcor became the first Managing Director of the newly formed joint venture Australian Defense Industry. During this time he operated the Sydney based Woolloomooloo Shipyard (the largest dry dock in the southern hemisphere). In 2002, he became Senior Vice President, International Operations of Thales International. From 2004 to 2009, he was Senior Vice President in charge of the Naval Division, supervising all naval activities in Thales including ship design, building and maintenance. In January 2009, he became Senior Vice President, in charge of the Aerospace Division. In June 2009, he moved to the position of Senior Vice President, Continental Europe, Turkey, Russia, Asia, Africa, Middle East, and Latin America. Mr. Malcor joined CGG in January 2010 as President and became CEO on June 30, 2010. He is a graduate of Ecole Centrale de Paris. He also holds a Master of Sciences degree from Stanford University, and a Doctorat from Ecole des Mines.

Alessandro Ovi was a member of the Supervisory Board from 1994 until his term expired at our annual general shareholders’ meeting on March 18, 2005. He was re-appointed to the Supervisory Board at the 2007 annual shareholders’ meeting. He serves on the Audit Committee (since 2010) and the Strategic Committee. Mr. Ovi has been Special Advisor to the President of the European Community for five years and has served on the boards of Telecom Italia S.p.A, Finmeccanica S.p.A. and Alitalia S.p.A. Currently, he is also a director of LandiRenzo S.p.A.. Mr. Ovi is a Life Trustee in Carnegie Mellon University and a Member of the Board in the Italian Institute of Technology. Until April 2000, he was the Chief Executive Officer of Tecnitel S.p.A., a subsidiary of Telecom Italia Group. Prior to joining Tecnitel S.p.A., Mr. Ovi was the Senior Vice President of International Affairs and Communications at I.R.I. Mr. Ovi received a doctoral degree in Nuclear Engineering from the Politecnico in Milan and a Master’s Degree in Operations Research from the Massachusetts Institute of Technology.

Alessandro Rivera has been a member of the Supervisory Board since May 2011. He serves on the Compensation and the Nominating and Corporate Governance Committees. Mr. Rivera has been the Head of Directorate IV “Financial Sector Policy and Regulation Legal Affairs” at the Department of the Treasury, Ministry of Economy and Finance, since 2008. He served as Head of Unit in the Department of the Treasury from 2000 to 2008 and was responsible for a variety of policy matters: financial services and markets, banking foundations, accounting, finance, corporate governance and auditing. Since 2008, Mr. Rivera has been a Government representative in the “Consiglio Superiore” of the Bank of Italy as well as serving on the Steering Committee of Cassa Depositi e Prestiti S.p.A., the Financial Services Committee and the European Securities Committee. He was a member of the Accounting Regulatory Committee from 2002 to 2008 and a member of the Audit Regulatory Committee from 2005 to 2008. He served on the board of Italia Lavoro S.p.A. from 2005 to 2008 and was a member of the Audit Committee and the Compensation Committee. Mr. Rivera was also the Chairman of the Audit Committee of the “Fondo nazionale di garanzia degli intermediari finanziari” (Italian investor compensation scheme) from 2003 to 2008. From 2001 to 2010, he was the Project Leader and Deputy Project Leader in several twinning projects with Eastern European Countries (the Russian Federation, the Czech Republic, Lithuania, and Bulgaria). He also served on the board of Mediocredito del Friuli — Venezia Giulia S.p.A from 2001 to 2003.

Martine Verluyten has been a member of the Supervisory Board since May 2012. She serves on the Audit Committee. Until 2011, Ms. Verluyten acted as CFO of Umicore N.V. based in Brussels. Previously she was CFO of Mobistar N.V. (2001-2006), having initially joined Mobistar in 2000 as Group Controller. She had earlier worked at Raychem since 1976, holding various management positions during her 23-year tenure, from Manager European Consolidations (1976-1979), to General Accounting Manager based in the US (1979-1983). She was then promoted to Division Controller Telecom Division Europe from 1983 to 1990. In 1990, she was also appointed Finance & Administration Director in Belgium, then in 1995, Europe Controller Finance & Administration Director until 1999. Ms. Verluyten began her career in 1973 at KPMG as Auditor. Ms. Verluyten is also an independent board member of 3i and Thomas Cook (as well as the Chair of its Audit Committee) and the Chair of the Audit Committee of the Flemish Region. Ms. Verluyten is nominated for appointment as a member of the board of Groupe Bruxelles Lambert, a company based in Brussels and listed on the Brussels stock exchange, at their annual shareholders’ meeting to be held on April 23, 2013.

Tom de Waard has been a member of the Supervisory Board since 1998. Mr. de Waard has been Chairman of the Audit Committee since 1999 and is also Chairman of the Nominating and Corporate Governance Committee. In addition, he serves on the Supervisory Board’s Compensation Committee. Mr. de Waard was a partner at Clifford Chance, a leading international law firm, until October 2011. From January 1, 2005 to January 1, 2007 he was a member of the Management Committee of Clifford Chance. Prior to joining Clifford Chance, he was a partner at Stibbe, where he held several positions since 1971 and gained extensive experience working with major international companies, particularly with respect to corporate finance. He is a member of the Amsterdam bar and was President of the Netherlands Bar Association from 1993 through 1995. Mr. de Waard is the chairman of the Supervisory Board of BE Semiconductor Industries N.V. (“BESI”) and a member of its Audit Compensation and Nominating Committees. Mr. de Waard is a member of the Supervisory Board of N.V. Nuon Energy and Chairman of its Compensation Committee. He received his law degree from Leiden University in 1971.

Douglas Dunn was a member of the Supervisory Board until May 30, 2012. He was a member of the Supervisory Board beginning in 2001 and had served on the Audit Committee since such time. He also served on the Strategic Committee until May 30, 2012. Mr. Dunn was formerly President and Chief Executive Officer of ASML Holding N.V. (“ASML”), an equipment supplier in the semiconductor industry, a position from which he retired in 2004. Mr. Dunn was appointed Chairman of the Board of Directors of ARM Holdings plc (United Kingdom) in October 2006 and retired in May 2012. In 2005, Mr. Dunn was appointed to the board of Philips LG LCD (Korea) (of which he is no longer a board member as of February 29, 2008), TomTom N.V. (Netherlands) and OMI, a privately held company (Ireland) (which was sold in November 2007 and of which he is no longer a board member), and also serves as a non executive director on the board of SOITEC (France). He is also a member of the Audit Committees of SOITEC and TomTom N.V., and a member of the Compensation Committee and Strategic Committee of SOITEC. He was appointed as a Supervisory Board member of BESI at their Annual General Meeting on May 12, 2009 and serves on their Audit and Remuneration/Nomination Committees. Mr. Dunn was a member of the Managing Board of Royal Philips Electronics in 1998. From 1996 to 1998 he was Chairman and Chief Executive Officer of Philips Consumer Electronics and from 1993 to 1996 Chairman and Chief Executive Officer of Philips Semiconductors (now NXP Semiconductors). From 1980 to 1993 he was CEO of Plessey Semiconductors. Prior to this, he held several positions with Motorola Semiconductors (now Freescale).

4.2.	Meetings and activities of the Supervisory Board

Activities of the Supervisory Board.

The Supervisory Board held 10 meetings in 2012, of which all were held in the presence of the sole member of the Managing Board, the Chief Financial Officer and the Corporate Strategy Officer, with the exception of the evaluation of the functioning of the sole member of our Managing Board and the functioning of the Supervisory Board, its Committees and its individual members as described below.

The items discussed in the meetings included recurring subjects such as the Annual Budget, STMicroelectronics’ financial performance, STMicroelectronics’ Annual Report on Form 20-F as well as its statutory IFRS Annual Report, objectives and results, strategy and operations review, reports of the various Committees of the Supervisory Board, the convocation of the annual shareholders’ meeting, the risks of STMicroelectronics’ business and the assessment by the Managing Board of the structure of the internal risk management and control systems, as well as any significant changes thereto, corporate governance requirements and developments, compensation of the sole member of the Managing Board and the Chief Operating Officer and the performance of the Supervisory Board, its members and its Committees and of the sole member of the Managing Board. Furthermore, the Supervisory Board discussed the succession of Messrs. Bingham and Ovi as members of the Supervisory Board, whose terms of office expire at our upcoming 2013 annual shareholders’ meeting. Certain Supervisory Board meetings also included presentations by senior executive management.

Outside the Supervisory Board meetings, the Chairman and other members of the Supervisory Board had regular contact with the sole member of the Managing Board, the Chief Financial Officer, the Corporate Strategy Officer and the Chief Administrative Officer.

At one of the Supervisory Board meetings and in accordance with best practice provision III.1.8 of the Dutch Corporate Governance Code, the Supervisory Board discussed the corporate strategy and the main risks of the business, the results of the assessment by the Managing Board of the design and effectiveness of the internal risk management and control systems, as well as any significant changes thereto.

At one of the Supervisory Board meetings and in accordance with best practice provision III.1.7 of the Dutch Corporate Governance Code, the Supervisory Board evaluated outside the presence of the sole member of the Managing Board and other executive officers, the performance of the sole member of the Managing Board as well as of its own functioning, its members and its Committees. In doing so, the Chairman of the Supervisory Board had invited each member of the Supervisory Board to provide his comments on these topics to the Chairman. The Chairman then shared the main conclusions drawn from such comments with the other Supervisory Board members in the aforementioned Supervisory Board meeting. At that meeting the Supervisory Board unanimously concluded that the sole member of the Managing Board, the full Supervisory Board, its members and its Committees are functioning adequately.

Membership and Attendance.

As of December 31, 2012, the composition of the Supervisory Board’s committees was as follows:

Name	Audit Committee	Compensation Committee	Nomination and Corporate Governance Committee	Strategic Committee
Didier Lombard
Bruno Steve
Jean d’Arthuys
Raymond Bingham
Jean-Georges Malcor
Alessandro Ovi
Alessandro Rivera
Martine Verluyten	(1)
Tom de Waard	(1)
:	Committee Chairperson
:	Committee Member

(1)
In 2012 the Supervisory Board decided that following a transition period Ms. Verluyten will succeed Mr. de Waard as Chairperson of the Audit Committee. As of April 22, 2013, Ms. Verluyten has succeeded Mr. de Waard as Chairperson of the Audit Committee.

Detailed information on attendance at full Supervisory Board and Supervisory Board Committee meetings during 2012 is as follows:

Number of meetings attended in 2012	Full Board	Audit Committee	Compensation Committee	Strategic Committee	Nominating and Corporate Governance Committee
Didier Lombard	10	-	5	2	8
Bruno Steve	10	-	5	2	6
Jean d’Arthuys	9	-	3	2	5
Raymond Bingham	10	13	-	2	-
Douglas Dunn	7	6	-	2	-
Jean-Georges Malcor	10	13	-	1	-
Alessandro Ovi	10	12	-	2	-
Alessandro Rivera	10	-	5	-	6
Martine Verluyten	5	6	-	1	-
Tom de Waard	10	12	5	1	8

4.3.	Audit Committee

The Audit Committee was established in 1996 to assist the Supervisory Board in fulfilling its oversight responsibilities relating to corporate accounting, reporting practices, and the quality and integrity of our financial reports as well as our auditing practices, legal and regulatory related risks, execution of our auditors’ recommendations regarding corporate auditing rules and the independence of our external auditors.

The Audit Committee met 13 times during 2012. At many of the Audit Committee’s meetings, the committee received presentations on current financial and accounting issues and had the opportunity to interview our CEO, CFO, General Counsel, Compliance Officer and external and internal auditors. The Audit Committee also met with outside U.S. legal counsel to discuss corporate requirements pursuant to NYSE’s corporate governance rules and the Sarbanes Oxley Act. The Audit Committee also proceeded with its annual review of our internal audit function. The Audit Committee reviewed our annual Consolidated Financial Statements in U.S. GAAP for the year ended December 31, 2012, and the results press release was published on January 30, 2013.

The Audit Committee approved the compensation of our external auditors for 2012 and discussed the scope of their audit, audit related and non-audit related services for 2013. At the end of each quarter, prior to each Supervisory Board meeting to approve our quarterly results and earnings press release, the Audit Committee reviewed our interim financial information and the proposed press release and had the opportunity to raise questions to management and the independent registered public accounting firm. In addition, the Audit Committee reviewed our quarterly “Operating and Financial Review and Prospects” and Consolidated Financial Statements (and notes thereto) before they were filed with the SEC and voluntarily certified by the CEO and the CFO (pursuant to sections 302 and 906 of the Sarbanes-Oxley Act). The Audit Committee also reviewed Operating and Financial Review and Prospects and our Consolidated Financial Statements contained in our 2012 Form 20 F, prior to its approval by the Supervisory Board. Furthermore, the Audit Committee monitored our compliance with the European Directive and applicable provisions of Dutch law that require us to prepare a set of accounts pursuant to IFRS in advance of our annual shareholders’ meeting, which was held on May 30, 2012.

Also in 2012, the Audit Committee reviewed with our external auditors our compliance with Section 404 of the Sarbanes Oxley Act. In addition, the Audit Committee regularly discussed the progress of the implementation of internal control over financial reporting and reviewed management’s conclusions as to the effectiveness of internal control.

As part of each of its quarterly meetings the Audit Committee reviewed our financial results as presented by Management and whistle blowing reports, including independent investigative reports provided by internal audit or outside consultants on such matters.

In 2012 the Supervisory Board decided that following a transition period Ms. Verluyten will succeed Mr. de Waard as Chairperson of the Audit Committee. As of April 22, 2013, Ms. Verluyten has succeeded Mr. de Waard as Chairperson of the Audit Committee.

4.4.	Compensation Committee

Our Compensation Committee proposes to the Supervisory Board the compensation for our President and Chief Executive Officer and sole member of our Managing Board, including the variable portion of such compensation based on performance criteria recommended by our Compensation Committee. It also approves any increase in the incentive component of compensation for our executive officers. The Compensation Committee is also informed of the compensation plans for our executive officers and specifically approves stock based compensation plans for our executive officers and key employees. The Compensation Committee met 5 times in 2012. Among its main activities, the Compensation Committee: (i) reviewed the objectives met as compared to the performance criteria relating to the CEO bonus for the fiscal year 2011; (ii) proposed performance criteria, which must be met by the CEO as well as all other employees participating in the employees stock award plans to benefit from such awards. In particular, the Compensation Committee recommended that the performance targets for the base bonus of our CEO be based on, among other factors, the Company’s share price versus SOX from January 25, 2012 through January 22, 2013, new major accounts revenues and special programs. The Compensation Committee, on behalf of, and with the approval of, the entire Supervisory Board, also set the criteria for a special bonus.

For the 2012 allocation under the 2008 unvested stock award plan, the Compensation Committee, on behalf, and with the approval, of the entire Supervisory Board, established the applicable performance criteria, which are based on sales and operating income as compared against a panel of semiconductor companies and cash flow before acquisitions, as well as cash restructuring costs, with the target to have it positive for the second half of 2012.

In addition, the Compensation Committee received presentations and discussed our succession planning for key employees.

4.5.	Strategic Committee

Our Strategic Committee was created to monitor key developments within the semiconductor industry and our overall strategy, and is, in particular, involved in supervising the execution of strategic transactions. The Strategic Committee met twice in 2012, and several of the strategic discussions were extended to involve all Supervisory Board members and occurred at extended Supervisory Board meetings. Among its main activities, the Strategic Committee reviewed prospects and various possible scenarios and opportunities to meet the challenges of the semiconductor market, including the evaluation of possible divestitures and partnerships to invest in new markets.

4.6.	Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee was created to establish the selection criteria and appointment procedures for the appointment of members to the Supervisory Board and Managing Board, and to resolve issues relating to corporate governance. The Nominating and Corporate Governance Committee met 8 times during 2012 to discuss recent developments in Dutch law regarding corporate governance, recent developments in U.S. law regarding corporate governance and preparations for the Annual General Meeting of shareholders. Furthermore, in view of the expiration of the mandates of Messrs. Bingham and Ovi at our upcoming 2013 annual shareholders’ meeting the Nominating and Corporate Governance Committee initiated the process for the nomination of members of the Supervisory Board to be appointed at our upcoming 2013 Annual Shareholders’ Meeting.

4.7.	Secretariat and Controllers

The Supervisory Board appoints a Secretary and Vice Secretary. Furthermore, the Managing Board makes an Executive Secretary available to the Supervisory Board, who is also appointed by the Supervisory Board. The Secretary, Vice Secretary and Executive Secretary constitute the Secretariat of the Supervisory Board. The mission of the Secretariat is primarily to organize meetings, ensure the continuing education and training of the Supervisory Board members and to maintain record keeping. Mr. Bertrand Loubert serves as Secretary, Mr. Luigi Chessa serves as Vice Secretary and Mr. Philippe Dereeper, our Corporate Compliance Officer, serves as Executive Secretary, respectively, for the Supervisory Board, and for each of the Compensation, Nominating and Corporate Governance and Strategic Committees of the Supervisory Board. Mr. Willem Toussaint serves as the secretary of our Audit Committee.

The Supervisory Board appoints two financial experts (“Controllers”). The mission of the Controllers is primarily to assist the Supervisory Board in evaluating our operational and financial performance, business plan, strategic initiatives and the implementation of Supervisory Board decisions, as well as to review the operational reports provided under the responsibility of the Managing Board. The Controllers generally meet once a month with the management of the Company and report to the Supervisory Board. The current Controllers are Messrs. Nicolas Manardo and Andrea Novelli.

4.8.	Remuneration report

Pursuant to the decisions adopted by our shareholders at the annual shareholders’ meeting held on May 14, 2008, the aggregate cash compensation for the members and former members of the Supervisory Board in respect of service in 2012 was €888,750 before any withholding taxes and applicable mandatory social contributions, as set forth in the following table.

In Euros	2012
Didier Lombard	151,750
Bruno Steve	149,875
Jean d’Arthuys	-	(1)
Raymond Bingham	89,750
Douglas Dunn	8,625	(2)
Jean-Georges Malcor	84,375
Alessandro Ovi	89,375
Alessandro Rivera	83,125
Martine Verluyten	76,875	(3)
Tom de Waard	155,000
Total	888,750
(1)	Mr. d’Arthuys would have been entitled to receive €85,875 in 2012, but he waived his right to receive any compensation from the Company in relation to his mandate as a member of the Supervisory Board.
(2)	Mr. Dunn was a member of the Supervisory Board until May 30, 2012.
(3)	Ms. Verluyten was appointed as a member of the Supervisory Board on May 30, 2012.

For further details on the compensation of the members of the Supervisory Board we refer to Note 7.6.34 to our consolidated financial statements.

We do not have any service agreements with members of the Supervisory Board.

The total amount paid as compensation in 2012 to our executive officers, including Mr. Carlo Bozotti, the sole member of our Managing Board and our President and CEO, was approximately $20.4 million before any withholding taxes. Such amount also includes the amounts of EIP paid to the executive officers pursuant to a Corporate Executive Incentive Program (the “EIP”) that entitles selected executives to a yearly bonus based upon the individual performance of such executives. The maximum bonus awarded under the EIP is based upon a percentage of the executive’s salary and is adjusted to reflect our overall performance. The participants in the EIP must satisfy certain personal objectives that are focused, inter alia, on return on net assets, customer service, profit, cash flow and market share. The relative charges and non-cash benefits were approximately $11.4 million. Within such amount, the remuneration of the current sole member of our Managing Board and President and CEO in 2012 was:

Sole Member of our Managing Board and President and CEO	Salary	Bonus (1)	Non-cash Benefits(2)	Total
Carlo Bozotti	$1,028,792	$823,035	$655,807	$2,507,634
(1)
The bonus paid to the sole member of our Managing Board and President and CEO during the 2012 financial year was approved by the Compensation Committee, and approved by the Supervisory Board in respect of the 2011 financial year, based on fulfillment of a number of pre-defined objectives for 2011

(2)	Including stock awards, employer social contributions, company car allowance, pension contributions and miscellaneous allowances.

For further details on the compensation of the Sole Members of our Managing Board and President and CEO we also refer to Note 7.6.34 to our consolidated financial statements.

Mr. Bozotti was re-appointed as sole member of our Managing Board and President and Chief Executive Officer of our company by our annual shareholders’ meeting on May 3, 2011 for a three year period. In each of the years 2009, 2010 2011 and 2012, Mr. Bozotti was granted, in accordance with the compensation policy approved by the shareholders’ meeting, up to 100,000 non-vested Stock Awards. The vesting of such stock awards is conditional upon certain performance criteria, fixed by the Supervisory Board, being achieved as well as Mr. Bozotti’s continued service with us.

In 2009, the Supervisory Board approved the terms of Mr. Bozotti’s employment by us, which are consistent with the compensation policy approved by our 2005 annual shareholders’ meeting.

Effective May 1, 2011, the terms of Mr. Bozotti’s employment were further modified and reviewed by the Supervisory Board. Mr. Bozotti has two employment agreements with us, the first with our Dutch parent company, which relates to his activities as sole member of our Managing Board and representative of the Dutch legal entity, and the second in Switzerland, which relates to his activities as President and CEO, EIP, Pension and other items covered by the compensation policy approved by our shareholders. As of January 1, 2013, the relationship between a member of the managing board and a listed Dutch company can no longer be treated as an employment agreement. In practice, it will be treated as a mandate agreement. However, existing employment agreements, including the employment agreement between us and Mr. Bozotti, will remain in effect. Consistent with the compensation policy, the Supervisory Board, upon the recommendation of its compensation committee, set the criteria to be met for Mr. Bozotti for attribution of his 2012 bonus (based on new product introductions, market share and budget targets, as well as corporate governance initiatives). The Supervisory Board, however, has not yet determined the amount of the CEO bonus for 2012.

The President and CEO and sole Member of the Managing Board is entitled to: i) an annual bonus of up to 150% of his base salary, following the rules of EIP, based on budget and short term criteria and payable in cash, and (ii) a special annual bonus of up to 60% of his base salary, based on additional specific criteria, in shares (the number of shares depending on the share price at the date of grant).

The target-setting for the variable compensation components, as well as the balance between the components within the compensation package of the President and CEO reflect the desire of the Company to connect the compensation of the President and CEO to long term value creation for the Company. The level of the total compensation of the President and CEO is determined on the basis of external benchmarking and taking into account the total compensation of the other executive officers in the Company.

With regard to Mr. Bozotti’s 2009 stock awards, the Supervisory Board, upon recommendation of the Compensation Committee, set the criteria for the attribution of the 100,000 stock awards permitted. The Supervisory Board noted that only two out of the three performance criteria linked to sales, operating income and cash flow had been met under the employee stock award plan and concluded that Mr. Bozotti was entitled to 66,672 stock awards, which vest as defined by the plan one year, two years and three years, respectively, after the date of the grant provided Mr. Bozotti is still an employee at such time (subject to the acceleration provisions in the event of a change in control).

With regard to Mr. Bozotti’s 2010 stock awards, the Supervisory Board, upon recommendation of the Compensation Committee, set the criteria for the attribution of the 100,000 stock awards permitted. The Supervisory Board noted that only two out of the three performance criteria linked to sales, operating income and cash flow had been met under the employee stock award plan and concluded that Mr. Bozotti was entitled to 66,672 stock awards, which vest as defined by the plan one year, two years and three years, respectively after the date of the grant provided Mr. Bozotti is still an employee at such time (subject to the acceleration provisions in the event of a change in control).

With regard to Mr. Bozotti’s 2011 stock awards, the Supervisory Board, upon recommendation of the Compensation Committee, noted that none of the three performance criteria linked to sales, operating income and return on net assets had been met under the employee stock award plan and concluded that Mr. Bozotti was not entitled to any stock award.

With regard to Mr. Bozotti’s 2012 stock awards, the Supervisory Board, upon recommendation of the Compensation Committee, set the criteria for the attribution of the 100,000 stock awards permitted. The Supervisory Board, however, has not yet determined whether the performance criteria which condition the vesting (and which, as for all employees benefiting from nonvested share awards, are linked to sales, operating income and cash flow) have been met.

During 2012, Mr. Bozotti did not exercise any stock options granted to him, and did not sell any vested stock awards or purchase or sell any of our shares.

The Supervisory Board has approved the establishment of a complementary pension plan for our top executive management, comprising the CEO, COO and other key executives to be selected by the CEO according to the general criteria of eligibility and service set up by the Supervisory Board upon the proposal of its Compensation Committee. In respect to such plan, we have set up an independent foundation under Swiss law which manages the plan and to which we make contributions. Pursuant to this plan, in 2012 we made a contribution of $0.3 million to the plan of our current President and Chief Executive Officer, $0.2 million to the plan of our Chief Operating Officer, and $0.8 million to the plan for all other beneficiaries. The amount of pension plan payments made for other beneficiaries, such as former employees retired in 2012 and no longer salaried in 2012, was $0.7 million.

We did not extend any loans or overdrafts to the Supervisory Board members or to the sole member of our Managing Board and President and CEO. Furthermore, we have not guaranteed any debts or concluded any leases with the Supervisory Board members or their families, or the sole member of the Managing Board or his family.

The current members of our Executive Committee and the Managing Board were covered in 2012 under certain group life and medical insurance programs provided by us. The aggregate additional amount set aside by us in 2012 to provide pension, retirement or similar benefits for our Executive Committee and our Managing Board as a group is in addition to the amounts allocated to the complementary pension plan described above and is estimated to have been approximately $5.1 million, which includes statutory employer contributions for state run retirement, similar benefit programs and other miscellaneous allowances.

4.8.1.	Share ownership

None of the members of the Supervisory Board and Managing Board or our executive officers holds shares or options to acquire shares representing more than 1% of our issued share capital.

4.8.2.	Stock awards and options

Our stock options and stock award plans are designed to incentivize, attract and retain our executives and key employees by aligning compensation with our performance and the evolution of our share price. We have adopted stock based compensation plans comprising either stock options or non-vested stock awards that benefit our President and CEO as well as key employees (employee stock options and/or employee non-vested stock award plans) and stock options or vested stock awards that benefit the Supervisory Board members and professionals (Supervisory Board stock options and/or stock award plans).

Pursuant to the shareholders’ resolutions adopted by our annual shareholders’ meetings, the Supervisory Board, upon the proposal of the Managing Board and the recommendation of the Compensation Committee, took the following actions:

•
approved, for a five year period, our 2008 non-vested Stock Award Plan for Executives and Key Employees, under which directors, managers and selected employees may be granted stock awards upon the fulfillment of restricted criteria, such as those linked to our performance and continued service with us;

•	approved conditions relating to our 2009 non-vested stock award allocation under the 2008 Stock Award Plan, including restriction criteria linked to our performance;

•	approved conditions relating to our 2010 non-vested stock award allocation under the 2008 Stock Award Plan, including restriction criteria linked to our performance;

•	approved conditions relating to our 2011 non-vested stock award allocation under the 2008 Stock Award Plan, including restriction criteria linked to our performance; and

•	approved conditions relating to our 2012 non-vested stock award allocation under the 2008 Stock Award Plan, including restriction criteria linked to our performance.

We use our treasury shares to cover the stock awards granted under the Employee USA Plans. In the year ended December 31, 2012, 2,958,108 stock awards granted in relation to 2009 and 2010 had vested, leaving 22,606,603 treasury shares outstanding. The stock award allocation for 2012 generated an additional charge of $6 million in the consolidated statement of income for 2012, which corresponds to the cost per service in the year for all granted shares that are (or are expected to be) vested pursuant to the financial performance criteria being met.

The exercise of stock options and the sale or purchase of shares of our stock by the members of the Supervisory Board, the sole member of our Managing Board and President and CEO, and all our employees are subject to an internal policy which involves, inter alia, certain blackout periods.

4.8.3.	Employee and Managing Board stock-based compensation plans

4.8.3.1.	2001 Stock Option Plan.

At the annual shareholders’ meeting on April 25, 2001, our shareholders approved resolutions authorizing the Supervisory Board, for a period of five years, to adopt and administer a stock option plan (in the form of five annual tranches) that provided for the granting to our managers and professionals of options to purchase up to a maximum of 60 million common shares (the “2001 Stock Option Plan”). The amount of options granted to the sole member of our Managing Board and President and CEO is determined by our Compensation Committee, upon delegation from the Supervisory Board and, since 2005, has been submitted for approval by our annual shareholders’ meeting. The amount of stock options granted to other employees was made by our Compensation Committee on delegation by the Supervisory Board and following the recommendation of the sole member of our Managing Board and President and CEO. In addition, the Supervisory Board delegated to the sole member of our Managing Board and President and CEO the flexibility to grant, each year, up to a determined number of share awards to our employees pursuant to the 2001 Stock Option Plan in special cases or in connection with an acquisition.

In 2005, our shareholders at our annual shareholders’ meeting approved a modification to our 2001 Stock Option Plan so as to provide the grant of up to four million non-vested stock awards instead of stock options to our senior executives and certain of our key employees, as well as the grant of up to 100,000 non-vested Stock Awards instead of stock options to our President and CEO. A total of 4,159,915 shares have been awarded pursuant to the modification of such plan, which includes shares that were awarded to employees who subsequently left our Company thereby forfeiting their awards. Certain forfeited share awards were subsequently awarded to other employees.

Pursuant to such approval, the Compensation Committee, upon delegation from the Supervisory Board, approved the conditions that apply to the vesting of such awards. These conditions related to both our financial performance, pursuant to certain defined criteria in 2005 and during the first quarter of 2006, and the continued presence of the beneficiaries of the non-vested stock awards at the defined vesting dates in 2006, 2007 and 2008. Of the shares awarded, none remain outstanding and non-vested as of December 31, 2012.

2001 Plan (Employees)
April 25, 2001 (outstanding grants)

	Tranche 10	Tranche 11	Tranche 12	Tranche 13	Tranche 14	Tranche 15	Tranche 16	Tranche 17
Date of the grant	14-Mar-03	3-Jun-03	24-Oct-03	2-Jan-04	26-Apr-04	1-Sep-04	31-Jan-05	17-Mar-05
Total Number of Shares which may be purchased	11,533,960	306,850	135,500	86,400	12,103,490	175,390	29,200	13,000
Vesting Date	14-Mar-05	3-Jun-05	24-Oct-05	2-Jan-06	26-Apr-06	1-Sep-06	31-Jan-07	17-Mar-07
Expiration Date	14-Mar-13	3-Jun-13	24-Oct-13	2-Jan-14	26-Apr-14	1-Sep-14	31-Jan-15	17-Mar-15
Exercise Price	$19.18	$22.83	$25.90	$27.21	$22.71	$17.08	$16.73	$17.31
Terms of Exercise	32% on	32% on	32% on	32% on	32% on	32% on	32% on	32% on
	14-Mar-05	3-Jun-05	24-Oct-05	2-Jan-06	26-Apr-06	1-Sep-06	31-Jan-07	17-Mar-07
	32% on	32% on	32% on	32% on	32% on	32% on	32% on	32% on
	14-Mar-06	3-Jun-06	24-Oct-06	2-Jan-07	26-Apr-07	1-Sep-07	31-Jan-08	17-Mar-08
	36% on 14-Mar-07	36% on 3-Jun-07	36% on 24-Oct-07	36% on 2-Jan-08	36% on 14-Mar-08	36% on 1-Sep-08	36% on 31-Jan-09	36% on 17-Mar-09
Number of Shares to be acquired with Outstanding Options as of December 31, 2012	7,862,706	147,000	72,900	11,200	8,246,055	93,311	17,300	0
Held by Managing Board/ Executive Officers	377,250	0	20,000	0	441,500	0	0	0

4.8.3.2.	2008 non-vested Stock Award Plan — 2009 Allocation

In 2009, in accordance with the Employee Unvested Share Award Plan as approved by our shareholders at our annual shareholders’ meeting in 2008 and further approved by our shareholders at our annual shareholders’ meeting in 2009, up to six million non-vested stock awards could be granted to our senior executives and certain of our key employees. Our shareholders at our annual shareholders’ meeting in 2009 also approved the grant of up to 100,000 non-vested Stock Awards to our President and CEO. 5,583,540 shares have been awarded under such allocation as of December 31, 2012, out of which none remain outstanding and non-vested as of December 31, 2012.

4.8.3.3.	2008 non-vested Stock Award Plan — 2010 Allocation

In 2010, in accordance with the Employee Unvested Share Award Plan as approved by our shareholders at our annual shareholders’ meeting in 2008 and further approved by our shareholders at our annual shareholders’ meeting in 2010, up to 6,516,460 non-vested stock awards could be granted to our senior executives and certain of our key employees. Our shareholders at our annual shareholders’ meeting in 2010 approved the grant of up to 100,000 non-vested Stock Awards to our President and CEO. 6,566,375 shares have been awarded under such allocation as of December 31, 2012, out of which up to 1,485,836 remain outstanding but non-vested as of December 31, 2012.

4.8.3.4.	2008 non-vested Stock Award Plan — 2011 Allocation

In 2011, in accordance with the Employee Unvested Share Award Plan as approved by our shareholders at our annual shareholders’ meeting in 2008 and further approved by our shareholders at our annual shareholders’ meeting in 2011, up to 6,150,000 non-vested stock awards could be granted to our senior executives and certain of our key employees. Our shareholders at our annual shareholders’ meeting in 2011 approved the grant of up to 100,000 non-vested Stock Awards to our President and CEO. 5,976,630 shares have been awarded under such allocation as of December 31, 2012, out of which none remain outstanding and non-vested as of December 31, 2012 following the failure to meet the performance conditions approved by the Compensation Committee.

4.8.3.5.	2008 non-vested Stock Award Plan — 2012 Allocation

In 2012, in accordance with the Employee Unvested Share Award Plan as approved by our shareholders at our annual shareholders’ meeting in 2008 and further approved by our shareholders at our annual shareholders’ meeting in 2012, up to 6,500,000 non-vested stock awards could be granted to our senior executives and certain of our key employees. Our shareholders at our annual shareholders’ meeting in 2012 approved the grant of up to 100,000 non-vested Stock Awards to our President and CEO. 6,520,765 shares have been awarded under such allocation as of December 31, 2012, out of which up to 6,473,520 remain outstanding but non-vested as of December 31, 2012.

Pursuant to such approval, the Compensation Committee, upon delegation from the Supervisory Board, has approved the conditions which shall apply to the vesting of such awards. These conditions relate both to our financial performance meeting certain defined criteria in 2012, and to the continued presence at the defined vesting dates in 2013, 2014 and 2015 of the beneficiaries of the non-vested stock awards.

Furthermore, the Compensation Committee, on behalf of the entire Supervisory Board and with the approval of the entire Supervisory Board, approved the list of beneficiaries of the unvested stock awards and delegated to our President and Chief Executive Officer the right to grant certain additional unvested stock awards to key employees, in exceptional cases, provided that the total number of unvested stock awards granted to executives and key employees shall not exceed 6,500,000 for 2012 shares.

The implementation of our Stock Based Compensation Plan for Employees is subject to periodic proposals from our Managing Board to the Supervisory Board, and recommendations by the Compensation Committee of the Supervisory Board.

4.8.4.	Supervisory Board stock option plans

In deviation of best practice provision III.7.1 of the Dutch Corporate Governance Code, currently the members of the Supervisory Board receive stock-based compensation. The Supervisory Board will propose the termination of stock-based compensation for members (and professionals) of the Supervisory Board at our upcoming 2013 annual shareholders’ meeting. If adopted by our shareholders’ meeting, we will be in compliance with best practice III.7.1 of the Dutch Corporate Governance Code as of the 2013 financial year.

4.8.4.1.	2002 Stock Option Plan for members and professionals of the Supervisory Board.

A 2002 plan was adopted on March 27, 2002 (the “2002 Stock Option Plan”). Pursuant to this 2002 Plan, the annual shareholders’ meeting authorized the grant of 12,000 options per year to each member of the Supervisory Board during the course of his three-year tenure (during the three-year period from 2002 to 2005), and 6,000 options per year to all of the professionals. Pursuant to the 2002 Plan, stock options for the subscription of 819,000 shares were granted to the members of the Supervisory Board and professionals. Options were granted to members and professionals of the Supervisory Board under the 2002 Stock Option Plan as shown in the table below:

2002 Plan (for Supervisory Board Members and Professionals)
(outstanding grants)

Date of Annual

	March 27, 2002
Shareholders’ Meeting	Tranche 1	Tranche 2	Tranche 3
Date of the grant	25-Apr-02	14-Mar-03	26-Apr-04
Total Number of Shares which may be purchased	132,000	132,000	132,000
Vesting Date	25-May-02	14-Apr-03	26-May-04
Expiration Date	25-Apr-12	14-Mar-13	26-Apr-14
Exercise Price	$31.11	$19.18	$22.71
Terms of Exercise	All exercisable after 1 year	All exercisable after 1 year	All exercisable after 1 year
Number of Shares to be acquired with Outstanding Options as of December 31, 2012	0	108,000	132,000

4.8.4.2.	2005, 2006 and 2007 Stock-based Compensation for members and professionals of the Supervisory Board.

Our 2005 Annual Shareholders’ meeting approved the adoption of a three-year stock based compensation plan for Supervisory Board members and Professionals. The plan provided for the grant of a maximum number of 6,000 newly issued shares per year for each member of the Supervisory Board and 3,000 newly issued shares for each of the Professionals of the Supervisory Board at a price of €1.04 per share, corresponding to the nominal value of our share. Pursuant to our 2007 annual shareholders’ meeting, the 2005 plan was modified as the maximum number was increased to 15,000 newly issued shares per year for each member of the Supervisory Board and 7,500 newly issued shares per year for each professional of the Supervisory Board for the remaining year of the plan.

In 2005, 66,000 shares were granted to the beneficiaries under such plan, which had completely vested as of December 31, 2008. In 2006, 66,000 shares were granted to the beneficiaries under such plan, which had completely vested as of December 31, 2009. In 2007, 165,000 shares were granted to the beneficiaries under such plan, which had completely vested as of December 31, 2010.

The table below reflects the grants to the Supervisory Board members and professionals under the 2005 Stock Based Compensation Plan as of December 31, 2012.

	2005	2006	2007
Total number of Shares outstanding	0	0	0
Expiration date	25-Oct-15	29-Apr-16	28-Apr-17

4.8.4.3.	2008, 2009 and 2010 Stock-based Compensation for members and professionals of the Supervisory Board.

Our 2008 annual shareholders’ meeting approved the adoption of a new three-year stock based compensation plan for Supervisory Board members and professionals. This plan provides for the grant of a maximum number of 15,000 newly issued shares per year for each member of the Supervisory Board and 7,500 newly issued shares for each of the professionals of the Supervisory Board at a price of €1.04 per share, corresponding to the nominal value of our shares. In 2008, 165,000 shares were granted to the beneficiaries under such plan, out of which none were outstanding as of December 31, 2011. In 2009, 165,000 shares were granted to the beneficiaries under such plan, out of which 35,000 were outstanding as of December 31, 2011. In 2010, 172,500 shares were granted to the beneficiaries under such plan, out of which 30,000 were outstanding as of December 31, 2012.

The table below reflects the grants to the Supervisory Board members and professionals under the 2008 Stock Based Compensation Plan as of December 31, 2012.

	2008	2009	2010
Total number of Shares outstanding	0	0	30,000
Expiration date	16-May-18	20-May-19	27-May-20

4.8.4.4.	2011, 2012 and 2013 Stock-based Compensation for members and professionals of the Supervisory Board.

Our 2011 annual shareholders’ meeting approved the adoption of a new three-year stock-based compensation plan for Supervisory Board members and professionals. This plan provides for the grant of a maximum number of 15,000 newly issued shares per year for each member of the Supervisory Board and 7,500 newly issued shares for each of the professionals of the Supervisory Board at a price of €1.04 per share, corresponding to the nominal value of our shares. In 2011, 172,500 shares were granted to the beneficiaries under such plan, out of which 80,000 were outstanding as of December 31, 2012. In 2012, 180,000 shares were granted to the beneficiaries under such plan, out of which 157,500 were outstanding as of December 31, 2012. The Supervisory Board will propose the termination of stock-based compensation for members (and professionals) of the Supervisory Board as of the 2013 financial year at our upcoming 2013 annual shareholders’ meeting.

	2011	2012	2013
Total number of Shares outstanding	80,000	157,500	-
Expiration date	5-May-21	2-Jun-22	-

5.	Corporate Governance

This corporate governance chapter includes the information referred to in the Decree of December 23, 2004 adopting further rules regarding the contents of the annual report, as amended and extended by the Decree of March 20, 2009 (the “Decree”). This corporate governance chapter serves as the declaration as referred to in Section 2a of the Decree.

5.1.	Commitment to the principles of good corporate governance

Our consistent commitment to the principles of good corporate governance is evidenced by:

•
Our corporate organization under Dutch law that entrusts our management to a Managing Board acting under the supervision and control of a Supervisory Board totally independent from the Managing Board. Members of our Managing Board and of the Supervisory Board are appointed and dismissed by our shareholders.

•
Our early adoption of policies on important issues such as “business ethics” and “conflicts of interest” and strict policies to comply with applicable regulatory requirements concerning financial reporting, insider trading and public disclosures.

•
Our compliance with Dutch securities laws, because we are a company incorporated under the laws of The Netherlands, as well as our compliance with American, French and Italian securities laws, because our shares are listed in these jurisdictions, in addition to our compliance with the corporate, social and financial laws applicable to our subsidiaries in the countries in which we do business.

•	Our broad-based activities in the field of corporate social responsibility, encompassing environmental, social, health, safety, educational and other related issues.

•
Our implementation of a non-compliance reporting channel (managed by a third party) for issues regarding accounting, internal controls or auditing. A special ombudsperson has been appointed by the Supervisory Board, following the proposal of its Audit Committee, to collect all complaints, whatever their source, regarding accounting, internal accounting controls or auditing matters, as well as the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.

•
Our Principles of Sustainable Excellence (“PSE”), which require us to integrate and execute all of our business activities, focusing on our employees, customers, shareholders and global business partners;

•
Our Corporate Ethics Committee, whose mandate is to provide guidance and recommendations to the management and employees of STMicroelectronics in their efforts to comply with ethics-related policies, procedures and principles applicable throughout the Group;

•	Our Corporate Compliance Officer, who reports directly to the Chief Administrative Office, also acts as Executive Secretary to the Supervisory Board; and

•
Our Chief Audit and Risk Executive, who reports directly to our Audit Committee for Internal Audit and directly to the CEO for ERM and Business Ethics Oversight activities (including our Corporate Ethics Committee, our whistle-blowing hotline and reporting on related investigations).

As a Dutch company, we are subject to the Dutch Corporate Governance Code as revised by the Dutch Corporate Governance Monitoring Committee on December 10, 2008. As we are listed on the NYSE, Euronext Paris, the Borsa Italiana in Milan, but not in The Netherlands, our policies and practices cannot be in every respect consistent with all Dutch “Best Practice” recommendations. We have summarized our policies and practices in the field of corporate governance in the ST Corporate Governance Charter, including our corporate organization, the remuneration principles which apply to our Managing and Supervisory Boards, our information policy and our corporate policies relating to business ethics and conflicts of interests, which was approved by our shareholders at our 2004 annual shareholders’ meeting. We are committed to informing our shareholders of any significant changes in our corporate governance policies and practices at our annual shareholders’ meeting. Along with the Supervisory Board Charter (which includes the charters of the Supervisory Board Committees) and our Code of Business Conduct and Ethics, the current version of our ST Corporate Governance Charter, which is incorporated by reference herein, is posted on our website, at www.st.com, and these documents are available in print to any shareholder who may request them. As recommended by the Dutch Corporate Governance Monitoring Committee, this Corporate Governance Chapter includes information on the broad outline of our corporate governance structure and our compliance with the Code.

The Supervisory Board is carefully selected based upon the combined experience and expertise of its members. Certain of the Supervisory Board members, as disclosed in their biographies set forth above, have existing relationships or past relationships with FT1CI, FSI, CEA and the Italian Ministry of the Economy and Finance, who are currently parties to the STH Shareholders’ Agreement as well as with ST Holding, our major shareholder or with other parties that are among our suppliers, customers or technology partners. The interests of our controlling shareholders, which are in turn controlled respectively by the French and Italian governments, may conflict with investors’ interests. Such relationships may give rise to potential conflicts of interest. However, in fulfilling their duties under Dutch law, Supervisory Board members serve the best interests of all of our stakeholders and of our business and must act independently in their supervision of our management. The Supervisory Board has adopted criteria to assess the independence of its members in accordance with corporate governance listing standards of the NYSE.

The Supervisory Board has on various occasions discussed Dutch corporate governance standards, the implementing rules and corporate governance standards of the SEC and of the NYSE, as well as other corporate governance standards.

The Supervisory Board has determined, based on the evaluations by an ad hoc committee, the following independence criteria for its members: Supervisory Board members must not have any material relationship with STMicroelectronics N.V., or any of our consolidated subsidiaries, or our management. A “material relationship” can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others, but does not include a relationship with direct or indirect shareholders. As a result we have deviated from the independence criteria as included in best practice provision III.2.2 of the Dutch Corporate Governance Code, specifically item f of such best practice provision which states that a member of the Supervisory Board is not independent if he (or his wife, registered partner or other life companion, foster child or relative by blood or marriage up to the second degree as defined under Dutch law) is a member of the management board — or is a representative in some other way — of a legal entity which holds at least 10% of our shares, unless such entity is a member of our group.

We believe we are fully compliant with all material NYSE corporate governance standards, to the extent possible for a Dutch company listed on Euronext Paris, Borsa Italiana, as well as the NYSE. Because we are a Dutch company, the Audit Committee is an advisory committee to the Supervisory Board, which reports to the Supervisory Board, and our shareholders must approve the selection of our statutory auditors. Our Audit Committee has established a charter outlining its duties and responsibilities with respect to the monitoring of our accounting, auditing, financial reporting and the appointment, retention and oversight of our external auditors. In addition, our Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and the confidential anonymous submission by our employees regarding questionable accounting or auditing matters.

Pursuant to the Supervisory Board Charter, the Supervisory Board is responsible for handling and deciding on potential reported conflicts of interests between the Company on the one hand and members of the Supervisory Board and Managing Board on the other hand.

For example, one of the members of the Supervisory Board is a member of the Board of Directors of Technicolor (formerly known as Thomson), one of the members of the Supervisory Board is a member of the Supervisory Board of BESI and one of the members of the Supervisory Board is a director of Oracle Corporation (“Oracle”) and Flextronics International. One of our former executive officers is a member of the Board of Directors of Soitec and Adecco. Adecco, as well as Oracle’s subsidiary PeopleSoft, supply certain services to our Company. We have also conducted transactions with Soitec and BESI as well as with Technicolor and Flextronics. Each of the aforementioned arrangements and transactions is negotiated without the personal involvement of the Supervisory Board members or, where applicable, the executive officer concerned, and we believe that they are made in line with market practices and conditions. Best practice provisions III.6.1. up to and including III.6.3 of the Dutch Corporate Governance Code have been complied with.

5.2.	General Meeting of Shareholders

Our ordinary shareholders’ meetings are held at least annually, within six months after the close of each financial year, in Amsterdam, Haarlemmermeer (Schiphol Airport), Rotterdam or The Hague, the Netherlands. Extraordinary shareholders’ meetings may be held as often as the Supervisory Board deems necessary, and must be held upon the written request of registered shareholders or other persons entitled to attend shareholders’ meetings of at least 10% of the total issued share capital to our Managing Board or the Supervisory Board specifying in detail the business to be dealt with. Such written requests may not be submitted electronically. In the event that the Managing Board or the Supervisory Board does not convene the shareholders’ meeting within six weeks of such a request, the aforementioned shareholders or individuals may be authorized by a competent judicial authority.

Notice of shareholders’ meetings shall be given by our Managing Board or by the Supervisory Board or by those who according to the law or our Articles of Association are entitled thereto. The notice shall be given in such manner as shall be authorized or required by law (including but not limited to a written notice, a legible and reproducible message sent by electronic means and an announcement published by electronic means), as well as in accordance with the regulations of a stock exchange where our shares are officially listed at our request. In addition, shareholders and other persons entitled to attend the shareholders’ meetings that are registered in our share register shall be notified by letter that the meeting is being convened. The notice convening the shareholders’ meeting shall be given with due observance of the statutory notice period, which currently is 42 days prior to the date of the shareholders’ meeting.

The notice of the shareholders’ meeting states the business to be transacted as well as other information prescribed by law and our Articles of Association. The agenda is fixed by the author of the notice of the meeting; however, one or more shareholders or other persons entitled to attend shareholders’ meetings representing at least one-tenth of our issued share capital may, provided that the request was made at least five days prior to the date of convocation of the meeting, request that proposals be included on the agenda. Notwithstanding the previous sentence, reasoned proposals of persons who are entitled to attend shareholders’ meetings will be included on the agenda, if such proposals are made in writing to our Managing Board within a period of sixty days before that meeting by persons who are entitled to attend our shareholders’ meetings who, solely or jointly, represent at least 1% of our issued share capital or a market value of at least €50,000,000. The requests referred to in the previous two sentences may not be submitted electronically. The aforementioned requests must comply with conditions stipulated by our Managing Board, subject to the approval of the Supervisory Board, which shall be posted on our website.

Dutch law prescribes a fixed registration date of 28 days prior to the date of the shareholders’ meeting, which means that shareholders and other persons entitled to attend shareholders’ meetings are those persons who have such rights at such date and, as such, are registered in a register designated by our Managing Board, regardless of who is a shareholder or otherwise a person entitled to attend shareholders’ meetings at the time of the meeting if a registration date as referred to in our Articles of Association had not been prescribed or applicable.

Unless otherwise required by our Articles of Association or Dutch law, resolutions of shareholders’ meetings require the approval of a majority of the votes cast at a meeting at which at least 15% of the issued and outstanding share capital is present or represented. If a quorum is not present, a further meeting can be convened which shall be entitled, irrespective of the share capital represented, to pass a resolution. We may not vote our shares held in treasury. Blank and invalid votes shall not be counted.

The most important items of our shareholders’ meeting are:

•	the adoption of our annual accounts;

•	the adoption of a dividend;

•	the discharge of the members of our Managing Board and Supervisory Board;

•	the adoption of the compensation policy of our Managing Board;

•	the determination of the compensation of the members of the Supervisory Board;

•	the appointment, suspension and dismissal of the sole member of our Managing Board;

•	the appointment, suspension and dismissal of the members of the Supervisory Board;

•	the appointment of our auditors;

•	the authorization to our Managing Board to repurchase shares;

•	the issuance of shares and the granting of rights to subscribe for shares (option rights) as well as the delegation of these authorities to the Supervisory Board;

•	approving resolutions of our Managing Board as referred to below under “Managing Board”;

•	resolutions regarding the amendment of our Articles of Association, our liquidation, legal merger and legal demerger.

Under Dutch law, our shareholders’ meeting has the authority to adopt our statutory IFRS annual accounts as prepared by our Managing Board. Our shareholders’ meeting does not have the authority to amend our statutory IFRS annual accounts as prepared by our Managing Board. Our shareholders’ meeting can:

i.	either adopt our statutory IFRS annual accounts in the form as prepared by our Managing Board; or

ii.	instruct our Managing Board to amend our statutory IFRS annual accounts before adopting these annual accounts; or

iii.	not adopt the statutory IFRS annual accounts.

If our shareholders’ meeting instructs our Managing Board to amend our statutory IFRS annual accounts, our Managing Board is required to make the necessary amendments, unless the instruction contravenes the provisions of reasonableness and fairness (redelijkheid en billijkheid). Furthermore, the instruction must not contravene with the applicable presentation rules for the statutory IFRS annual accounts, including requirements of consistency and balance continuity. If there are multiple options, our shareholders’ meeting is authorized to decide with due observance of said limits.

If there are doubts regarding the correctness of our statutory IFRS annual accounts, the annual report and the other information, a petition for revision of our statutory IFRS annual accounts can be filed with the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeal in the Netherlands by each interested party on the basis of non-compliance with the applicable presentation requirements for the statutory IFRS annual accounts, the annual report and/or the other information prescribed by the EU IFRS regime, Title 9 of Book 2 of the Dutch Civil Code and/or the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht). The petition must state in which respect the documents require revision. The petition can also be filed by the Advocate General (advocaat-generaal) of the Amsterdam Court of Appeal on the basis of public interest as well as the Dutch Authority for the Financial Markets (Autoriteit Financiële Markten) with due observance of Section 4 of the Dutch Financial Markets Supervision Act.

5.3.	Supervisory Board

The Supervisory Board advises our Managing Board in performing its management tasks and supervises the policies of our Managing Board and the general course of our affairs and business. In discharging its duties, the Supervisory Board shall be guided by our interests and our business; it shall take into account the relevant interests of all those involved in us (including our shareholders). The Supervisory Board is responsible for the quality of its own performance.

The Supervisory Board consists of at least six members, the number to be determined by our shareholders’ meeting upon the proposal of the Supervisory Board. Members of the Supervisory Board are appointed by our shareholders’ meeting for a three-year term, as defined in our Articles of Association, upon the proposal of the Supervisory Board, by a simple majority of the votes cast at a meeting where at least 15% of the issued and outstanding share capital is present or represented.

As of January 1, 2013, certain Dutch statutory provisions have been introduced limiting the number of supervisory positions that members of our Supervisory Board may hold. A member of our Supervisory Board can only be appointed as such if he/she does not hold more than four supervisory positions at other so-called ‘large’ Dutch entities. In this connection, the position of chairman equals two positions. The term supervisory position means the position of supervisory director, non-executive director or member of a supervisory board that has been set up pursuant to the articles of association. Supervisory positions at several entities belonging to the same group constitute one position, and supervisory positions at non-Dutch entities are not taken into account. Furthermore, an appointment by the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeal as part of corporate inquiry proceedings is not taken into account. For purposes of the foregoing, ‘large’ Dutch entities are Dutch limited liability companies, private companies with limited liability and foundations which meet at least two of the following three criteria (‘Large Dutch Entities’): (i) the value of the assets according to the (consolidated) balance sheet with explanatory notes exceeds EUR 17,500,000; (ii) the net turnover for the financial year exceeds EUR 35,000,000; or (iii) there are, on average, 250 or more employees during the financial year.

As of January 1, 2013, statutory provisions have been introduced to ensure a balanced participation by men and women in our Supervisory Board. Where seats on a supervisory board are to be divided among individuals, balanced participation is deemed to exist if at least 30% of the seats are taken by men and at least 30% by women. The provisions on gender balance will expire on January 1, 2016.

In accordance with the criteria as reflected in the Supervisory Board Charter, members of the Supervisory Board are selected on the basis of their specific business, financial, technical and/or legal expertise, prior professional experience, soundness of judgment, ability to make analytical enquiries and willingness to devote the time required to adequately perform their activities as Supervisory Board members. Our Supervisory Board endorses the principle of a diversified Supervisory Board, including the aforementioned statutory gender balance rules, within the scope of the criteria as reflected in the Supervisory Board Charter. This is demonstrated by the appointment of Ms. Martine Verluyten as member of the Supervisory Board at our 2012 annual shareholders’ meeting and the proposed appointment of Ms. Janet Davidson as member of the Supervisory Board at our upcoming 2013 annual shareholders’ meeting. We will continue to strive for an appropriate balance as recommended by the aforementioned statutory gender balance rules.

Members of the Supervisory Board may be suspended or dismissed by our shareholders’ meeting by a simple majority of the votes cast at a meeting where at least 15% of the issued and outstanding share capital is present or represented. The Supervisory Board may make a proposal to our shareholders’ meeting for the suspension or dismissal of one or more of its members.

The responsibilities of the Supervisory Board include (but are not limited to):

•
supervising, monitoring, and advising our Managing Board on: (i) our performance, (ii) our strategy and risks inherent to our business activities, (iii) the structure and management of the internal risk management and control systems, and (iv) compliance with legislation and regulations;

•	disclosing, complying with and enforcing our corporate governance structure;

•	selecting and recommending the appointment of the member(s) of the Managing Board;

•
proposing the compensation policy for the member(s) of our Managing Board (such policy to be adopted by our shareholders’ meeting), fixing the compensation annually and the contractual terms and conditions of employment of the member(s) of our Managing Board (in accordance with the said compensation policy);

•	electing and recommending the appointment of the members of the Supervisory Board and proposing their remuneration;

•
evaluating and assessing the functioning of our Managing Board, the Supervisory Board, and their individual members (including the evaluation of the Supervisory Board’s profile and the induction, education and training program);

•
handling, and deciding on, potential reported conflicts of interest between us on the one hand and members of the Supervisory Board, our Managing Board, our external auditor and our (major) shareholder(s) on the other hand;

•	selecting and recommending the appointment of our external auditor upon proposal by the Audit Committee;

•	reviewing and approving our whistleblower procedures upon approval by the Audit Committee;

•
handling, and deciding on, potential reported conflicts of interest between us on the one hand and members of the Supervisory Board, our Managing Board, our external auditor and our (major) shareholder(s) on the other hand;

•	selecting and recommending the appointment of our external auditor upon proposal by the Audit Committee;

•	handling, and deciding on, reported alleged irregularities that relate to the functioning of our Managing Board;

•	approving decisions by our Managing Board as referred above under “Managing Board”;

•	supervising the adoption and implementation by our Managing Board on a consolidated basis of strategic pluri-annual plans and annual budgets in line with the decisions of the Supervisory Board;

•
on an annual basis, the renewal of the authorization by our Managing Board to issue guarantees to companies whose accounts are consolidated by us, as well as guarantees granted to third parties including nonconsolidated subsidiaries of us.

The Supervisory Board Charter, as posted on our website, contains detailed provisions on the reporting and handling of (potential) conflicts of interest.

For information on the identity of the Supervisory Board, including its committees, as well as the compensation of the members of the Supervisory Board, see the report of the Supervisory Board. We believe that at least one member of the Supervisory Board can be regarded as a financial expert within the meaning of best practice provision III.3.2 of the Dutch Corporate Governance Code.

For information on the role and identity of the committees of the Supervisory Board, see the report of the Supervisory Board.

5.4.	Managing Board

In accordance with Dutch law, our management is entrusted to the Managing Board under the supervision of the Supervisory Board. Mr. Carlo Bozotti, re-appointed in 2011 for a three-year term to expire at the end of our annual shareholders’ meeting in 2014, is currently the sole member of our Managing Board with the function of President and Chief Executive Officer. Since its creation in 1987, our managing board has always been comprised of a sole member. The member of our Managing Board is appointed for a three-year term, as described in our Articles of Association, which may be renewed one or more times in accordance with our Articles of Association upon a non-binding proposal by the Supervisory Board at our shareholders’ meeting and adoption by a simple majority of the votes cast at the shareholders’ meeting where at least 15% of the issued and outstanding share capital is present or represented. If our Managing Board were to consist of more than one member, the Supervisory Board would appoint one of the members of our Managing Board to be chairman of our Managing Board for a three-year term, as defined in our Articles of Association (upon approval of at least three quarters of the members of the Supervisory Board). In such case, resolutions of our Managing Board would require the approval of a majority of its members.

As of January 1, 2013 certain Dutch statutory provisions have been introduced limiting the number of supervisory positions that the sole member of our Managing Board may hold. A member of our Managing Board can only be appointed as such if he/she does not hold more than two supervisory positions at other Large Dutch Entities and does not hold the position of chairman of the supervisory board or one-tier board at such other entity. The term supervisory position means the position of supervisory director, non-executive director or member of a supervisory board that has been set up pursuant to the articles of association. Supervisory positions at several entities belonging to the same group constitute one position and supervisory positions at non-Dutch entities are not taken into account. Furthermore, an appointment by the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeal as part of corporate inquiry proceedings is not taken into account.

As of January 1, 2013, statutory provisions have been introduced to ensure a balanced participation by men and women in our Managing Board. Where seats on a managing board are to be divided among individuals, balanced participation is deemed to exist if at least 30% of the seats are taken by men and at least 30% by women. The provisions on gender balance will expire on January 1, 2016. Since its creation in 1987, our Managing Board has always been comprised of a sole member as result of which by definition gender balance cannot be reached.

Our shareholders’ meeting may suspend or dismiss one or more members of our Managing Board at a meeting at which at least one half of the outstanding share capital is present or represented. If a quorum is not present, a further meeting shall be convened, to be held within four weeks after the first meeting, which shall be entitled, irrespective of the share capital represented, to pass a resolution with regard to the suspension or dismissal of one or more members of our Managing Board. Such a quorum is not required if a suspension or dismissal is proposed by the Supervisory Board. In that case, a resolution to dismiss or to suspend a member of our Managing Board can be taken by a simple majority of the votes cast at a meeting where at least 15% of our issued and outstanding share capital is present or represented. The Supervisory Board may suspend members of our Managing Board, but a shareholders’ meeting must be convened within three months after such suspension to confirm or reject the suspension. The Supervisory Board shall appoint one or more persons, who shall, at any time, in the event of absence or inability to act of all the members of our Managing Board, be temporarily responsible for our management.

As of January 1, 2013, the relationship between a member of the managing board and a listed Dutch company can no longer be treated as an employment agreement. In practice, it will be treated as a mandate agreement. However, existing employment agreements, including the employment agreement between us and our current sole member of the Managing Board, will remain in effect.

Under Dutch law, our Managing Board is entrusted with our general management and the representation of the Company. Our Managing Board must seek prior approval from our shareholders’ meeting for decisions regarding a significant change in the identity or nature of the Company. Under our Articles of Association, our Managing Board must obtain prior approval from the Supervisory Board for (i) all proposals to be submitted to a vote at a shareholders’ meeting; (ii) the formation of all companies, acquisition or sale of any participation, and conclusion of any cooperation and participation agreement; (iii) all of our multi-year plans and the budget for the coming year, covering investment policy, policy regarding R&D, as well as commercial policy and objectives, general financial policy, and policy regarding personnel; and (iv) all acts, decisions or operations covered by the foregoing and constituting a significant change with respect to decisions already taken by the Supervisory Board. In addition, under our Articles of Association, the Supervisory Board and our shareholders’ meeting may specify by resolution certain additional actions by our Managing Board that require its prior approval.

In accordance with our Corporate Governance Charter, the sole member of our Managing Board and our Executive Officers may not serve on the board of a public company without the prior approval of the Supervisory Board. We are not aware of any potential conflicts of interests between the private interest or other duties of our sole Management Board member and our Executive Officers and their duties to our Company.

Pursuant to the charter adopted by the Supervisory Board, the following decisions by our Managing Board with regards to the Company and any of our direct or indirect subsidiaries (an “ST Group Company”) require prior approval from the Supervisory Board: (i) any modification of our or any ST Group Company’s Articles of Association or other constitutional documents, other than those of wholly owned subsidiaries; (ii) any change in our or any ST Group Company’s authorized share capital or any issue, acquisition or disposal by us of our own shares, or any ST Group Company’s shares, or change in share rights or issue of any instruments granting an interest in our or an ST Group Company’s capital or profits other than those of our wholly owned subsidiaries; (iii) any liquidation or dissolution of us or any ST Group Company or the disposal of all or a substantial and material part of our business or assets, or those of any ST Group Company, or of any shares in any such ST Group Company; (iv) any merger, acquisition or joint venture agreement (and, if substantial and material, any agreement relating to IP) or formation of a new company to which we or any ST Group Company is, or is proposed to be, a party, as well as the formation of new companies by us or any ST Group Company (with the understanding that only acquisitions above $25 million per transaction are subject to prior Supervisory Board approval); (v) approval of our draft consolidated balance sheets and financial statements, as well as our and our subsidiaries’ profit distribution policies; (vi) entering into any agreement that may qualify as a related party transaction, including any agreement between us or any ST Group Company and ST Holding, FT1CI, the Italian Ministry of the Economy and Finance, FSI or CEA; (vii) the key parameters of our five-year plans and our consolidated annual budgets, as well as any significant modifications to said plans and budgets, or any one of the matters set forth in our Articles of Association and not included in the approved plans or budgets; (viii) approval of operations of exceptional importance which have to be submitted for Supervisory Board prior approval even if their financing was already provided for in the approved annual budget; (ix) approval of our quarterly and annual Consolidated Financial Statements prepared in accordance with U.S. GAAP and semiannual and annual accounts using IFRS, prior to submission for shareholder adoption; and (x) the exercise of any shareholder right in an ST joint venture company, which is a company (a) with respect to which we hold directly or indirectly either a minority equity position in excess of 25% or a majority position without the voting power to adopt extraordinary resolutions, or (b) in which we directly or indirectly participate and such participation has a value of at least one third of our total assets according to the consolidated balance sheet and notes thereto in our most recently adopted (statutory) annual accounts.

5.5.	Executive Officers

Our executive officers support our Managing Board in its management of the Company, without prejudice to our Managing Board’s ultimate responsibility. New corporate officers during 2012 include: Mr. Marco Monti, who was appointed Corporate Vice President, General Manager Automotive Product Group in January 2012 and promoted to Executive Vice President in March 2012; Mr. Mario Arlati, who was appointed Executive Vice President, Member of the Corporate Strategic Committee, Chief Financial Officer in February 2012; Mr. Giuseppe Notarnicola, who was appointed Corporate Vice President, Corporate Treasury in February 2012; Mr. Eric Aussedat, who was appointed Corporate Vice President, General Manager Imaging, Bi-CMOS ASIC & Silicon Photonics Group in February 2012 and promoted to Executive Vice President in September 2012; Mr. Lorenzo Grandi, who was appointed Corporate Vice President, Corporate Control in February 2012; Mr. Joel Hartmann, who was appointed Corporate Vice President, Front-End Manufacturing & Technology R&D in February 2012 and promoted to Executive Vice President in September 2012; Mr. Philippe Magarshack, who was appointed Corporate Vice President, Design Enablement & Services in February 2012 and promoted to Executive Vice President in September 2012; Mr. Jerome Roux, who was appointed Corporate Vice President, Global Procurement & Outsourcing in February 2012; Mr. Philippe Brun, who was appointed Corporate Vice President, Human Resources and Mr. Georges Penalver, who was appointed Executive Vice President, Member of the Corporate Strategic Committee, Corporate Strategy Officer in September 2012.

As of April 2013, our organizational chart is as follows:

As a company committed to good governance, we hold several corporate meetings on a regular basis. Such meetings, which involve the participation of several of our executive officers, include:

•
Corporate Operations Reviews (COR), which meets once per month to review monthly results and short-term forecasts and involves the following executive officers/groups: CEO; COO; CFO; CAO; Infrastructures and Services; Product Quality Excellence; Manufacturing (Front-End and Back-End); TR&D; Regions; Product Groups.

•
Corporate Staff Meeting, which meets once per quarter to review the business in its entirety and to plan and forecast for the next quarter and beyond. The Corporate Staff Meeting includes all Executive Officers.

•
Corporate Strategic Committee, which meets six times per year, sets corporate policy, coordinates strategies of our various functions and drives major cross functional programs. The Corporate Strategic Committee meetings are attended by the CEO, and the following senior executive officers: Mario Arlati; Orio Bellezza; Jean Marc Chery; Paul Grimme; Tjerk Hooghiemstra; Otto Kosgalwies, Georges Penalver and Carmelo Papa.

Our executive officers during 2012 were:

Name	Position (11)	Years with Company	Years in Semi- Conductor Industry	Age
Carlo Bozotti, Chairman	President and Chief Executive Officer	36	36	60
Didier Lamouche, Vice Chairman(1)	Chief Operating Officer	2	25	53
Mario Arlati(2)	Executive Vice President, Chief Financial Officer	38	38	64
Georges Auguste	Executive Vice President, Packaging and Test Manufacturing	26	38	63
Eric Aussedat	Executive Vice President, General Manager Imaging, Bi-CMOS ASIC & Silicon Photonics Group	31	31	59
Orio Bellezza	Executive Vice President, Member of the Corporate Strategic Committee, General Manager, Front-End & Manufacturing Technology R&D IMS & APG	29	29	53
Gian Luca Bertino (3)	Executive Vice President, Digital Convergence Group	15	26	53
Philippe Brun(4)	Corporate Vice President, Human Resources	26	26	54
Marco Luciano Cassis	Executive Vice President, President, Japan & Korea Region	25	25	49
Patrice Chastagner(5)	Corporate Vice President, Human Resources	28	28	65
Jean-Marc Chery	Executive Vice President, Member of the Corporate Strategic Committee, Chief Manufacturing & Technology Officer, General Manager Digital Sector	28	28	52
Andrea Cuomo (6)	Executive Vice President, Chairman 3Sun, AST & Special Projects	29	29	58
Claude Dardanne	Executive Vice President, General Manager, Microcontroller Memory & Secure MCU	30	33	60
Stephane Delivré	Corporate Vice President, Global Chief Information Officer	1	12	53
Carlo Ferro (7)	Executive Vice President, Corporate Projects	13	13	52
Lorenzo Grandi(8)	Corporate Vice President, Corporate Control	25	25	51
Alisia Grenville (9)	Corporate Vice President, Chief Compliance Officer	5	5	45
Paul Grimme (10)	Executive Vice President, Member of the Corporate Strategic Committee, General Manager Sales & Marketing Europe, Middle-East and Africa	4	32	53
Fabio Gualandris	Executive Vice President, Product Quality Excellence	25	28	53
François Guibert	Executive Vice President, President, Greater China & South Asia Region	32	35	59
Joel Hartmann(11)	Executive Vice President, Front-End Manufacturing & Technology R&D	12	34	57
Tjerk Hooghiemstra	Executive Vice President, Member of the Corporate Strategic Committee, Chief Administrative Officer	3	9	56
Otto Kosgalwies	Executive Vice President, Member of the Corporate Strategic Committee, Infrastructures and Services	29	29	57
Robert Krysiak	Executive Vice President, President, Americas Region	30	30	58
Philippe Lambinet(12)	Executive Vice President, Member of the Corporate Strategic Committee, General Manager, Digital Sector and Corporate Strategy	19	26	55
Claudia Levo	Corporate Vice President, Communications	2	4	47
Loïc Liétar	Executive Vice President, New Ventures	27	27	50
Philippe Magarshack(13)	Executive Vice President, Design Enablement & Services	18	27	51
Marco Monti(14)	Executive Vice President, General Manager Automotive Product Group	25	25	51
Giuseppe Notarnicola(15)	Corporate Vice President, Corporate Treasury	7	7	51
Pierre Ollivier	Corporate Vice President, General Counsel	23	23	57
Carmelo Papa	Executive Vice President, Member of the Corporate Strategic Committee, General Manager, Industrial & Multisegment Sector	30	30	63
Georges Penalver(16)	Executive Vice President, Member of the Corporate Strategic Committee, Corporate Strategy Officer	1	1	56
Jerome Roux(17)	Corporate Vice President, Global Procurement & Outsourcing	21	24	47
Benedetto Vigna	Executive Vice President, General Manager Analog, MEMS & Sensors	18	18	43

(1)           Effective December 1, 2011, Mr. Lamouche suspended his operational responsibilities in view of his appointment as President and Chief Executive Officer of ST Ericsson. Mr. Lamouche left the company in March 2013.
(2)           Mr. Mario Arlati has held this position since February 2012.
(3)           Mr. Gian Luca Bertino has held this position since February 2012.
(4)           Mr. Philippe Brun has held this position since July 2012.
(5)           Mr. Patrice Chastagner retired effective July 31, 2012 and was succeeded by Mr. Philippe Brun.
(6)           Mr. Andrea Cuomo has held this position since January 2012.
(7)           Mr. Carlo Ferro was Chief Financial Officer until February 20, 2012, when he temporarily left the position in view of his appointment as COO of ST Ericsson. Effective February 20, 2012, and in the interim of Mr. Ferro’s assignment at ST Ericsson, Mr. Mario Arlati is Executive Vice President, Chief Financial Officer. Effective April 1, 2013 Mr. Carlo Ferro was appointed President and Chief Executive Officer of ST-Ericsson.
(8)           Mr. Lorenzo Grandi has held this position since February 2012.
(9)           Ms. Alisia Grenville left the company effective July 31, 2012 and was succeeded by Mr. Philippe Dereeper as Corporate Compliance Officer and Executive Secretary of the Supervisory Board.
(10)         Mr. Paul Grimme has held this position since January 2012.
(11)         Mr. Joel Hartmann has held this position since February 2012.

(12)         Mr. Philippe Lambinet left the company effective September 13, 2012 and was succeeded by Mr. Jean-Marc Chery and Mr. Georges Penalver.
(13)         Mr. Philippe Magarshack has held this position since February 2012.
(14)         Mr. Marco Monti has held this position since February 2012.
(15)         Mr. Giuseppe Notarnicola has held this position since February 2012.
(16)         Mr. Georges Penalver has held this position since September 2012.
(17)         Mr. Jerome Roux has held this position since February 2012.

Detailed biographies of our executive officers are available on our website www.st.com at www.st.com/web/en/about_st/st_executive_officers.html.

5.6.	Indemnification of members of our Managing Board and Supervisory Board

To the extent permitted by Dutch law, members of our Managing Board and Supervisory Board as well as officers or agents of us shall be indemnified by us against expenses, such as the reasonable costs of defending claims, as stated in our Articles of Association. Under certain circumstances, there will be no entitlement to this reimbursement. We hold a Director & Officer liability insurance for the members of our Managing Board and Supervisory Board as well as our officers.

5.7.	Risk Management and Control Systems

For the statement on the main features of our risk management and control systems and of the group of which the financial data are included in our annual accounts, please refer to the section Risk Management and Internal Control in the Report of the Managing Board.

5.8.	Required information Article 10 Takeover Directive

The EU Takeover Directive requires that listed companies publish additional information providing insight into defensive structures and mechanisms which they apply. The relevant provision has been implemented into Dutch law by means of a decree of April 5, 2006. Pursuant to this decree, Dutch companies whose securities have been admitted to trading on a regulated market have to include information in their annual report which could be of importance for persons who are considering taking an interest in the company.

This information comprises amongst other things:

•	the capital structure of the company;

•	restrictions on the transfer of securities and on voting rights;

•	special powers conferred upon the holders of certain shares;

•	the rules governing the appointment and dismissal of board members and the amendment of the articles of association;

•	the rules on the issuing and the repurchasing of shares by the company;

•
significant agreements to which the company is a party and which contain change of control rights (except where their nature is such that their disclosure would be seriously prejudicial to the company); and

•	agreements between the company and its board members or employees providing for a “golden parachute”.

Capital structure.

The authorized share capital of STMicroelectronics is €1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of €1.04. As at December 31, 2012, the number of common shares issued was 910,559,805 shares (December 31, 2011: 910,559,805 shares). As at December 31, 2012, the number of common shares outstanding was 887,953,202 shares (December 31, 2011: 884,995,094 shares). As of December 31, 2012, no preference shares were issued and outstanding.

Restrictions on the transfer of shares.

We do not have restrictions on the transfer of our common and preference shares, provided that Stichting Continuïteit ST, if it holds preference shares, requires the consent of STMicroelectronics to sell or otherwise dispose of preference shares or voting rights attached thereto.

Holdings in us that are subject to a disclosure obligation.

For information on holdings in us that are subject to a disclosure obligation pursuant to Chapter 5.3 of the Dutch Financial Markets Supervision Act (“Wet op het financieel toezicht”) (the “FMSA”), please refer to chapter “Major Shareholders” further on.

Special controlling rights.

We do not have special controlling rights attached to our common or preference shares.

Control of employees share/option schemes.

We do not have any scheme granting rights to employees to subscribe for or acquire shares in our share capital or the share capital of a subsidiary of us where the control is not directly exercised by the employees. However, key employees as determined by our Unvested Share Award Plans are granted share awards (as part of their compensation) with a staggered vested schedule pursuant to our determined criteria. Supervisory board members are granted share awards that vest immediately. For more information on employees share/option schemes, see the Remuneration Report.

Restrictions on voting rights.

We do not have any restrictions on voting rights nor have we cooperated in the issuance of depositary receipts for shares.

Agreements with shareholders that may give rise to restrictions on the transfer of shares or restrictions of voting rights.

We do not have any agreements with shareholders that may give rise to restrictions on the transfer of shares or restrictions of voting rights. However, please see below under “Shareholders’ Agreements” for certain information on shareholders’ agreements regarding us to which we are not a party.

Provisions on appointment and dismissal of members of our Managing Board and Supervisory Board and amendment of our Articles of Association.

Please see the information included above under “Managing Board” and “Supervisory Board” with respect to the appointment and dismissal of the members of our Managing Board and Supervisory Board.

Our Articles of Association can be amended by our shareholders’ meeting, upon the proposal of the Supervisory Board, by a simple majority of the votes cast at a meeting where at least 15% of the issued and outstanding share capital is present or represented. If a quorum is not present, a further meeting can be convened which shall, irrespective of the share capital represented, to pass a resolution. If the relevant amendment affects the rights of holders of common shares or holders of preference shares, the approval of the meeting of holders of common shares and the meeting of holders of preference shares, respectively, is required.

Authority of the Managing Board regarding the issuance and repurchase of shares.

Pursuant to our Articles of Association, our Managing Board does not have the authority to issue shares or grant rights to subscribe for shares. The Supervisory Board has this authority. Our annual shareholders’ meeting, held on May 3, 2011, has authorized the Supervisory Board to resolve upon: (i) the issuance of shares or the granting of rights to subscribe for common shares in our share capital, up to a maximum of 10% of our issued common share capital as per December 31, 2011, increased with another 15% of our issued common share capital, as per December 31, 2011, in the case of mergers and acquisitions, (ii) the terms and conditions of an issuance of common shares, and (iii) the limitation and/or exclusion of pre-emptive rights of existing shareholders upon issuance of common shares, all for a three-year period as of April 25, 2012, but never exceeding the limits of our authorized share capital.

Pursuant to a shareholders’ resolution adopted at our annual shareholders’ meeting held on May 30, 2012, our Managing Board, subject to the approval of the Supervisory Board, is authorized for a period up to November 29, 2013 (inclusive) to acquire shares subject to the limits of our Articles of Association and the acquisition price conditions set forth in such shareholders’ resolution. Furthermore, our Articles of Association provide that we shall be able to acquire shares in our own share capital in order to transfer these shares under employee stock option or stock purchase plans, without an authorization of our shareholders’ meeting.

Agreements with the sole member of our Managing Board and other employees regarding distributions upon the termination of their employment contract in connection with a public offer on us.

The employment contract of our President and CEO, Mr. Bozotti, provides that upon a change of control following a takeover bid (i) all unvested stock awards granted to Mr. Bozotti will fully vest and (ii) the bonus payable under our Executive Incentive Plan will be due for the full amount, which is 150% of the executive gross annual base salary. Such benefits are not linked to termination of the employment agreement.

Stichting Continuïteit ST — our preference shares

We are a party to an option agreement with Stichting Continuïteit ST (the “Stichting”), entered into on January 22, 2007, with a duration of ten years, regarding our preference shares. Our Managing Board and the Supervisory Board, along with the board of the Stichting, have declared that they are jointly of the opinion that the Stichting is independent of us. The option agreement provides for the issuance of up to a maximum 540,000,000 preference shares. Any such shares would be issued to the Stichting upon its request and in its sole discretion and upon payment of at least 25% of the par value of the preference shares to be issued. The shares would be issuable in the event of actions considered hostile by our Managing Board and the Supervisory Board, such as a creeping acquisition (in such case up to 30% minus one share of our issued and outstanding share capital) or an offer on our common shares, which are unsupported by our Managing Board and the Supervisory Board and which the board of the Stichting determines would be contrary to our interests, our shareholders or other stakeholders. The preference shares may remain outstanding for no longer than two years. No preference shares have been issued to date. The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control as well as to create a level-playing field in the event actions which are considered to be hostile by our Managing Board and the Supervisory Board, as described above, occur and which the board of the Stichting determines to be contrary to our interests and our shareholders and other stakeholders.

The board of the Stichting is currently comprised of the following three members:

•	Professor S.C.J.J. Kortmann, a well-known professor at law at the Rad University in Nijmegen, the Netherlands, as Chairman of the board;

•	Mr. F. Ago, a well-known and experienced attorney at law in Italy; and

•	Mr. Edmond Alphandery, a professor at economics and former French Minister of Economy, who succeeded Mr. R. Barbier de la Serre in December 2012.

All members of the board of the Stichting are independent from us.

5.9.	Code of Ethics

Since 1987, we have had a corporate policy on Business Conduct and Ethics (the “Ethics Policy”) for all of our employees, including our chief executive officer and chief financial officer. We have adapted and will amend, as appropriate, this Ethics Policy to reflect regulatory changes. The Ethics Policy is designed to promote honest and ethical business conduct, to deter wrongdoing and to provide principles to which our employees are expected to adhere and which they are expected to advocate.

The Ethics Policy provides that if any officer to whom it applies acts in contravention of its principles, we will take appropriate steps in terms of the procedures in place for fair disciplinary action. This action may, in cases of severe breaches, include dismissal.

Our Ethics Policy on Business Conduct and Ethics is posted on our internet website at www.st.com.

5.10.	Deviations from the Code

According to the Dutch Corporate Governance Code, as revised by the Dutch Corporate Governance Monitoring Committee on December 10, 2008 (the “Code”), STMicroelectronics is required to publish a list of current exceptions to the Code, and an explanation why STMicroelectronics does not comply (“Comply or Explain”). For more information on the Dutch Corporate Governance Code, please visit the website www.commissiecorporategovernance.nl. Because STMicroelectronics is listed on the New York Stock Exchange (“NYSE”), it is required to comply with the U.S. Sarbanes-Oxley Act of 2002, as well as NYSE listing rules, and the rules and regulations promulgated by the U.S. Securities and Exchange Commission (“SEC”). For the full text of the U.S. Sarbanes-Oxley Act of 2002 as well as the NYSE listing rules, and the rules and regulations promulgated by the SEC, please see www.sec.gov.

STMicroelectronics complies with the Code by applying most of its principles and best practice provisions that are addressed to the Managing Board and the Supervisory Board or by explaining why it deviates from such provisions. STMicroelectronics applies such principles and best practice provisions, with the exception of the following best practice provisions:

•
Best practice provision II.2.8: The remuneration in the event of dismissal of the sole member of our Managing Board exceeds one year’s salary and is equal to a gross lump sum payment in the amount of two years of the last gross annual salary, plus the variable (being the average of the last three-year payout), subject to any and all legal, regulatory and/or contractual deductions applicable. Furthermore, the Unvested Stock Awards allocated to the sole member of our Managing Board under the Unvested Stock Awards Plan that are not exercisable and vested will become fully exercisable and fully vested without any condition linked to this accelerated vesting. The remuneration in the event of dismissal shall be paid only if the employment agreement is terminated by us.

•	Best practice provision II.2.13: STMicroelectronics does not publish this information in detail, as this is considered competitively sensitive information.

•
Best practice provision III.2.2: STMicroelectronics criteria deviate from the criteria in the Dutch Corporate Governance Code but are in conformity with the STMicroelectronics Corporate Governance Charter as approved by our shareholders in the 2004 annual shareholders’ meeting.

•
Best practice provision III.3.5: The terms of office of three Supervisory Board members of STMicroelectronics (Messrs. Steve, Ovi and De Waard) exceed the maximum term of twelve years as mentioned in the Dutch Corporate Governance Code. However, if the maximum term is exceeded, this is always approved by STMicroelectronics’ shareholders’ meeting as members of the Supervisory Board are appointed by our shareholders’ meeting. As mentioned in the Supervisory Board Charter (as well as our Corporate Governance Charter as approved by our annual shareholders’ meeting held in 2004, we consider that it is not in our best interests to limit the number of terms a member of the Supervisory Board may serve on the Supervisory Board.

•
Best practice provision III.7.1: The compensation of the members of the Supervisory Board of STMicroelectronics partly consists of shares and/or rights to shares. However, the Supervisory Board will propose the termination of stock-based compensation for members (and professionals) of the Supervisory Board as of the 2013 financial year at our upcoming 2013 annual shareholders’ meeting. If adopted by our shareholders’ meeting, we will be in compliance with best practice III.7.1 of the Dutch Corporate Governance Code as of the 2013 financial year.

•
Best practice provision III.5.11: The Chairman of the Supervisory Board is also the Chairman of the Compensation Committee. The members of the Supervisory Board have appointed the Chairman of the Supervisory Board as Chairman of the Compensation Committee.

5.11.	Major Shareholders

Holders of our shares or rights to acquire shares (which include, inter alia, options and convertible bonds) may be subject to notification obligations under Chapter 5.3 of the FMSA. Under Chapter 5.3 of the FMSA, any person whose direct or indirect interest (including potential interest, such as options and convertible bonds) in our share capital or voting rights reaches or crosses a threshold percentage must notify the AFM either (a) immediately, if this is the result of an acquisition or disposal by it; or (b) no later than on the 4th trading day following the entry in the AFM’s public register, if this is the result of a change in our share capital or votes which the AFM has entered in its public register. The threshold percentages are 5, 10, 15, 20, 25, 30, 40, 50, 60, 75 and 95 percent. Pursuant to a new Act amending the FMSA, the Dutch Civil Code and the Dutch Securities Book-Entry Administration and Transfer Act, which Act was published on November 27, 2012 and will come into force on July 1, 2013, a new lower minimum threshold of 3% will be introduced for the disclosure of capital interests and/or voting rights.

Furthermore, persons holding 5% or more in our voting rights or capital interest on December 31 at 24:00 hours must within four weeks after December 31 notify the AFM of any changes in the composition of their interest since their last notification.

The following instruments qualify as “shares”: (i) shares, (ii) depositary receipts for shares (or negotiable instruments similar to such receipts), (iii) negotiable instruments for acquiring the instruments under (i) or (ii) (such as convertible bonds), and (iv) options for acquiring the instruments under (i) or (ii).

Under Section 5.45 of the FMSA, a notification obligation can also arise other than through the holding of shares (or voting rights). Among others, the following shares and votes qualify as shares and votes “held” by a person: (i) those directly held by him; (ii) those held by his subsidiaries; (iii) shares held by a third party for such person’s account and the votes such third party may exercise; (iv) the votes held by a third party if such person has concluded an oral or written agreement with such party which provides for a lasting common policy on voting; (v) the votes held by a third party if such person has concluded an oral or written agreement with such party which provides for a temporary and paid transfer of the votes; and (vi) the votes which a person may exercise as a proxy but in his own discretion. The management company of a common fund (beleggingsfonds) shall be deemed to have the disposal of the shares held by the depositary and the related voting rights. The depositary of a common fund shall be deemed not to have the disposal of shares or voting rights. Furthermore, special rules apply to the attribution of the ordinary shares which are part of the property of a partnership or other community of property. A holder of a pledge or right of usufruct in respect of our shares can also be subject to a notification obligation if such person has, or can acquire, the right to vote on our shares. If a pledgor or usufructuary acquires such voting rights, this may trigger a notification obligation for the holder of our shares. A person is also deemed to hold shares if he has a financial instrument (i) whose rise in value depends in part on the rise in value of the underlying shares or on dividend or other payments on those shares (in other words, a long position must be held in those shares), and (ii) which does not entitle him to acquire shares in a listed company (i.e., it is a cash-settled financial instrument). In addition, a person who may, by virtue of an option, be obliged to buy shares in a listed company is also equated with a shareholder. Moreover, a person who has entered into a contract (other than a cash-settled financial instrument) that gives him an economic position comparable to that of a shareholder in a listed company is also deemed to hold shares for the purposes of the disclosure obligation. The AFM has introduced a policy rule regulating certain technical and operational aspects of this extension of the disclosure obligation.

Under Section 5.48 of the FMSA, the sole member of our Managing Board and each of the members of our Supervisory Board must without delay notify the AFM of any changes in his interest or potential interest in our share capital or voting rights.

The AFM will publish all notifications on its public website (www.afm.nl).

Non-compliance with the notification obligations of Chapter 5.3 of the FMSA can lead to imprisonment or criminal fines, or administrative fines or other administrative sanctions. In addition, non-compliance with these notification obligations may lead to civil sanctions, including, without limitation, suspension of the voting rights attaching to our shares held by the offender for a maximum of three years, (suspension and) nullification of a resolution adopted by our shareholders’ meeting (if it is likely that such resolution would not have been adopted if the offender had not voted) and a prohibition for the offender to acquire our shares or votes for a period of no more than five years.

The following table sets forth certain information with respect to the ownership of our issued common shares based on information available to us as of February 14, 2013:

	Common Shares Owned
Shareholders	Number	%
STMicroelectronics Holding N.V.	250,704,754	27.53
Public	637,248,448	69.99
Treasury shares	22,606,603	2.48
Total	910,420,305	100

Our principal shareholders do not have different voting rights from those of our other shareholders.

As of December 31, 2012, FT1CI (the “French Shareholder”), which is controlled by FSI and CEA, and the Italian Ministry of the Economy and Finance (the “Italian Shareholder”), each directly held 50% in STMicroelectronics Holding N.V. (“ST Holding”). The indirect interest of the French Shareholder and the Italian Shareholder in us is split on a 50%-50% basis. Through a structured tracking stock system implemented in the Articles of Association of ST Holding, the French Shareholder and the Italian Shareholder each indirectly hold 125,352,377 of our common shares, representing approximately 13.7% of our issued share capital as of December 31, 2012. Any disposals or, as the case may be, acquisitions by ST Holding on behalf of the French Shareholder or the Italian Shareholder, will decrease or, as the case may be, increase the indirect interest of, respectively, the French Shareholder or the Italian Shareholder, in our issued share capital. FT1CI is a jointly held company established to control the interest of French shareholders in ST Holding. As of December 31, 2012, FSI and CEA are the sole shareholders of FT1CI, holding respectively 79.2% and 20.8% of FT1CI’s share capital. FSI is a strategic investment fund 51% owned by Caisse des dépôts et consignations and 49% owned by the French State. CEA is a French government-funded technological research organization.

STMicroelectronics Holding II B.V. (“ST Holding II”), at the time a wholly owned subsidiary of ST Holding, owned 90% of our shares before our initial public offering in 1994, and over time, gradually reduced its participation, going below the 66% threshold in 1997 and below the 50% threshold in 1999. On June 1, 2012, ST Holding II merged with ST Holding, as a result of which, ST Holding acquired all of the assets and liabilities of ST Holding II, including our common shares held by ST Holding II, by universal transfer of title, and ST Holding II ceased to exist. ST Holding may dispose of our shares. Set forth below is a table of ST Holding’s holdings (as successor to ST Holding II) in us as of the end of 2012 and ST Holding II’s holdings as at the end of 2011 and 2010:

	Common Shares Owned
	Number	%
December 31, 2012	250,704,754	27.5
December 31, 2011	250,704,754	27.5
December 31, 2010	250,704,754	27.5

Announcements about additional disposals of our shares by ST Holding on behalf of one or more of its indirect shareholders, FSI, CEA, the Ministry of the Economy and Finance or FT1CI may come at any time.

The chart below illustrates the shareholding structure as of December 31, 2012:

(1)	In addition to the 27.5% held by ST Holding and the 70% held by the Public, 2.5% are held by us as Treasury Shares.

Announcements about additional disposals by ST Holding or our indirect shareholders may come at any time. Our direct or indirect shareholders may sell our existing common shares or issue financial instruments exchangeable into our common shares at any time while at the same time seeking to retain their rights regarding our preference shares. In addition, substantial sales by us of new common shares or convertible bonds could cause our common share price to drop significantly.

All transactions with major shareholders were at arm’s length, and are therefore in compliance with provision III.6.4 of the Dutch Corporate Governance Code.

5.12.	Shareholders’ Agreements

5.12.1.	STH Shareholders’ Agreement

We were formed in 1987 as a result of the decision by Thomson CSF (now called Thales) and STET (now called Telecom Italia S.p.A.) to combine their semiconductor businesses and to enter into a shareholders’ agreement on April 30, 1987, which was amended on December 10, 2001, restated on March 17, 2004 and further amended on February 26, 2008. The February 26, 2008 amended and restated agreement (as amended, the “STH Shareholders’ Agreement”) supersedes and replaces all previous agreements. The current parties to the STH Shareholders’ Agreement are FSI, CEA and their joint company FT1CI (the “French Shareholder”) and the Ministry of the Economy and Finance (the “Italian Shareholder”).

Pursuant to the terms of the STH Shareholders’ Agreement, the parties have agreed to certain corporate governance rights provided that they maintain certain levels of respective interests in ST Holding and in the Company’s share capital. See further details below.

5.12.1.1.	Merger of the Holding Companies

The French Shareholder and the Italian Shareholder merged the two holding companies (ST Holding and ST Holding II), effective June 1, 2012, in order to simplify the structure through which they own their interests in us. ST Holding II ceased to exist, while ST Holding continues to hold our common shares. The company that now holds or may hold our common shares in the future for indirect shareholders is referred to below as the “holding company”.

5.12.1.2.	Standstill

The STH Shareholders’ Agreement contains a standstill provision that precludes any of the parties and the parties’ affiliates from acquiring, directly or indirectly, any of our common shares or any instrument providing for the right to acquire any of our common shares other than through the holding company. The standstill is in effect for as long as such party holds our common shares through ST Holding. The parties agreed to continue to hold their stakes in us at all times through the current holding structure of ST Holding, subject to certain limited exceptions.

5.12.1.3.	Corporate Governance

The STH Shareholders’ Agreement provides for a balanced corporate governance between FT1CI and the Ministry of the Economy and Finance (FT1CI and the Ministry of the Economy and Finance are collectively defined as “STH Shareholders” and individually defined as “STH Shareholder”) for the duration of the “Balance Period”, despite actual differences in indirect economic interest in us. The “Balance Period” lasts as long as each STH Shareholder owns at any time a voting stake in ST Holding equal to at least 47.5% of the total voting stakes of ST Holding.

As of January 1, 2012, if any STH Shareholder falls under this threshold, it will not be able to restore the Balance Period by subsequently increasing its voting stake, and the Balance Period will terminate, unless the parties agree otherwise. The STH Shareholders’ Agreement provides that during the Balance Period, ST Holding will have a managing board comprised of two members (one member designated by FT1CI, and one designated by the Ministry of the Economy and Finance) and a supervisory board comprised of six members (three designated by FT1CI and three designated by the Ministry of the Economy and Finance). The chairman of the supervisory board of the holding company shall be designated for a three-year term by one shareholder (with the other shareholder entitled to designate the Vice-Chairman), such designation to alternate between the Ministry of the Economy and Finance on the one hand and FT1CI on the other hand. The current Chairman of ST Holding is Mr. Alain Dutheil and the Vice-Chairman is Mr. Luciano Acciari.

As regards STMicroelectronics N.V., the STH Shareholders’ Agreement provides that during the Balance Period: (i) each of the STH Shareholders (FT1CI, on the one hand, and the Ministry of the Economy and Finance, on the other hand) shall have the right to insert on a list prepared for proposal by the holding company to our annual shareholders meeting the same number of members for election to the Supervisory Board, and the holding company shall vote in favor of such members; (ii) the STH Shareholders will cause the holding company to submit to our annual shareholders meeting and to vote in favor of a common proposal for the appointment of the Managing Board; and (iii) any decision relating to the voting rights of the holding company in us shall require the unanimous approval of the holding company shareholders and shall be submitted by the holding company to our annual shareholders meeting. The STH Shareholders Agreement also provides that the Chairman of the Supervisory Board will be designated upon proposal of an STH Shareholder for a three-year term, and the Vice-Chairman of the Supervisory Board will be designated upon proposal of the other STH Shareholder for the same period, and vice-versa for the following three-year term. The STH Shareholders further agreed that the STH Shareholder proposing the appointment of the Chairman be entitled to propose the appointment of the Assistant Secretary of the Supervisory Board, and the STH Shareholder proposing the appointment of the Vice-Chairman be entitled to propose the appointment of the Secretary of the Supervisory Board. Finally, each STH Shareholder is entitled to appoint a Financial Controller to the Supervisory Board. Our Secretary, Assistant Secretary and two Financial Controllers are referred to as professionals (not members) of the Supervisory Board.

During the Balance Period, any other decision, to the extent that a resolution of the holding company is required, must be pursuant to the unanimous approval of the shareholders, including but not limited to the following: (i) the definition of the role and structure of our Managing Board and Supervisory Board, and those of the holding company; (ii) the powers of the Chairman and the Vice-Chairman of the Supervisory Board, and that of the holding company; (iii) information by the holding company’s managing board and supervisory board, and those of us; (iv) treatment of confidential information; (v) appointment of any additional members of our Managing Board and that of the holding company; (vi) remuneration of the members of our Managing Board and those of the holding company; (vii) internal audit of STMicroelectronics N.V. and of the holding company; (viii) industrial and commercial relationships between STMicroelectronics N.V. and the Ministry of the Economy and Finance or STMicroelectronics N.V. and either or both FT1CI shareholders, or any of their affiliates; and (ix) any of the decisions listed in article 16.1 of our Articles of Association including our budget and pluri-annual plans.

In addition, the following resolutions, to the extent that a resolution of the holding company is required, must be resolved upon by a shareholders’ resolution of the holding company, which shall require the unanimous approval of the STH Shareholders: (i) any alteration in the holding company’s articles of association; (ii) any issue, acquisition or disposal by the holding company of its shares or change in share rights; (iii) any alteration in our authorized share capital or issue by us of new shares and/or of any financial instrument giving rights to subscribe for our common shares; any acquisition or disposal by the holding company of our shares and/or any right to subscribe for our common shares; any modification to the rights attached to our common shares; any merger, acquisition or joint venture agreement to which we are or are proposed to be a party; and any other items on the agenda of our general shareholders’ meeting; (iv) the liquidation or dissolution of the holding company; (v) any legal merger, legal de-merger, acquisition or joint venture agreement to which the holding company is proposed to be a party; and (vi) the adoption or approval of our annual accounts or those of the holding company or a resolution concerning a dividend distribution by us.

At the end of the Balance Period (i.e., once a shareholder’s voting stake in ST Holding has decreased under the 47.5% threshold (such STH Shareholder being thereafter referred to as “minority shareholder” and the other one being referred to as “majority shareholder”)), the members of the Supervisory Board and those of the holding company designated by the minority shareholder of the holding company will immediately resign upon request of the holding company’s majority shareholder, subject to the rights described in the following paragraph.

After the end of the Balance Period, unanimous approval by the shareholders of the holding company remains required to approve:

i.      As long as any of the STH Shareholders indirectly owns at least the lesser of 3% of our issued and outstanding share capital or 10% of the STH Shareholders’ aggregate stake in us at such time, with respect to the holding company, any changes to the articles of association, any issue, acquisition or disposal of shares in the holding company or change in the rights of its shares, its liquidation or dissolution and any legal merger, de-merger, acquisition or joint venture agreement to which the holding company is proposed to be a party.

ii.     As long as any of the STH Shareholders indirectly owns at least 33% of the STH Shareholders’ aggregate stake in us, certain changes to our articles of association (including any alteration in our authorized share capital, or any issue of share capital and/or financial instrument giving the right to subscribe for our common shares, changes to the rights attached to our shares, changes to the preemptive rights, issues relating to the form, rights and transfer mechanics of the shares, the composition and operation of the Managing and Supervisory Boards, matters subject to the Supervisory Board’s approval, the Supervisory Board’s voting procedures, extraordinary meetings of shareholders and quorums for voting at shareholders meetings).

iii.    Any decision to vote our shares held by the holding company at any general meeting of our shareholders with respect to any substantial and material merger decision. In the event of a failure by the STH Shareholders to reach a common decision on the relevant merger proposal, our shares attributable to the minority shareholder and held by the holding company will be counted as present for purposes of a quorum of shareholders at one of our shareholders meetings, but will not be voted (i.e., will be abstained from the vote in a way that they will not be counted as a negative vote or as a positive vote).

iv.     In addition, the minority shareholder will have the right to designate at least one member of the list of candidates for the Supervisory Board to be proposed by the holding company if that shareholder indirectly owns at least 3% of our total issued and outstanding share capital, with the majority STH Shareholder retaining the right to appoint that number of members to the Supervisory Board that is at least proportional to such majority shareholder’s voting stake.

Finally, at the end of the Balance Period, the unanimous approval required for other decisions taken at the STMicroelectronics N.V. level shall only be compulsory to the extent possible, taking into account the actual power attached to the direct and indirect shareholding together held by the STH Shareholders in our company.

5.12.1.4.	Disposals of our Common Shares

The STH Shareholders’ Agreement provides that each STH Shareholder retains the right to cause the holding company to dispose of its stake in us at its sole discretion, provided it is pursuant to either (i) the issuance of financial instruments, (ii) an equity swap, (iii) a structured finance deal or (iv) a straight sale. The holding company may enter into escrow arrangements with STH Shareholders with respect to our shares, whether this be pursuant to exchangeable notes, securities lending or other financial instruments. STH Shareholders that dispose of our shares through the issuance of exchangeable instruments, an equity swap or a structured finance deal maintain the voting rights of the underlying shares in their ST Holding voting stake provided that such rights remain freely and continuously held by the holding company as though the holding company were still holding the full ownership of the shares.

As long as any of the parties to the STH Shareholders’ Agreement has a direct or indirect interest in us, except in the case of a public offer, no sales by a party may be made of any of our shares or of FT1CI, ST Holding or to any of our top ten competitors, or any company that controls such competitor.

5.12.1.5.	Change of Control Provision

The STH Shareholders’ Agreement provides for tag-along rights, preemptive rights, and provisions with respect to a change of control of any of the shareholders or any controlling shareholder of FT1CI, on the one hand, and the Ministry of the Economy and Finance, on the other hand. The shareholders may transfer shares of the holding company or FT1CI to any of the shareholders’ affiliates, which would include the Italian state or the French state with respect to entities controlled by a state. The shareholders and their ultimate shareholders will be prohibited from launching any takeover process on any of the other shareholders.

5.12.1.6.	Deadlock

In the event of a disagreement that cannot be resolved between the parties as to the conduct of the business and actions contemplated by the STH Shareholders’ Agreement, each party has the right to offer its interest in ST Holding to the other, which then has the right to acquire, or to have a third party acquire, such interest. If neither party agrees to acquire or have acquired the other party’s interest, then together the parties are obligated to try to find a third party to acquire their collective interests, or such part thereof as is suitable to resolve the deadlock.

5.12.1.7.	Duration

The STH Shareholders’ Agreement will remain in force as long as the Ministry of the Economy and Finance, on the one hand, and any of FSI, FT1CI or CEA, on the other hand, are shareholders of the holding company.

5.12.1.8.	Statutory Considerations

As is the case with other companies controlled by the French government, the French government may appoint a Commissaire du Gouvernement and a Contrôleur d’Etat for FT1CI. Pursuant to Decree No. 94-214, dated March 10, 1994, these government representatives have the right (i) to attend any board meeting of FT1CI, and (ii) to veto any board resolution or any decision of the president of FT1CI within ten days of such board meeting (or, if they have not attended the meeting, within ten days of the receipt of the board minutes or the notification of such president’s decision); such veto lapses if not confirmed within one month by the Ministry of the Economy or the Ministry of the Industry. FT1CI is subject to certain points of the Decree of August 9, 1953 pursuant to which the Ministry of the Economy and any other relevant ministries have the authority to approve decisions of FT1CI relating to budgets or forecasts of revenues, operating expenses and capital expenditures. The effect of these provisions may be that the decisions taken by us and our subsidiaries that, by the terms of the STH Shareholders’ Agreement, require prior approval by FT1CI, may be adversely affected by these veto rights under French law.

5.12.1.9.	Preference Shares

On November 22, 2006, the Supervisory Board decided to authorize us to enter into an option agreement with an independent foundation, Stichting Continuïteit ST (the “Stichting”). This is a common practice used by a majority of publicly traded Dutch companies. Our Managing Board and the Supervisory Board, along with the board of the Stichting, have declared that they are jointly of the opinion that the Stichting is legally independent of our Company and our major shareholders. The Supervisory Board approved this option agreement, entered into on January 22, 2007, with a duration of ten years, to reflect changes in Dutch legal requirements, not in response to any hostile takeover attempt. It provides for the issuance of up to a maximum of 540,000,000 preference shares.

The Stichting would have the option, which it shall exercise in its sole discretion, to take up the preference shares. The preference shares would be issuable in the event of actions considered hostile by our Managing Board and Supervisory Board, such as a creeping acquisition or an unsolicited offer for our common shares, which are unsupported by our Managing Board and Supervisory Board and which the board of the Stichting determines would be contrary to the interests of our Company, our shareholders and our other stakeholders. If the Stichting exercises its call option and acquires preference shares, it must pay at least 25% of the par value of such preference shares. The preference shares may remain outstanding for no longer than two years.

No preference shares have been issued to date. The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control. In addition, any issuance of additional capital within the limits of our authorized share capital, as approved by our shareholders, is subject to approval by the Supervisory Board, other than pursuant to an exercise of the call option granted to the Stitching.

6.	Dividend Policy

We seek to use our available cash in order to develop and enhance our position in the very capital-intensive semiconductor market while at the same time managing our cash resources to reward our shareholders for their investment and trust in us.

Based on our annual results, projected capital requirements as well as business conditions and prospects, the Managing Board proposes each year to the Supervisory Board the allocation of our earnings involving, whenever deemed possible and desirable in line with our objectives and financial situation, the distribution of a cash dividend.

The Supervisory Board, upon the proposal of the Managing Board, decides each year, in accordance with this policy, which portion of the profits shall be retained in reserves to fund future growth or for other purposes and makes a proposal to the shareholders concerning the amount, if any, of the annual cash dividend.

In the past five years, we have paid the following dividends:

•	On May 30, 2012, our shareholders adopted the payment of a cash dividend with respect to the year ended December 31, 2011 of $0.40 per share.

•	On May 3, 2011, our shareholders adopted the payment of a cash dividend with respect to the year ended December 31, 2010 of $0.40 per share.

•	On May 25, 2010, our shareholders adopted the payment of a cash dividend with respect to the year ended December 31, 2009 of $0.28 per share.

•	On May 20, 2009, our shareholders adopted the payment of a cash dividend with respect to the year ended December 31, 2008 of $0.12 per share.

•	On May 14, 2008, our shareholders adopted the payment of a cash dividend with respect to the year ended December 31, 2007 of $0.36 per share.

Future dividends will depend on our accumulated profits, our capacity to generate cash flow, our financial situation, the general economic situation and prospects and any other factors that the Supervisory Board, upon the recommendation of our Managing Board, shall deem important. At our upcoming 2013 annual shareholders’ meeting we will present a slight amendment to our existing dividend policy as a result of our proposal to decide on a semi-annual basis on the payment of a quarterly dividend, if any.

7.	Consolidated financial statements

7.1.	Consolidated income statement

In millions of USD
		Year ended
except per share amount	Notes	December 31, 2012	December 31, 2011
Sales	7.6.26	8,380	9,630
Other revenues	7.6.26	113	105
Total revenues		8,493	9,735
Cost of sales	7.6.28	(6,556)	(6,725)
Gross profit		1,937	3,010
Selling, general and administrative	7.6.28	(1,516)	(1,228)
Research and development	7.6.28	(1,961)	(1,890)
Other income	7.6.29	132	151
Other expenses	7.6.29	(37)	(52)
Impairment on goodwill	7.6.13	(869)	-
Operating profit (loss)		(2,314)	(9)
Realized gain and impairment on available-for-sale investments	7.6.14.1	-	318
Finance income	7.6.30	41	28
Finance costs	7.6.30	(76)	(64)
Loss on convertible debt repurchase	7.6.14	(23)	(31)
Share of profit (loss) of associates and jointly controlled entities and gain on investment divestiture	7.6.10	(24)	(28)
Profit (loss) before income tax		(2,396)	214
Income tax expense	7.6.32	(89)	(161)
Net result		(2,485)	53
Attributable to:
The equity holders of the parent		(1,190)	581
Non-controlling interests		(1,295)	(528)
Net result		(2,485)	53
Earnings per share attributable to the equity holders of the parent
Earnings per share (Basic)	7.6.33	(1.34)	0.66
Earnings per share (Diluted)	7.6.33	(1.34)	0.66
The accompanying notes are an integral part of these consolidated financial statements

7.2.	Consolidated statement of comprehensive income

		Year ended
In millions of USD	Notes	December 31, 2012	December 31, 2011
Net result		(2,485)	53
Other comprehensive income:
Exchange differences on translation of foreign operations and other		51	(100)
Share of other comprehensive income of associates and jointly controlled entities		-	(3)
Cash flow hedges	7.6.31	53	(63)
Income tax effect		(13)	4
Net movement on cash flow hedges		40	(59)
Gain / (loss) on available-for-sale financial assets	7.6.31	6	(33)
Income tax effect		-	1
Net Gain / (loss) on available-for-sale financial assets		6	(32)
Other comprehensive income, net of tax		97	(194)
Total comprehensive income, net of tax		(2,388)	(141)
Attributable to:
The equity holders of the parent		(1,097)	391
Non-controlling interests		(1,291)	(532)
Total comprehensive income, net of tax		(2,388)	(141)
The accompanying notes are an integral part of these consolidated financial statements

7.3.	Consolidated statement of financial position

In millions of USD	Notes	December 31, 2012	December 31, 2011
Assets
Non-current assets
Property, plant and equipment	7.6.11	3,487	3,965
Goodwill	7.6.13	105	971
Intangible assets	7.6.12	1,203	2,042
Investments in associates and jointly controlled entities	7.6.10	106	94
Other non-current financial assets	7.6.14	33	53
Deferred tax assets	7.6.32	503	431
Other non-current assets	7.6.15	542	419
Total non-current assets		5,979	7,975
Current assets
Inventories	7.6.16	1,353	1,531
Trade accounts receivable	7.6.17	1,005	1,046
Other current financial assets	7.6.14	280	418
Other receivable and assets	7.6.18	483	505
Cash and cash equivalents	7.6.19	2,250	1,912
Total current assets		5,371	5,412
Assets held for sale		-	20
Total assets		11,350	13,407
Equity
Equity attributable to the equity holders of the parent		7,357	8,804
Non-controlling interests		(63)	468
Total equity	7.6.21	7,294	9,272
Non-current liabilities
Interest-bearing loans and borrowings	7.6.14	671	841
Employee benefits	7.6.23	348	288
Deferred tax liabilities	7.6.32	189	148
Non-current provisions	7.6.22	206	150
Other non-current liabilities	7.6.24	89	85
Total non-current liabilities		1,503	1,512
Current liabilities
Interest-bearing loans and borrowings – current portion	7.6.14	629	736
Trade accounts payable	7.6.25	797	656
Other payables and accrued liabilities	7.6.25	409	499
Employee benefits – current portion	7.6.23	544	502
Current provisions	7.6.22	112	66
Other current financial liabilities	7.6.14	1	75
Income tax payable	7.6.32	61	89
Total current liabilities		2,553	2,623
Total equity and liabilities		11,350	13,407
The accompanying notes are an integral part of these consolidated financial statements

7.4.	Consolidated statement of changes in equity

For the year ended December 31, 2012

	Notes	Ordinary shares	Capital surplus	Treasury shares	Other reserves	Retained earnings	Equity attributable to the equity holders of the parent	Non- controlling interests	Total equity
As at January 1, 2012		1,156	2,433	(271)	1,457	4,029	8,804	468	9,272
Net result		-	-	-	-	(1,190)	(1,190)	(1,295)	(2,485)
Other comprehensive income, net of tax		-	-	-	110	(17)	93	4	97
Total comprehensive income		-	-	-	110	(1,207)	(1,097)	(1,291)	(2,388)
Employee share award scheme, net of tax	7.6.21.5.	-	-	32	10	(32)	10	-	10
Share conversion option of 2016 Convertible Bonds	7.6.21.6.	-	-	-	(208)	203	(5)	-	(5)
Business combination		-	-	-	-	-	-	-	-
Dividends, 0.40$ per share		-	-	-	-	(355)	(355)	-	(355)
Dividends to non-controlling interests		-	-	-	-	-	-	(5)	(5)
Contribution of Non-Controlling interests		-	-	-	-	-	-	765	765
As at December 31, 2012		1,156	2,433	(239)	1,369	2,638	7,357	(63)	7,294
The accompanying notes are an integral part of these consolidated financial statements

For the year ended December 31, 2011

	Notes	Ordinary shares	Capital surplus	Treasury shares	Other reserves	Retained earnings	Equity attributable to the equity holders of the parent	Non- controlling interests	Total equity
As at January 1, 2011		1,156	2,433	(304)	1,631	3,835	8,751	996	9,747
Net result		-	-	-	-	581	581	(528)	53
Other comprehensive income, net of tax		-	-	-	(190)	-	(190)	(4)	(194)
Total comprehensive income		-	-	-	(190)	581	391	(532)	(141)
Employee share award scheme, net of tax	7.6.21.5.	-	-	33	29	(33)	29	-	29
Share conversion option of 2016 Convertible Bonds	7.6.21.6.	-	-	-	(13)	-	(13)	-	(13)
Business combination		-	-	-	-	-	-	9	9
Dividends, 0.40$ per share		-	-	-	-	(354)	(354)	-	(354)
Dividends to non-controlling interests		-	-	-	-	-	-	(5)	(5)
As at December 31, 2011		1,156	2,433	(271)	1,457	4,029	8,804	468	9,272
The accompanying notes are an integral part of these consolidated financial statements

7.5.	Consolidated statement of cash flows

In millions of USD	Note	December 31, 2012	December 31, 2011
Cash flows from operating activities
Cash generated from operations	7.6.20	1,260	1,551
Interests paid		(27)	(17)
Income tax paid		(51)	(83)
Net cash from operating activities		1,182	1,451
Cash flows from investing activities
Payments for purchases of tangible assets		(451)	(1,258)
Proceeds from matured short-term deposits		-	73
Payments for purchases of available-for-sale financial assets		(450)	(352)
Proceeds from sales of available-for-sale financial assets		630	818
Proceeds from settlement of non-current available-for-sale financial assets		-	350
Investments in intangible and financial assets		(670)	(656)
Restricted cash		-	(95)
Release of restricted cash		3	87
Net proceeds from sale of shares received on investment divestiture		-	195
Payment for business combinations		(1)	(10)
Interests received		14	16
Net cash used in investing activities		(925)	(832)
Cash flows from financing activities
Proceeds from interest-bearing loans and borrowings		854	336
Repurchase of convertible debt		(219)	(422)
Repayment of interest-bearing loans and borrowings		(129)	(116)
Dividends paid to equity holders of the parent company		(355)	(327)
Dividends paid to non-controlling interests		(5)	(5)
Increase in short-term facilities		-	7
Decrease in short-term facilities		(7)	-
Payment for other financing activities		(45)	(28)
Net cash from (used in) financing activities		94	(555)
Effect of changes in exchange rates		(13)	(44)
Net cash increase (decrease)		338	20
Cash and cash equivalents at the beginning of the period		1,912	1,892
Cash and cash equivalents at the end of the period	7.6.19	2,250	1,912
The accompanying notes are an integral part of these consolidated financial statements

7.6.	Notes to the consolidated financial statements

7.6.1.	Corporate information

STMicroelectronics N.V. (the “Company”) is registered in the Netherlands with its corporate seat in Amsterdam, the Netherlands, and address at Schiphol Boulevard 265, 1118 BH Schiphol Airport, the Netherlands. The operational headquarter is managed through STMicroelectronics International N.V., a wholly owned subsidiary of STMicroelectronics N.V. and are located at 39, chemin du Champ des Filles, 1228 Plan-les-Ouates, Geneva, Switzerland.

STMicroelectronics and its subsidiaries (together “the Group”) are a global independent semiconductor group that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (“ICs”) and discrete devices. The Group offers a diversified product portfolio and develops products for a wide range of market applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Within its diversified portfolio, the Group has focused on developing products that leverage its technological strengths in creating customized, system-level solutions with high-growth digital and mixed-signal content.

STMicroelectronics is a publicly traded company, listed on the New York Stock Exchange, on Euronext Paris and on the Borsa Italiana (Italian Stock Exchange).

These consolidated financial statements have been approved by the Supervisory Board on April 22, 2013, for submission to the Annual General Meeting of shareholders.

7.6.2.	Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis, except for available-for-sale financial assets and certain other financial assets and liabilities (including derivative financial instruments) that have been measured at fair value. The consolidated financial statements are presented in dollars of the United States of America and all values are rounded to the nearest million (USD million) except when otherwise stated. Under Article 35 of the Group’s Articles of Association, the financial year extends from January 1 to December 31, which is the period-end of each fiscal year.

7.6.3.	Statement of compliance

These consolidated financial statements are prepared for Dutch statutory purposes, in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union. In accordance with Article 402, Title 9, Book 2 of the Dutch Civil Code STMicroelectronics N.V.’s corporate income statement is presented in abbreviated form.

7.6.4.	Basis of consolidation

The consolidated financial statements comprise the financial statements of STMicroelectronics N.V. and its subsidiaries as at December 31, 2012.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control and continue to be consolidated until the date that such control ceases. If the Group loses control over a subsidiary, it:

•	Derecognizes the assets (including goodwill) and liabilities of the subsidiary

•	Derecognizes the amount of any non-controlling interest

•	Derecognizes the cumulative translation differences, recorded in equity

•	Recognizes the fair value of the consideration received

•	Recognizes the fair value of any investment retained

•	Recognizes any surplus or deficit in profit or loss

•	Reclassifies the parent’s share of components previously recognized in other comprehensive income to profit or loss

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, income and expenses and unrealized gains and losses resulting from intra-group transactions are fully eliminated.

Non-controlling interest is the share of equity in a subsidiary not attributable, directly or indirectly to the parent company. Non-controlling interests are presented separately in the consolidated income statement and within equity in the consolidated statement of financial position, separately from the equity of the owners of the parent. Changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

Associates include all entities over which the Group has a significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. These investments are accounted for by the equity method of accounting and are initially recognized at cost. They are presented in the consolidated statement of financial position on the line “Investments in associates”.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates are consistent with the policies adopted by the Group.

7.6.5.	Changes in accounting policies

The accounting policies adopted are consistent with those of the previous financial year except for the following new amended standard effective as of January 1, 2012:

•
IFRS 7 Financial Instruments: Disclosures (amendment) — Enhanced Derecognition Disclosure Requirements: The amendment requires additional disclosure about financial assets that have been transferred but not derecognized to enable the user of the Group’s financial statements to understand the relationship with those assets that have not been derecognized and their associated liabilities. In addition, the amendment requires disclosures about continuing involvement in derecognized assets to enable the user to evaluate the nature of, and risks associated with, the entity’s continuing involvement in those derecognized assets. The amendment was endorsed by the European Union in November 2011, with effective date January 1, 2012. The amendment could have an impact on disclosure but no impact on the Group’s financial position or performance.

7.6.6.	Standards issued but not yet effective

Standards issued but not yet effective up to the date of issuance of the Group’s financial statements are listed below. This listing of new or amended standards and interpretations issued are those that the Group reasonably expects to have an impact on disclosures, financial position or performance when applied at a future date. The Group intends to adopt these standards when they become effective.

IAS 12 Income taxes (amendment) — The IASB issued an amendment to IAS 12 to introduce an exception to the existing principle for the measurement of deferred tax assets or liabilities arising on investment property measured at fair value by adding the rebuttable presumption that investment property measured at fair value is recovered entirely by sale. The amended standard was endorsed by the European Union in December 2012 with effective date January 1, 2013. The Group expects the amendment will have no effect on the financial position or performance of the Group because the Group does not hold any investment property measured at fair value.

IAS 1 Financial Statement Presentation (amendment) — Presentation of Items of Other Comprehensive Income: The amendments to IAS 1 change the grouping of items presented in OCI. Items that could be reclassified (or ‘recycled’) to profit or loss at a future point in time (for example, upon derecognition or settlement) would be presented separately from items that will never be reclassified. The amended standard was endorsed by the European Union in 2012, with effective date January 1, 2013. The amendment affects presentation only and has therefore no impact on the Group’s financial position or performance.

IAS 32 Financial Instruments: Presentation (amendment) and IFRS 7 Financial Instruments: Disclosures (amendment) — Offsetting Financial Assets and Financial Liabilities: The amendments to IAS 32 and IFRS 7 clarify some of the requirements for offsetting financial assets and financial liabilities on the statement of financial position, without changing the current offsetting model in IAS 32, and require more extensive disclosures on quantitative information about recognized financial instruments that are offset in the statement of financial position, as well as those subject to master netting or similar arrangements irrespective of whether they are offset. The amended standards were endorsed by the European Union in 2012. The effective date of amended IFRS 7 is January 1, 2013 while the effective date of amended IAS 32 is January 1, 2014, with early adoption permitted. The amendments primarily affect presentation and disclosures only and have therefore no impact on the Group’s financial position or performance.

IAS 19 Employee Benefits (as revised in 2012): IAS 19 was revised in 2012. The application of the revised IAS 19 (IAS 19R) will be compulsory for reporting periods starting on or after January 1, 2013. Early adoption of IAS 19R is allowed, however the Group has opted to adopt IAS 19R for the reporting period starting on January 1, 2013. The main consequence is that IAS 19R prohibits the delayed recognition of actuarial gains and losses. IAS 19 allowed deferred recognition of actuarial gains and losses using the “corridor approach”. IAS 19R requires that actuarial gains and losses are recognized immediately in other comprehensive income. The first application of IAS 19R on January 1, 2013 will result, for the establishment of the 2013 financial accounts, on an opening balance sheet adjustment totaling $194 million due to the recognition of all the unrecognized items (actuarial gains and losses and past service cost as at January 1, 2013) in retained earnings.

IFRS 9 Financial Instruments: Classification and Measurement: IFRS 9 as issued reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard is effective for annual periods beginning on or after January 1, 2015. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Group’s financial assets, but will potentially have no impact on classification and measurements of financial liabilities. The standard has not yet been endorsed by the European Union. The Group will quantify the effect in conjunction with the other phases, when issued, to present a comprehensive picture.

IFRS 10 Consolidated Financial Statements: IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also includes the issues raised in SIC-12 Consolidation — Special Purpose Entities. IFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by IFRS 10 will require management to exercise significant judgment to determine which entities are controlled, and therefore, are required to be consolidated by a parent, compared with the requirements that were in IAS 27. The standard was endorsed by the European Union in 2012, with effective date January 1, 2014. Early adoption is permitted. The Group has decided to adopt the new standard as at January 1, 2013, and is currently assessing IFRS 10’s full impact.

IFRS 11 Joint Arrangements: IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities — Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method. The standard was endorsed by the European Union in 2012, with effective date January 1, 2014. Early adoption is permitted. The Group has decided to adopt the new standard as at January 1, 2013. The Standard will have no significant impact since JCEs will continue to be accounted for under the equity method.

IFRS 12 Disclosure of Involvement with Other Entities: IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. A number of new disclosures are also required. The standard was endorsed by the European Union in 2012, with effective date January 1, 2014. Early adoption is permitted. The Group has decided to adopt the new standard as at January 1, 2013. The amendments affect disclosures only and will therefore have no impact on the Group’s financial position or performance.

IFRS 13 Fair Value Measurement: IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The standard was endorsed by the European Union in 2012, with effective date January 1, 2013. Early adoption is permitted. The Group has decided to adopt the new standard as at January 1, 2013. The Group has assessed the impact of early adoption and has concluded that the standard will have no impact on its financial position and performance.

IAS 27 Separate Financial Statements (as revised in 2011): As a consequence of the new IFRS 10 and IFRS 12, what remains of IAS 27 is limited to accounting for subsidiaries, jointly controlled entities, and associates in separate financial statements. The standard was endorsed by the European Union in 2012, with effective date January 1, 2014. Early adoption is permitted. The Group has decided to adopt the new standard as at January 1, 2013.

IAS 28 Investments in Associates and Joint Ventures (as revised in 2011): As a consequence of the new IFRS 11 and IFRS 12, IAS 28 has been renamed IAS 28 Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in addition to associates. The standard was endorsed by the European Union in 2012, with effective date January 1, 2014. Early adoption is permitted. The Group has decided to adopt the new standard as at January 1, 2013.

Improvements to IFRSs (May 2012) – In May 2012, the IASB issued Annual Improvements 2009-2011 cycle, a collection of amendments to its standards, primarily with a view to responding to issues addressed during the project cycle that began in 2009. These amendments have not been endorsed by the European Union yet. The Group does not expect these amendments will have material changes to its accounting policies, financial position or performance.

¡
IFRS 1 First-time adoption of IFRS: The amendments to this standard clarify (i) that an entity may apply IFRS 1 more than once under certain circumstances; (ii) an entity can choose to adopt IAS 23 Borrowing Costs, either from its date of transition or from an earlier date; (iii) a first-time adopter should provide the supporting notes for all statements presented.

¡	IAS 1 Financial Statement Presentation: The amendment to this standard clarifies the disclosure requirements for comparative information when an entity provides a third balance sheet.

¡
IAS 16 Property, Plant and Equipment: The amendment clarifies that spare parts and servicing equipment are classified as property, plant and equipment rather than inventory when they meet the definition of property, plant and equipment.

¡	IAS 32 Financial Instruments: Presentation: The amendment clarifies the treatment of income tax relating to distributions and transactions costs.

¡	IAS 34 Interim Financial Reporting: The amendment clarifies the disclosure requirements for segment assets and liabilities in interim financial statements.

The following amended standards and interpretations, endorsed by the European Union in 2012, are not applicable to the accounting policies, financial position or performance of the Group:

•	IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

•	IFRS 1 First-time adoption of IFRS (amendment) — Exemption for Severe Hyperinflation And Removal Of Fixed Dates

•	IFRS 1 First-time adoption of IFRS (amendment) — Government Loans

7.6.7.	Summary of significant accounting policies

7.6.7.1.	Business combinations and goodwill

The Group accounts for business combinations in accordance with IFRS 3, using the acquisition method. The consideration transferred in a business combination (including any contingent consideration) is measured at fair value.

Each identifiable asset and liability is measured at its acquisition-date fair value. Only components of non-controlling interests that constitute a present ownership interest that entitles their holder to a proportionate share of the entity’s net assets in the event of liquidation are measured at either fair value or at the present ownership instruments’ proportionate share of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at their acquisition date fair value.

Goodwill arises when there is a positive difference between:

•
the aggregate of consideration transferred, any non-controlling interest in the acquiree and, in a business combination achieved in stages, the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree; and

•	the net identifiable assets acquired.

Goodwill is initially recorded at cost. If the acquirer has made a gain from a bargain purchase that gain is recognized in the income statement.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group cash generating units (“CGU”) that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

The impairment test determines whether the recoverable amount of each cash-generating unit, which is the higher of its assets’ fair value less cost to sell and its value in use, is lower than its total carrying amount. If lower, an impairment loss is recognized for the excess of the carrying amount over the recoverable amount. If the impairment loss exceeds the book value of goodwill, allocation is made on a pro rata basis over the remaining assets of the CGU. In determining the value in use of a cash-generating unit, the Group usually estimates the expected discounted future cash flows associated with the unit. Significant management judgments and estimates are used in forecasting the future discounted cash flows, including: the applicable industry’s sales volume forecast and selling price evolution, the cash-generating unit’s market penetration, the market acceptance of certain new technologies, relevant cost structure, the discount rates applied are based on various scenarios incorporating a weighted average cost of capital and the perpetuity rates used in calculating cash flow terminal values.

7.6.7.2.	Investments in associates and jointly controlled entities

The Group’s investment in its associates and its jointly controlled entities is accounted for using the equity method. An associate is an entity in which the Group has significant influence. A jointly controlled entity is an entity whereby the partners have a contractual arrangement that establishes joint control over the economic activities of the entity. The agreement requires unanimous agreement for financial and operating decisions among the partners.

Under the equity method, the investment in the associate or in the jointly controlled entity is carried in the statement of financial position at cost plus post acquisition changes in the Group’s share of net assets of the associate or jointly controlled entity. Goodwill relating to the associate or jointly controlled entity is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

The income statement reflects the share of the result of operations of the associate or jointly controlled entity. Where there has been a change recognized directly in the equity of the associate or jointly controlled entity, the Group recognizes its share of any changes and discloses this, when applicable, in the statement of changes in equity or other comprehensive income. Unrealized gains and losses resulting from transactions between the Group and the associates or jointly controlled entities are eliminated to the extent of the interest in the associate.

The share of profit of associates is shown on the face of the income statement on the line “Share of profit (loss) of associates and jointly controlled entities and gain on investment divestiture”. This is the profit attributable to equity holders of the associate or jointly controlled entity and therefore is profit after tax and non-controlling interests in the subsidiaries of the associate or jointly controlled entity.

The financial statements of the associate or jointly controlled entity are prepared for the same reporting period as the parent company or with not more than a quarter-lag if the associate or jointly controlled entity cannot prepare financial statements in a timing compliant with the closing timeframe of the Group. Where necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognize an additional impairment loss on the Group’s investment in its associates or on the Group’s interest in its jointly controlled entities. The Group determines at each reporting date whether there is any objective evidence that the investment in the associate or jointly controlled entity is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate or jointly controlled entity and its carrying value and recognizes the amount in the income statement. To the extent that the recoverable amount of an investment in an associate or jointly controlled entity subsequently increases, the Group reverses the impairment previously recorded.

Upon loss of significant influence over the associate, the Group measures and recognizes any retaining investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retaining investment and proceeds from disposal is recognized in the income statement.

Upon loss of joint control the Group measures and recognizes its remaining investment at its fair value. Any differences between the carrying amount of the former jointly controlled entity upon loss of joint control and the fair value of the remaining investment and proceeds from disposal are recognized in the income statement. When the remaining investment constitutes significant influence, it is accounted for as an investment in an associate.

7.6.7.3.	Foreign currency translation

The U.S. dollar is the functional currency for the Company and the presentation currency for the Group, which is the currency of the primary economic environment in which the Group operates. The worldwide semiconductor industry uses the U.S. dollar as a currency of reference for actual pricing in the market. Furthermore, the majority of the Group’s transactions are denominated in U.S. dollars, and revenues from external sales in U.S. dollars largely exceed revenues in any other currency. However, non-dollar labor costs are concentrated primarily in the countries of the Euro zone.

The functional currency of each subsidiary throughout the Group is either the local currency or the US dollar, determined on the basis of the economic environment in which each subsidiary operates. For consolidation purposes, assets and liabilities included in the financial statement of the Group’s subsidiaries having the local currency as functional currency are translated at current rates of exchange at the reporting date. Income and expense items and cash flow items are translated at the monthly exchange rate in which they are recognized, since they approximate the applicable spot rate. This has been determined to be an adequate reflection of average exchange rate of the period. The currency translation adjustments (“CTA”) generated by the conversion of the financial position and results of operations from local functional currencies are reported as a component of “Other reserves” in the consolidated statement of changes in equity.

Assets, liabilities, revenues, expenses, gains or losses arising from transactions denominated in foreign currency are recorded in the functional currency of the recording entity at the exchange rate during the month of the transaction. At each reporting date, balances denominated in a currency other than the recording entity’s functional currency are re-measured into the functional currency at the exchange rate prevailing at the reporting date. The related exchange gains and losses are recorded in the consolidated income statement as “Other income” or “Other expenses”.

Changes in the fair value of monetary securities denominated in foreign currency and classified as available-for-sale are distinguished between transaction and translation differences. Transaction differences related to changes in amortized cost are recognized in the consolidated income statement as finance cost or finance income below operating income, and the translation difference resulting from the fair value changes in carrying amount are recognized in the available-for-sale reserve in equity.

Translation differences on non-monetary financial assets and liabilities such as equity securities at fair value through profit or loss are recognized in the consolidated income statement as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available for sale are included in the available-for-sale reserve in equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the transaction closing rate.

7.6.7.4.	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable from the sale of goods and services, net of value-added tax, rebates and discounts and after eliminating intercompany sales within the Group. Revenue is recognized as follows:

Sales

Revenue from the sale of products is recognized upon transfer of significant risks and rewards of ownership to the customer, assuming that the revenue to be recognized can be measured reliably and it is probable that economic benefits will flow to the Group. Based on the standard shipping terms applied this usually occurs at the time of shipment.

Consistent with standard business practice in the semiconductor industry, price protection is granted to distribution customers on their existing inventory of the Group’s products to compensate them for declines in market prices. The ultimate decision to authorize a distributor refund remains fully within the control of the Group. The Group records the accrued amounts as a reduction of revenue at the time of the sale.

The Group’s customers occasionally return the Group’s products for technical reasons. The Group’s standard terms and conditions of sale provide that if the Group determines that products are non-conforming, the Group will repair or replace the non-conforming products, or issue a credit or rebate of the purchase price. Quality returns are not related to any technological obsolescence issues and are identified shortly after sale in customer quality control testing. Quality returns are usually associated with end-user customers, not with distribution channels. The Group provides for such returns when they are considered probable and can be reasonably estimated. The Group records the accrued amounts as a reduction of revenue.

The Group records a provision for warranty costs as a charge against cost of sales, based on historical trends of warranty costs incurred as a percentage of sales, which management has determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period.

Distribution costs are recorded in “cost of sales”.

Revenue recognition from the rendering of services that can be measured reliably is based on the stage of completion of the transaction at the reporting date.

While the majority of the Group’s sales agreements contain standard terms and conditions, the Group may, from time to time, enter into agreements that contain multiple elements or non-standard terms and conditions, which require revenue recognition judgments. Revenues from contracts with multiple-element arrangements are recognized as the revenue for each unit of accounting is earned based on the relative fair value of each unit of accounting as determined by internal or third-party analyses of market-based prices. A delivered element is considered a separate unit of accounting if it has a value to the customer on a standalone basis, there is objective and reliable evidence of the fair value of the undelivered elements in the arrangement, and delivery or performance of undelivered elements in the arrangement is considered probable and substantially under the Group’s control. If these criteria are not met, revenue for the arrangement as a whole is accounted for a single unit of accounting in accordance with the criteria described in the preceding paragraphs.

Other revenues

Other revenues primarily consist of license revenue and patent royalty income, which are recognized ratably over the term of the agreements, sale of scrap materials and manufacturing by-products. Other revenues also include, from time to time, sales of technology license bundled with support over a defined time period. This kind of arrangements is a multiple-element arrangement and is accounted for according to the policy described in the preceding paragraph.

7.6.7.5.	Other significant categories of income

Fundings

Fundings received by the Group are mainly from governmental agencies. Income is recorded when all qualifying expenditures have been incurred and the Group has obtained sufficient evidence from the relevant authorities that the credit will be granted. The Group’s primary sources for government funding are French, Italian and other European Union (“EU”) governmental entities, and Singapore agencies. Such funding is generally provided to encourage research and development activities, industrialization and local economic development. The EU has developed model contracts for research and development funding that requires beneficiaries to disclose the results to third parties on reasonable terms. The conditions for receipt of government funding may include eligibility restrictions, approval by EU authorities, annual budget appropriations, compliance with European Commission regulations, as well as specifications regarding objectives and results. Certain specific contracts contain obligations to maintain a minimum level of employment and investment during a certain period of time. There could be penalties if these objectives are not fulfilled. Other contracts contain penalties for late deliveries or for breach of contract, which may result in repayment obligations.

In accordance with the Group’s revenue recognition policy, funding related to these contracts is recorded when the conditions required by the contracts are met. The Group’s funding programs are classified under three general categories: funding for research and development activities, capital investment, and loans.

Funding for research and development activities

Funding for research and development activities is the most common form of funding that the Group receives. Public funding for such activities is recorded as “Other income” in the Group’s consolidated income statement. Public funding is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions are met. The majority of this public funding is not received for development projects recognized by the Group as intangible assets, in which case the Group would have recognized such funding as a reduction of the corresponding intangible assets.

The Group receives certain specific project-related research tax credits (“Credit Impôt Recherche”) in its tax jurisdictions. Such credits can be recovered through the reduction of income tax to be paid for the year. Nevertheless, the Group is entitled to receive cash for such credit even if no income tax is expected to be paid. The Group recognizes these credits as long-term or short-term receivables depending on the expected time of collection. These credits are deducted from “Research and development” in the consolidated income statement. The Group considers the tax credits received from French tax authorities as government grant based on the fact that the credit is granted independently from tax payments of the Group.

Capital investments

Capital investment funding is recorded as a reduction of “Property, plant and equipment” and is recognized in the Group’s consolidated income statement according to the depreciation charges of the funded assets during their useful lives. The Group also received capital funding in Italy, which is recovered through the reduction of various government liabilities, including income taxes, value-added tax and employee-related social charges.

When the funding has been classified as long-term receivable, it is reflected in the statement of financial position at its discounted net present value. The subsequent accretion of the discount is recorded as non-operating profit in “Finance income”.

Loans

The Group receives certain loans from public sources, related to R&D and capital investment projects, at preferential interest rates. The loans are measured and recognized in accordance with IAS 39. The benefit calculated as the difference between the initial carrying amount of the loans determined in accordance with IAS 39 and the proceeds received is recognized in accordance with the policy described in the preceding paragraphs.

Finance income

Interest income is recognized on a time-proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flows discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income.

7.6.7.6.	Research and development

Research and development expenditures include costs incurred by the Group, the Group’s share of costs incurred by other research and development interest groups and costs associated with co-development contracts. Research costs are expensed as incurred and are presented net of French research tax credits.

Expenditures incurred on development projects, mainly related to the design and testing of new or improved products are recognized as intangible assets when it is probable that the project will be a success considering its economic profitability and technological feasibility, and costs can be measured reliably. Research and tax credits are also recognized as a reduction of intangible assets for the portion that can be reliably allocated to development projects. Development expenditures recognized as assets are amortized, when in use, over their estimated useful lives, not exceeding three years (Refer to note 7.6.7.11. Intangible assets). Other development costs are expensed as incurred. Development costs recognized as an expense are not recognized as an asset in a subsequent period. Amortization expenses recognized on capitalized development costs are recorded as cost of sales. Amortization expenses on technologies and licenses purchased by the Group from third parties or acquired in a business combination to facilitate the Group’s research are recorded as research and development expenses.

An impairment test is performed whenever a triggering event questions the future recoverability, or at least annually, for the capitalized development projects still not in use. A loss is recognized in the consolidated income statement for the amount by which the asset’s carrying amount exceeds its recoverable amount. Write-offs and impairment expenses recognized on capitalized development costs are recorded as cost of sales.

7.6.7.7.	Income taxes

Income tax expense represents the income taxes expected to be paid or the benefit expected to be received related to the current year income or loss in each individual tax jurisdiction. Items recognized in other comprehensive income or directly in equity are recognized net of tax. Income tax expense for specific tax assessments are also estimated and recorded when an additional tax payment is determined probable. Deferred tax assets and liabilities are recorded, using the liability method, for temporary differences arising between the tax and book bases of assets and liabilities and for the benefits of tax credits and operating loss carry-forwards. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates and laws that have been enacted or substantively enacted by the reporting date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

The Group provides deferred income taxes on temporary differences arising on investments in subsidiaries and associates when it is probable that the temporary difference will reverse in the foreseeable future, and if reversed, will be subject to tax.

The Group receives certain research tax credits in some of its jurisdictions. Except for the French tax credits granted after 2008, these research tax credits are deemed to benefit the income tax.

Income taxes are recognized in the cash flows from operating activities in the consolidated statement of cash flows.

7.6.7.8.	Earnings per share

Basic earnings per share are computed by dividing net result attributable to the equity holders of the parent by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are computed using the treasury stock method by dividing net profit (adding-back interest expense, net of tax effects, related to convertible debt if determined to be dilutive) by the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. The weighted average shares used to compute diluted earnings per share include the incremental shares of ordinary shares relating to stock options granted, non-vested shares and convertible debt to the extent such incremental shares are dilutive. Non vested shares with performance conditions are included in the computation of diluted earnings per share if their conditions have been satisfied at the reporting date and if the awards are dilutive. If all the conditions have not been satisfied by the end of the period, the number of contingently issuable shares included in the diluted earnings per share calculation is based on the number of shares that would be issuable if the end of the period were the end of the contingency period.

7.6.7.9.	Cash and cash equivalents

Cash and cash equivalents represents cash on hand, deposits at call with banks, highly liquid investments purchased with an original maturity of ninety days or less. Bank overdrafts are not netted against cash and cash equivalents and are shown as part of current liabilities on the consolidated statement of financial position. Restricted cash includes collateral deposits used as security under arrangements for certain hedging transactions or financing of certain entities.

7.6.7.10.	Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on the Group’s manufacturing performance. In the case of underutilization of manufacturing facilities, the costs associated with the excess capacity are not included in the valuation of inventories but charged directly to cost of sales. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable costs to sell.

As described in Note 7.6.7.15, the Group hedges a portion of its Euro-denominated front-end manufacturing costs of semi-finished goods as well as certain Singapore dollar-denominated forecasted transactions. The Group does not adjust the initial carrying amount of inventory by the cumulative amount of the hedging instrument fair value changes recorded as other comprehensive income in other reserves for settled hedging transactions. This component of other comprehensive income is reclassified into earnings when inventory is sold.

The Group performs on a continuous basis inventory write-off of products, which have the characteristics of slow-moving, old production date and technical obsolescence. Additionally, the Group evaluates its product inventory to identify obsolete or slow-selling stock by computing any excess inventory based on the previous period sales, orders’ backlog and production plans. Inventory associated with obsolete or uncommitted inventory is expensed to cost of sales.

7.6.7.11.	Intangible assets with finite useful lives

Intangible assets acquired separately are recognized at cost and include technologies and licenses purchased from third parties and purchased software.

The cost of intangible assets acquired in a business combination such as customer relationships and in-process research & development is the acquisition-date fair value.

Internally generated intangible assets, including internally developed software that meet all capitalization criteria as defined in IAS 38 are capitalized and subject to amortization. Expenditures incurred on all other research and development activities are reflected in the consolidated income statement in the year in which the expenditure is incurred.

The carrying value of intangible assets with finite useful lives is assessed for impairment whenever there is an indication that intangible assets may be impaired. An impairment loss is recognized in the consolidated income statement for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell and value in use. In determining recoverability, the Group usually estimates the fair value based on the projected discounted future cash flows associated with the intangible assets and compares this to their carrying value.

Intangible assets with finite lives are amortized over their useful economic lives. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end. Amortization is computed using the straight-line method over their estimated useful lives.

The capitalization of costs for internally generated software developed for the Group’s internal use begins when the preliminary project stage is completed and when the Group, implicitly or explicitly, authorizes and commits to funding a computer software project since it will be probable that the project will be completed and will be used to perform the function intended.

Expenditures incurred on development projects, mainly related to the design and testing of new or improved products, are recognized as intangible assets net of any research tax credit attributable to the specific projects when the Group can demonstrate all of the following:

•	the technical feasibility of completing the item under development so that it will be available for use or sale;

•	its intention to complete the item under development and ability to use it or sell it;

•	how the item under development will generate probable future economic benefits;

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the item under development; and

•	its ability to measure reliably the expenditures attributable to the project during its development.

Development costs are amortized, when the development is complete, on a straight-line basis over the period of their expected benefits, not exceeding three years.

A summary of the policies applied to the Group’s intangible assets is as follows:

	Technologies & licenses	Purchased software	Internally developed software	Development costs	Customer relationships
Useful lives	Finite	Finite	Finite	Finite	Finite
Amortization method used	Straight line basis over estimated useful life / 3-7 years	Straight line basis over estimated useful life / 3-4 years	Straight line basis over estimated useful life / Max 4 years	Straight line basis over estimated useful life / Max 3 years	Straight line basis over estimated useful life / 4-12 years
Internally generated or acquired	Acquired	Acquired	Internally generated	Internally generated	Acquired

7.6.7.12.	Property, plant and equipment

Property, plant and equipment are stated at historical cost, net of government fundings, accumulated depreciation and/or impairment losses, if any. Major additions and improvements are capitalized as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably; minor replacements and repairs are charged to the consolidated income statement.

Land is not depreciated. Depreciation on fixed assets is computed using the straight-line method over the following estimated useful lives:

Nature of tangible asset	Estimated useful life
Buildings	33	years
Facilities & leasehold improvements	5-10	years
Machinery and equipment	3-10	years
Computer and R&D equipment	3-6	years
Other	2-5	years

The Group evaluates in each period whether there is a reason to suspect that tangible assets or groups of assets might not be recoverable. Several impairment indicators exist for making this assessment such as restructuring initiatives or significant changes in the technological, market, economic or legal environment in which the Group operates or in the market to which the asset is dedicated, or available evidence of obsolescence of the asset, or indication that its economic performance is, or will be, worse than expected. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). An impairment loss is recognized in the consolidated income statement for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. The fair value is normally estimated by the Group based on independent market appraisals or using discounted cash-flow procedures. The Group makes maximum use of market inputs and minimizes the use of unobservable inputs when measuring fair value.

The value in use corresponds to the sum of discounted future cash flows to be derived from the particular asset, using market assumptions such as the utilization of the Group’s fabrication facilities and their continuous technological competitiveness, change in the selling price and the adoption of new technologies. The Group also evaluates, and adjusts if appropriate, the assets’ useful lives, at each reporting date or when impairment indicators exist. Assets classified as held for sale are reflected at the lower of their carrying amount or fair value less costs to sell and are not depreciated during the selling period. Costs to sell include incremental direct costs to transact the sale that would not have been incurred except for the decision to sell.

When property, plant and equipment are retired or otherwise disposed of, the net book value of the assets is removed from the Group’s books and the net gain or loss is included in “Other income” or “Other expenses” in the consolidated income statement.

A manufacturing line is composed of several individual equipments which are individually recorded, depreciated and disposed of if needed.

Leasing agreements in which a significant portion of the risks and rewards of ownership are retained by the Group are classified as finance leases. These leases are included in “property, plant and equipment” at the lower of fair value and present value of minimum lease term payments. They are depreciated over the shorter of the estimated useful life or the lease term. Leasing agreements classified as operating leases are arrangements in which the lessor retains a significant portion of the risks and rewards of ownership of the leased asset. Payments made under operating leases are charged to the consolidated income statement on a straight-line basis over the period of the lease.

Borrowing costs incurred for the construction of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed.

7.6.7.13.	Financial Assets

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the assets were acquired. The Group determines the classification of its financial assets at initial recognition. The Group did not hold at December 31, 2012 and December 31, 2011 any asset classified as held-to-maturity.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are trading financial assets. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Assets in this category are classified as current assets when they are expected to be realized within twelve months of the reporting date. This category also includes trading derivatives including foreign currency forward contracts and currency options.

Gains and losses arising from changes in the fair value of the financial assets carried at fair value through profit or loss are presented in the consolidated income statement within “Other income” or “Other expenses” in the period in which they arise, when the transactions for such instruments is related to the Group’s operating activities. Gains and losses arising from changes in fair value of financial assets not related to the operating activities of the Group, are presented within “Finance income” and “Finance costs” in the consolidated income statement.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than twelve months after the reporting date, which are classified as non-current assets. Loans and receivables are classified in the consolidated statement of financial position as trade accounts receivable, other receivables and long-term loans and receivables and cash and cash equivalents.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within twelve months after the reporting date.

Regular purchases and sales of financial assets are recognized on the trade date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss, are initially recognized at fair value, and transaction costs are expensed in the consolidated income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortized cost using the effective interest method.

Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognized as other comprehensive income in the available-for-sale reserve until the investment is derecognized.

When securities classified as available-for-sale are sold, the accumulated fair value adjustments recognized in equity are included in the consolidated income statement.

The fair values of quoted investments are based on current market prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models and reference indexes, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

The Group assesses at each reporting date whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss is removed from equity and recognized in the consolidated income statement. Impairment losses recognized in the consolidated income statement on equity securities are not reversed through the consolidated income statement if the security recovers its value prior to disposal.

In the case of debt instruments classified as available-for-sale, impairment is assessed based on the same criteria as financial assets carried at amortized cost. However, the amount recorded for impairment is the cumulative loss measured as the difference between the amortized cost and the current fair value, less any impairment loss on that investment previously recognized in the income statement. Future interest income continues to be accrued based on the reduced carrying amount of the asset and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of finance income. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the income statement, the impairment loss is reversed through the income statement.

7.6.7.14.	Trade accounts receivable

The accounts receivable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial restructuring, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of provision is the difference between the asset’s carrying amount and the present value of the estimated cash flows, discounted at the effective interest rate. The carrying amount of the asset is reduced through the use of an impairment account, and the amount of the loss is recognized in the consolidated income statement as “Selling, general and administrative”. When a trade receivable is uncollectible, it is written-off against the impairment account for trade receivable. Subsequent recoveries of amounts previously written off are credited against “selling, general and administrative” in the consolidated income statement.

In the event of sales of receivables and factoring, the Group derecognizes the receivables and accounts for them as a sale only to the extent that the receivables have been transferred outside the consolidated group and the Group has transferred substantially all risks and rewards of ownership of the receivables.

7.6.7.15.	Derivative financial instruments and hedging activities

Derivative financial instruments are classified as trading financial instruments unless they are designated as effective hedging instruments. All derivatives are carried as assets when the fair values are positive and as liabilities when the fair values are negative.

Derivative financial instruments held-for-trading

The worldwide operations of the Group lead to an exposure to adverse movements in foreign currency exchange rate. The Group enters into foreign currency forward contracts and currency options to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Group’s subsidiaries. In addition forward contracts and currency options are also used by the Group to reduce its exposure to U.S. dollar fluctuations in Euro-denominated and Swedish Krona-denominated forecast intercompany transactions that cover a large part of research and development expenditures and certain corporate expenses incurred on STMicroelectronics’ behalf by subsidiaries. These intercompany transactions are not closely linked to ultimate transactions with third parties. These instruments do not qualify as hedging instruments under the requirements of IAS 39.

The trading derivative financial instruments are initially recorded at fair value. Subsequent to initial recognition, these instruments are remeasured at fair value. Fair value adjustments and realized gains and losses are recognized in the consolidated income statement on the line “other income” or “other expenses” with the exception of fair value movements of derivative financial instruments not directly related to the operations of the Group, whereby the movements are reported within “Finance income” or “Finance costs”.

Trading derivative financial instruments

These instruments include notably forward currency contracts and currency options, including collars, which are entered into by the Group to hedge its risks associated with foreign currency fluctuations.

For the purpose of hedge accounting, the hedging transactions are classified as cash flow hedge, when they hedge exposure to variability in cash flows of highly probable forecasted transactions.

The following criteria must be in place before the Group will use hedge accounting:

•	Formal documentation of the hedging instrument, hedged item, hedging objective, strategy and relationship is prepared before hedge accounting is applied

•
The hedge is documented at inception showing that it is expected to be highly effective in offsetting the risk in the hedged item throughout the reporting period and the hedge is effective on an ongoing basis

•
For a cash flow hedge, a forecast transaction that is the subject of the hedge must be highly probable and must present an exposure to variations in cash flows that could ultimately affect the consolidated income statement.

Cash flow hedge

To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Group also hedges a portion of its Euro-denominated forecasted intercompany purchases of products whose underlying front-end manufacturing production costs of semi-finished goods are incurred in euros, since these transactions are considered highly probable to occur and are closely linked to ultimate transactions with third parties. Additionally the Group hedges certain Singapore dollar-denominated manufacturing forecast transactions.

Such derivatives financial instruments are initially recognized at fair value on the date on which the derivative contract is entered into. The effective portion of the gain or loss on the hedging instrument is recognized in other comprehensive income, while the ineffective portion is recognized in the consolidated income statement. Amounts taken to equity are transferred to the consolidated income statement when the hedged transaction affects the income statement.

If the forecast transaction is no longer expected to occur, amounts previously recognized in equity are transferred to the consolidated income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or roll-over, or if its designation as a hedge is revoked, amounts previously recognized in equity remain in equity until the forecast transaction occurs.

7.6.7.16.	Non-current assets held for sale

Non-current assets and disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Property, plant and equipment and intangible assets once classified as held for sale are not depreciated or amortized.

7.6.7.17.	Employee benefits

Pension obligations

The Group sponsors various pension schemes for its employees. These schemes conform to local regulations and practices of the countries in which the Group operates. Such plans include both defined benefit and defined contribution plans. For defined benefit pension plans, the liability recognized in the consolidated statement of financial position is the present value of the defined benefit obligation at the reporting date less the fair value of plan assets, together with adjustments for unrecognized actuarial gains and losses and past service costs. Significant estimates are used in determining the assumptions incorporated in the calculation of the pension obligations, which is supported by input from independent actuaries. The defined benefit obligation is calculated annually with the assistance of independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are charged or credited to profit or loss over the employees’ expected average remaining working lives. Past service costs are recognized immediately in profit or loss, unless the changes to the pension scheme are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortized on a straight-line basis over the vesting period. The net pension cost of the year is determined based on the assumptions used at the end of the previous year.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Other long-term employee benefits

The Group provides long-term employee benefits such as seniority awards in certain countries. The entitlement to these benefits is usually conditional on the employee completing a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology similar to that for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments, and changes in actuarial assumptions, are charged or credited to profit or loss in the period of change. These obligations are valued annually with the assistance of independent qualified actuaries.

Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as an offer made to encourage voluntary redundancy. Benefits falling due more than twelve months after the reporting date are discounted to present value. In the case of an offer made to encourage voluntary redundancy, the Group bases the measurement of termination benefits on the number of employees expected to accept the offer.

Profit-sharing and bonus plans

The Group recognizes a liability and an expense for bonuses and profit-sharing plans when it is contractually obliged or where there is a past practice that has created a constructive obligation.

Share-based compensation

All the share plans of the Group are equity settled.

The fair value of the employee services received in exchange for the grant of share-based awards is recognized as an expense and as a corresponding increase in shareholders’ equity. The total amount to be expensed over the vesting period is determined by reference to the fair value of the awards granted at date of grant. Any applicable employee social charges are also expensed pro rata over the same period as the share-based compensation expense.

7.6.7.18.	Financial Debt

Compound Financial Instruments

Compound financial instruments are assessed for separate accounting into debt and equity components based on the circumstances at the inception of the instruments. The Group recognizes separately the components of the financial instrument that a) creates a financial liability and b) grants an option to the holder of the instrument to convert it into an equity instrument of the Group. A conversion option embedded in the compound financial instrument is an equity instrument when the Group has an unconditional right through this option to avoid settlement in cash or another financial asset as well as if the amount is settled at a fixed amount of shares for a fixed price. When separate accounting is applied, the fair value of the liability portion of the convertible debt is determined using a market interest rate for an equivalent non-convertible debt over the period of future probable cash flows as estimated on the date of issuance. This amount is recognized as a financial liability on an amortized cost basis until redeemed, extinguished on conversion or on the maturity of the bonds. The remainder of the proceeds is allocated to the conversion option recognized in equity and not subsequently remeasured except on conversion or expiry. When separate accounting cannot be applied because settlement in cash or another financial asset cannot be avoided, the conversion option is recorded at fair value and reported as a liability component as part of non-current liabilities on the consolidated statement of financial position.

Debt issuance and other transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components of the instrument in proportion to the allocation of proceeds. The costs allocated to the liability component of the financial instrument are amortized in “Finance costs” until extinguishment of the liability component.

Bank loans and senior bonds

Bank loans and senior bonds, are recognized initially at fair value, net of transaction costs incurred. They are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated income statement over the period of the borrowings using the effective interest method within “Finance costs”.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the reporting date.

7.6.7.19.	Equity movements

Ordinary share capital

The Group has issued ordinary shares that are classified as equity. Incremental external costs that are directly attributable to the issue of these shares are recognized in equity, net of tax.

Treasury shares

Own equity instruments which are acquired (treasury shares) are deducted from equity and accounted for at weighted average cost. No gain or loss is recognized in the income statement on the purchase, sale, issue or cancellation of the Group’s own equity instruments.

Dividends on ordinary share capital

Dividends on ordinary shares are recognized as a liability and deducted from equity when they are approved by the Group’s shareholders.

Dividends for the year that are approved after the reporting date are dealt with as an event after the reporting date.

7.6.7.20.	Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method when maturity of the payables exceeds one year.

7.6.7.21.	Provisions

Provisions for restructuring costs and legal claims are recognized when: the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions primarily comprise provisions for onerous contracts and employee termination payments. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlements is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of the outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the obligation. The increase in the provision due to passage of time is recognized as finance cost.

7.6.7.22.	Contingencies

The Group is subject to the possibility of loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Group, breach of contract claims, claims for unauthorized use of third party intellectual property, tax claims and provisions for specifically identified income tax exposures as well as claims for environmental damages. In determining loss contingencies, the Group considers the likelihood of a loss of an asset or the incurrence of a liability as well as the ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when it is probable that a liability has been incurred and when the amount of the loss can be reasonably estimated. The Group regularly evaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Group. Changes in these evaluations could result in adverse, material impact on the Group’s results of operations, cash flows or its financial position for the period in which they occur.

7.6.7.23.	Segment reporting

Operating segments are defined as a component of the entity that (i) engages in business activities from which it may earn revenues and incur expenses, (ii) whose operating results are regularly reviewed by the entity’s Chief Operating Decision Maker (Company’s Sole Member of Managing Board) to make decision about resources to be allocated to the segments and assess its performance and (iii) for which discrete financial information is available.

For the computation of the segments’ internal financial measurements, the Group uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with the Group’s internal policies, certain cost items are not charged to the segments, including impairment, restructuring charges and other related closure costs, start-up costs of new manufacturing facilities, some strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges.

7.6.8.	Significant accounting judgments, estimates and assumptions

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. Estimates and assumptions that have a significant risk of causing material adjustments to the carrying amounts of assets and liabilities within the next financial year are described below.

7.6.8.1.	Income taxes

The Group is required to make estimates and judgments in determining income tax for the period, comprising current and deferred income tax. The Group needs to assess the income tax expected to be paid or the benefit expected to be received related to the current year income (loss) in each individual tax jurisdiction and recognizes deferred income tax for all temporary differences arising between the tax bases of assets and liabilities and their carrying amount in the consolidated financial statements. Furthermore, the Group is required to assess all material open income tax positions in all tax jurisdictions to determine any uncertain tax positions, and to record a provision for those, if any. Refer to note 7.6.22.

The Group is also required to assess the likelihood of recovery of its deferred tax assets originated by the net operating losses carried forward. In particular, no deferred tax assets on net operating loss carried forward was recognized as of December 31, 2012 for ST-Ericsson SA. This assessment requires the exercise of judgment with respect to, among other things, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon, among other things, the Group’s ability to generate future taxable income that is sufficient to utilize loss carry-forwards or tax credits before their expiration or the Group’s ability to implement prudent and feasible tax planning strategies.

As of December 31, 2012, the Group had non-current deferred tax assets of $503 million. The deferred tax assets have increased in the past few years. In particular, a significant portion of the increase in deferred tax assets was recorded in relation to net operating losses incurred in certain tax jurisdictions. These net operating losses may not be realizable before their expiration, unless the Group is capable of identifying favorable tax strategies.

The Group could reduce the amount of total deferred tax assets, resulting in a decrease in the total assets and, consequently, in equity, if the estimates of projected future taxable income and benefits from available tax strategies are reduced as a result of a change in the assessment or due to other factors, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of the Group’s ability to utilize net operating losses and tax credit carry-forwards in the future. Likewise, a change in the tax rates applicable in the various jurisdictions or unfavorable outcomes of any ongoing tax audits could have a material impact on the future tax provisions in the periods in which these changes could occur.

7.6.8.2.	Impairment of non-financial assets

An impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions in arm’s length transactions of similar assets or observable market prices less incremental costs of disposing the asset, in order to measure the price at which the asset could be sold in an orderly transaction between market participants at the measurement date. For the current period’s annual impairment test, the recoverable amount of the CGUs was determined based on value-in-use calculations. Non-financial assets are tested or reviewed for impairment in accordance with accounting policies stated in Notes 7.6.7.1, 7.6.7.6, 7.6.7.11 and 7.6.7.12. Considerable management judgment is necessary to identify impairment indicators and to estimate future sales and expenses, which underlie the discounted future cash flow projections. Factors such as changes in the planned use of property, plant and equipment, the closure of facilities, the change in the use or in the market acceptance of certain new technologies, could result in shortened useful lives or impairment charges to be recognized in the period in which such determination is made.

Sensitivity analysis of changes in assumptions used in the tests for impairment of goodwill and intangible assets is provided in notes 7.6.12 and 7.6.13.

7.6.8.3.	Pension obligations

The Group sponsors various pension schemes for its employees. The expense incurred under the defined benefit pension plans is based upon statistical and actuarial calculations, and is impacted by assumptions on discount rates used to reach the present value of future pension liabilities, expected return that will be made on existing pension assets, future salary increases as well as future pension increases and statistical-based assumptions covering future withdrawals of participants from the plan and estimates of life expectancy.

The actuarial assumptions used may differ materially from actual results due to changes in market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants and may significantly impact the amount of pension costs and pension liabilities to be recognized in the period in which such determination is made. At the end of 2012, an increase of the discount rate of 0.25% would have resulted in a reduction of the defined benefit obligations of $39 million.

7.6.8.4.	Capitalized development costs

Development costs are capitalized in accordance with the accounting policy described in notes 7.6.7.6. and 7.6.7.11. Initial capitalization of costs is based on management’s judgment that economic profitability and technological feasibility is confirmed, usually when a product or technology has reached a certain maturity level in product life cycle model used by the Group. In determining the amounts to be capitalized, management makes assumptions regarding the expected future cash generation of a project, discount rate to be applied and the expected period of benefits. As at December 31, 2012, the carrying amount of capitalized development costs was $991 million (2011: $1,284 million). Refer to note 7.6.12 for disclosure of amounts capitalized, amortized and impaired during the period.

7.6.8.5.	Inventory obsolescence reserves and normal manufacturing capacity thresholds

Inventory is stated at the lower of cost or net realizable value. Cost is based on the weighted average cost by adjusting the standard cost to approximate actual manufacturing costs on a periodic basis; therefore, the cost is dependent on the Group’s manufacturing performance. In case of underutilization of the manufacturing facilities, the Group estimates the costs associated with the excess capacity. These costs are not included in the valuation of inventory but are charged directly to cost of sales. For the year ended December 31, 2012, the unused capacity charges amounted to $172 million (2011: $149 million) as disclosed in note 7.6.27. Market value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses and cost of completion. Inventory acquired in business combinations is evaluated at fair value, less completion costs, distribution costs and related margin.

While the Group performs, on a continuous basis, inventory write-offs of products and semi-finished products, the valuation of inventory requires to estimate a reserve for obsolete or excess inventory as well as inventory that is not of saleable quality. Provisions for obsolescence are estimated for excess uncommitted inventories based on the previous quarter’s sales, order backlog and production plans. To the extent that future negative market conditions generate order backlog cancellations and declining sales, or if future conditions are less favorable than the projected revenue assumptions, the Group could be required to record additional inventory provisions, which would have a negative impact on its gross margin.

7.6.9.	Business combinations

7.6.9.1.	Acquisitions in 2012

On July 31, 2012, the Group completed a transaction to acquire substantially all the assets and employees of bTendo ltd, a company based in Israel. This transaction is intended to position the Group as a leader in the emerging video-sharing market for smartphones and other portable consumer devices. This transaction structured as an asset deal has been accounted for as a business combination. The activities of this business will be included in the reportable segment “Analog, MEMS and Microcontrollers” (“AMM”). The fair value of the identifiable assets and assumed liabilities acquired from bTendo ltd at acquisition date were as follows:

In millions of USD	Fair value recognized on acquisition
Technology	6
In-process R&D	4
Goodwill	1
Total identifiable net assets at fair value	11
Purchase consideration	11

The purchase consideration includes a cash payment of $1 million, a non-cash consideration for $1 million and the acquisition-date fair value of a sales earn-out for $9 million. Goodwill on this transaction arises principally due to the value of the assembled workforce.

7.6.9.2.	Acquisitions in 2011

Until April 15, 2011, the Group accounted for its 41.2% equity investment in Veredus Laboratories Pte (“Veredus”) under the equity method. Veredus is a life science company based in Singapore that develops, commercializes and manufactures diagnostic tools that are marketed worldwide. Veredus offers highly sensitive and user-friendly molecular diagnostic tools that include gel based detection kits and the latest cutting edge Lab-on-Chip technology. These diagnostic tools can be used in field conditions as well as in medical labs and hospitals.

On April 15, 2011, the Group exercised a call option and purchased shares from Veredus’ founders to increase its ownership in Veredus to 63.7%. This provides the Group control over Veredus which has been a subsidiary of the Group from this date.

The acquired business made an immaterial contribution to the Group’s consolidated revenue and net result for the period from April 15, 2011 to December 31, 2011.

The following table summarizes the consideration transferred to acquire Veredus and the amounts of the identified assets acquired and liabilities assumed at the acquisition date, as well as the fair value of the non-controlling interest in Veredus at the acquisition date.

In millions of U.S. dollars
Fair value of consideration transferred:
Cash consideration paid to Veredus’ founders	7
Fair value of the Group’s investment in Veredus held before the business combination	9
Fair value of the non-controlling interest in Veredus	9
25
Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and cash equivalents	1
Inventories	1
Buy-out option	5
Property, Plant and Equipment, net	1
In-Process R&D	12
Patents and Intellectual Property	3
Deferred tax assets	1
Deferred tax liabilities	(3)
Other current liabilities	(1)
Total identifiable net assets	20
Goodwill	5

As a result of the Group obtaining control over Veredus, the Group’s previously held 41.2% was remeasured to fair value; however this did not result in any gain or loss.

As part of the transaction, the Group received a buy-out option that allows the Group to buy out the remaining 33% of Veredus’ shares still owned by its founders at a price per share depending on level of sales achieved in 2012. The option will be exercisable by the Group in 2013. The fair value of the option at acquisition-date was determined using a Black & Scholes valuation model.

The goodwill is attributable to the workforce of the acquired business and to the increased footprint of the Group in the healthcare business. The goodwill is not expected to be deductible for tax purposes. All of the $5 million was allocated to the Group’s Analog, MEMS and Microcontrollers (“AMM”) segment.

Immediately after this acquisition, the Group increased its ownership in Veredus to 67% by acquiring new shares of the Company for a cash amount of $1 million. This transaction did not result in a change of control of Veredus and therefore has been accounted for as an equity transaction.

7.6.10.	Investments in associates and jointly controlled entities

Investments in associates and jointly controlled entities as at December 31, 2012 and December 31, 2011 were as follows:

	December 31, 2012		December 31, 2011
In millions of USD	Carrying amount	% of interests	Carrying amount	% of interests
ST-Ericsson AT SA (“JVD”)	9	49.0%	16	49.0%
3Sun Srl	91	33.3%	78	33.3%
MicroOLED SAS	6	39.6%	-	-
Total	106		94

ST-Ericsson AT SA (“JVD”)

On February 3, 2009, the Group announced the closing of a transaction to combine the businesses of Ericsson Mobile Platforms (“EMP”) and ST-NXP Wireless into a new venture, named ST-Ericsson. As part of the transaction, the Group received an interest in ST-Ericsson AT Holding AG that was valued at $99 million. In 2010, ST-Ericsson AT Holding AG was merged into ST-Ericsson AT SA. JVD, in which the Group owns 50% less a controlling share held by Ericsson, is the parent company of a group of entities that perform fundamental R&D activities for the ST-Ericsson venture. The Group has a significant influence and therefore accounts for JVD under the equity method.

The annual impairment test performed in connection with the parents’ decision to exit ST-Ericsson resulted in a full impairment of goodwill allocated to JVD and intangible assets which totaled approximately $7 million. The impairment charge was recorded in the JVD income statement thereby reducing the carrying value of the Group’s investment in JVD.

The following table illustrates summarized financial information of the Group’s investment in JVD:

In millions of USD	December 31, 2012	December 31, 2011
Share of JVD’s unaudited IFRS statement of financial position:
Non-current assets	21	22
Current assets	29	29
Equity	8	10
Non-current liabilities	9	7
Current liabilities	34	34
Share of JVD’s unaudited IFRS revenue and profit (loss):
Revenue	112	109
Profits	(3)	2
Carrying amount of the investment	9	16
Initial value of investment	99	99
Cumulated share of profit or loss	(8)	(5)

3Sun Srl (“3Sun”)

3Sun is a joint initiative between Enel Green Power, Sharp and the Group for the manufacture of triple-junction thin film photovoltaic panels in Catania, Italy. Each partner owns a third of the common shares of the entity. The Group exercises joint-control over 3Sun and consequently accounts for its investment in 3Sun under the equity method.

Since the investment in 3Sun is denominated in euros, the investment is revalued at each reporting date closing, the exchange difference being recorded as currency translation adjustment in other comprehensive income. The Group’s maximum exposure to loss as a result of its involvement with 3Sun is limited to its equity investment that amounted to $91 million and a shareholder loan of $28 million as at December 31, 2012 and under certain conditions, to participate to further equity contributions up to €14 million.

MicroOLED S.A.S.

In the third quarter 2012, the Group invested approximately $7 million in shares of MicroOLED SAS, therefore obtaining 39.6% of the voting rights. MicroOLED SAS is based in Grenoble and develops OLED micro-displays. The Group has determined that $4 million out of the total value of its investment is a basis difference created by the identification of technology intangibles in MicroOLED SAS. The Group accounts for its share of results in MicroOLED with a quarter lag. Since the investment in MicroOLED SAS is denominated in euros, the investment is revalued at each reporting date closing, the exchange difference being recorded as currency translation adjustment in other comprehensive income. The Group’s current maximum exposure to loss as a result of its involvement with MicroOLED is limited to its equity-method investment that amounted to $6 million as at December 31, 2012.

7.6.11.	Property, plant and equipment

Property, plant and equipment consisted of the following:

	As at December 31, 2012
In millions of USD	Gross value	Accumulated depreciation	Net value
Land	93	0	93
Buildings	929	(353)	576
PP&E under finance lease	31	(28)	3
Facilities and leasehold improvements	3,137	(2,638)	499
Machinery and equipment	14,537	(12,347)	2,190
Computer and R&D equipment	504	(452)	52
Furniture and other tangible fixed assets	164	(143)	21
Construction in progress	53	0	53
Total	19,448	(15,961)	3,487

	As at December 31, 2011
	Gross value	Accumulated depreciation	Net value
Land	86	-	86
Buildings	919	(323)	596
PP&E under finance lease	208	(162)	46
Facilities and leasehold improvements	3,072	(2,470)	602
Machinery and equipment	14,320	(11,828)	2,492
Computer and R&D equipment	508	(444)	64
Furniture and other tangible fixed assets	169	(140)	29
Construction in progress	50	-	50
Total	19,332	(15,367)	3,965

Changes in the net carrying amount of property, plant and equipment are detailed as follows:

In millions of USD	Lands	Buildings	Finance leases	Facilities and leasehold improvements	Machinery and equipment	Computer and R&D equipment	Furniture/ other tangible assets	Construction in progress	Total
Balance as at December 31, 2010	88	647	76	655	2,382	78	67	124	4,117
Additions	-	1	2	75	644	26	30	317	1,095
Business combination	-	-	-	1	-	-	-	-	1
Transfers	-	5	-	65	347	3	(30)	(390)	-
Disposals	-	(13)	(2)	(5)	(4)	(1)	(26)	(4)	(55)
Impairment	-	(1)	-	(1)	(8)	-	(1)	-	(11)
Depreciation expense	-	(30)	(30)	(172)	(813)	(40)	(11)	-	(1,096)
Foreign currency translation	(2)	(13)	-	(16)	(56)	(2)	-	3	(86)
Balance as at December 31, 2011	86	596	46	602	2,492	64	29	50	3,965
Additions	-	1	-	25	274	23	66	126	515
Business combinations	-		-	-	-	-	-	-	0
Transfers	-	2	(24)	20	126	-	-	(124)	0
Transfer from assets held for sale	7		-	-	-	-	-	-	7
Disposals	-	(2)	-	(3)	(2)	(2)	(65)	-	(74)
Impairment	-	0	-	-	(3)	(1)	(1)	-	(5)
Depreciation expense	-	(28)	(19)	(151)	(719)	(32)	(8)	-	(957)
Foreign currency translation	-	7	-	6	22	-	-	1	36
Balance as at December 31, 2012	93	576	3	499	2,190	52	21	53	3,487

In the year ended December 31, 2012, capital investment funding has totaled $1 million (2011: $11 million) and were accounted for as a reduction of the gross value of related tangible assets. The impact of capital funding on depreciation expense for the year ended December 31, 2012 is a reduction of $10 million (2011: $12 million). In 2012, the Group made equipment sales for cash proceeds of $16 million (2011: $26 million).

7.6.12.	Intangible assets

Intangible assets consisted of the following:

	As at December 31, 2012
In millions of USD	Gross value	Accumulated amortization	Net value
Purchased technologies and licenses	842	(730)	112
Purchased software	384	(340)	44
Contractual customer relationships	92	(90)	2
Capitalized development costs	(1,720)	(729)	991
Internally developed software and other intangible assets	101	(47)	54
Total	3,139	(1,936)	1,203

	As at December 31, 2011
	Gross value	Accumulated amortization	Net value
Purchased technologies and licenses	946	(801)	145
Purchased software	362	(296)	66
Contractual customer relationships	551	(176)	375
Capitalized development costs	2,035	(751)	1,284
Internally developed software and other intangible assets	216	(44)	172
Total	4,110	(2,068)	2,042

Changes in the net carrying amount are detailed as follows:

In millions of USD	Purchased technologies and licenses	Purchased software	Capitalized development costs	Contractual customer relationships	Internally developed software and other intangible assets	Total
Balance as at December 31, 2010	240	52	1,167	432	169	2,060
Additions	51	3	549	-	67	670
Business combinations	3	-	12	-	-	15
Disposals	-	-	-	-	-	-
Impairment / Write-offs	(1)	-	(187)	-	(4)	(192)
Transfer	-	50	-	-	(50)	-
Amortization expense	(151)	(39)	(257)	(57)	(6)	(510)
Foreign currency translation	3	-	-	-	(4)	(1)
Balance as at December 31, 2011	145	66	1,284	375	172	2,042
Additions	32	6	568	-	24	630
Business combinations	6	-	-	-	4	10
Disposals	(1)	-	-	-	(2)	(3)
Impairment / Write-offs	(30)	(44)	(539)	(331)	-	(944)
Transfer	65	61	-	15	(141)	0
Amortization expense	(103)	(45)	(322)	(57)	(4)	(531)
Foreign currency translation	(2)	-	-	-	1	(1)
Balance as at December 31, 2012	112	44	991	2	54	1,203

For the year ended December 31, 2012, additions of intangible assets amounted to $640 million (2011: $685 million), of which $10 million (2011: $15 million) were acquired through business combinations as described in Note 7.6.9.

In 2012, the purchase price allocation on the acquisition of bTendo resulted in $6 million of technology and $4 million of in-process R&D with useful lives ranging from 5 to 7 years. In 2011, the purchase price allocation on the acquisition of Veredus resulted in $3 million of technology and $12 million of in-process R&D with useful lives ranging from 5 to 7 years.

The 2012 amortization expense included $403 million (2011: $285 million) in costs of sales, $102 million (2011: $145 million) in research and development and $30 million (2011: $82 million) in selling general and administrative.

Development costs capitalized on projects that are still in progress and therefore not yet amortized amounted to $580 million as at December 2012 (2011: $780 million).

The impairment and write-offs for 2012 amounted to $944 million (2011: $192 million). The increase compared to the previous year is mainly the consequence of the parents’ decision to exit ST-Ericsson as described in note 7.6.13. This impairment charge resulted in a significant reduction of the intangible assets allocated to the Wireless segment, and was mainly related to capitalized development costs and contractual customer relationship. The recoverable amount of capitalized development costs was assessed on product-family level (asset group CGU). The amount of impairment was determined by comparing the carrying value of the intangible assets with their recoverable amount. The recoverable amount of the customer relationship was assessed on Goodwill CGU level. Following the goodwill impairment test, the remaining impairment after allocation to goodwill was allocated pro rata on the basis of the carrying amount of each asset in the CGU, which resulted in an impairment of $331 million on the customer relationship. As other assets had been already been assessed for impairment and determined to not be impaired, no further impairment loss was allocated from the goodwill impairment test.

7.6.13.	Goodwill

Goodwill split by operating segment are as follows:

In millions of USD	Wireless segment (“Wireless”)	Analog, MEMS and Microcontrollers (“AMM”)	Digital segment (“Digital”)	Total
As at January 1, 2012	868	73	30	971
Business combinations	-	1	-	1
Impairment	(869)	-	-	(869)
Foreign currency translation	1	1	-	2
As at December 31, 2012	-	75	30	105

As at December 31, 2012, the gross value of goodwill was $993 million (2011: $990 million) and the accumulated impairment was $888 million (2011: $19 million).

Goodwill is allocated to the Group’s cash-generating units (“CGUs”). The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets and management’s best estimates about future developments, as well as market and customer assumptions.

Following the Group’s decision to exit ST-Ericsson by the end of 2013, which did not qualify as an asset held-for-sale or a discontinued operation, and taking into consideration the latest market dynamics, the Group recorded on goodwill allocated to the Wireless CGU an impairment loss totaling $869 million during the second half of 2012. Prior to conducting the goodwill impairment test for Wireless CGU, the Group evaluated the recoverability of CGU’s tangible and intangible assets, as described in note 7.6.12. In determining the recoverable amount of the CGU, the Group used an estimate of the expected discounted future cash flows associated with the CGU on the basis of a plan for the Wireless business that included management’s best estimate about future developments and scenarios to exit ST-Ericsson and the Wireless business evolution. Based on this analysis, the estimated recoverable amount of the CGU compared to the carrying value of the CGU resulted in an impairment loss of the full amount of the Wireless CGU goodwill with the remaining impairment loss allocated to the other Wireless CGU intangible assets. As the value in use was determined based on the parents’ plan to exit ST-Ericsson by the end of 2013, there is limited sensitivity in the assumptions used to determine the value in use and the resulting impairment charge.

The annual impairment test performed in the second half 2012 did not result in any additional impairment charge on other non Wireless cash-generating units.

For the annual impairment test performed for the non Wireless CGUs during the second half of 2012, the key-assumptions used for value-in-use calculations are based on the most recent five-year plan of each CGU tested. The average perpetuity growth rate was 1.5% and discount rates are pre-tax and inferred from the observable volatility of share prices for comparable companies in the semi-conductor industry, and range from 10.1% to 11.5% depending on the CGU. These assumptions have been used, as applicable, for the analysis of each CGU within the product segments. Management determined budgeted gross margin based on past performance, and its expectations for the market development. The average yearly growth rates used are consistent with the forecast included in industry reports. The discount rates used are pre-tax and reflect specific risks relating to the relevant CGUs. As the value in use of the non Wireless CGUs exceed the carrying value by a range of 203% to 1220%, a reasonable change in the assumptions applied will not result in an impairment.

7.6.14.	Other financial assets and financial liabilities

7.6.14.1.	Other financial assets

In millions of USD	December 31, 2012	December 31, 2011
Other financial assets (including derivatives)
Other financial assets
Available-for-sale investments – quoted debt and equity securities	248	422
Available-for-sale investments – unquoted equity securities	13	27
Restricted cash	4	8
Short-term deposits	1	-
Other	6	7
Total other financial assets	272	464
Current	239	416
Non-current	33	48
Derivative financial instruments
Cash flow hedges
Foreign exchange forward contracts	10	-
Currency collars	5	1
Derivatives not designated as hedges (held for trading)
Veredus buy-out option	5	5
Currency collars	3	-
Foreign exchange forward contracts	18	1
Total derivatives financial instruments	41	7
Current	41	2
Non-current	-	5
Total other financial assets (including derivatives)	313	471
Total current	280	418
Total non-current	33	53

Movements in other financial assets (excluding derivatives) recorded in 2012 are summarized as follows:

In millions of USD	Jan 1, 2012	Change in fair value included in OCI*	Change in fair value included in income statement	Purchase/ Increase	Sale/ Settlement	Foreign exchange result recognized in OCI*	Realized gain	Dec 31, 2012
Government bonds issued by the U.S. Treasury	100	-	-	450	(400)	-		150
Government bonds issued by foreign governments	81	-	-	-	(81)	-	-	-
Senior debt floating rate note issued by financial institutions	205	6	1	-	(124)	-	-	88
Fixed rate debt securities issued by financial institutions	27	-	-	-	(25)	(2)	-	-
Quoted equity instruments	9	1	-	-	-	-	-	10
Sub-total Available-for-sale investments – quoted debt and equity securities	422	7	1	450	(630)	(2)	-	248
Available-for-sale investments – unquoted equity securities	27	-	-	-	(15)	1	-	13
Restricted cash	8	-	-	-	(4)	-	-	4
Short-term deposits	-	-	-	-	-	1	-	1
Other current financial assets	7	-	-	-	-	(1)	-	6
Total other financial assets (excluding derivatives)	464	7	1	450	(649)	(1)	-	272

*OCI: Other comprehensive income

Movements in other financial assets (excluding derivatives) recorded in 2011 are summarized as follows:

In millions of USD	Jan 1, 2011	Change in fair value included in OCI*	Change in fair value included in income statement	Purchase/ Increase	Sale/ Settlement	Foreign exchange result recognized in OCI*	Realized gain	Dec 31, 2011
Government bonds issued by the U.S. Treasury	350	-	-	100	(350)		-	100
Government bonds issued by foreign governments	213	-	-	225	(355)	(2)	-	81
Senior debt floating rate note issued by financial institutions	328	(2)	(5)	-	(113)	(3)	-	205
Fixed rate debt securities issued by financial institutions	-	-	-	27	-	-	-	27
Quoted equity instruments	172	12	14	-	(189)	-	-	9
Sub-total Available-for-sale investments – quoted debt and equity securities	1,063	10	9	352	(1,007)	(5)	-	422
Auction rate securities	72	(45)	-	-	(350)	-	323	-
Sub-total Available-for-sale investments – unquoted debt securities	72	(45)	-	-	(350)	-	323	-
Available-for-sale investments – unquoted equity securities	28	-	-	-	(1)	-	-	27
Restricted cash	7	-	-	95	(94)	-	-	8
Short-term deposits	67	-	-	-	(67)	-	-	-
Other current financial assets	8	(1)	-	-	-	-	-	7
Total other financial assets (excluding derivatives)	1,245	(36)	9	447	(1,519)	(5)	323	464

*OCI: Other comprehensive income

Available-for-sale investments – quoted debt and equity securities

As at December 31, 2012, the Group had investments in quoted marketable debt instruments (U.S. Treasury Bills and floating-rate notes) for an aggregate value of $238 million (Dec 31, 2011: $413 million), of which $150 million for U.S. Treasury Bills with a duration of less than five months on average. They are rated Aaa by Moody’s as at December 31, 2012. The change in fair value of these marketable securities was not material as at December 31, 2012. The Group estimated the fair value of these financial assets based on publicly quoted market prices, which corresponds to a Level 1 fair value measurement hierarchy. All government bonds and floating-rate notes are classified as available-for-sale financial assets and recorded at fair value as at December 31, 2012, with changes in fair value recognized as other comprehensive income in the available-for-sale reserve.

Out of the 3 investment positions in Senior debt Floating Rate Notes, 3 securities are in an unrealized loss position, which has been considered as temporary. For all investments, the Group expects to recover the debt securities’ entire amortized cost basis. Since the duration of the portfolio is 1 year on average and the securities have an average rating of A-/Baa1/A, the Group expects the value of the securities to return to par as the final maturity is approaching; as such, no credit loss has been identified on these instruments. The Group estimated the fair value of these financial assets based on publicly quoted market prices, which corresponds to a Level 1 fair value measurement hierarchy. As at December 31, 2012, the aggregate amortized cost basis of these securities totaled $89 million (Dec 31, 2011: $252 million). As at December 31, 2012 a total pre-tax unrealized loss of $1 million was deferred in the available-for-sale reserve on these financial assets.

As at December 31, 2011, the Company held $5 million in Euro-denominated senior unsecured bonds issued by Lehman Brothers, for an original investment of Euro 15 million. Those debt securities were sold in 2012, generating cash proceeds totaling $5 million. The gain, which was not material, was reported on the line “Realized gain and impairment on available-for-sale investments” on the consolidated income statement for the year ended December 31, 2012. The $81 million of Italian Treasury Bills held as at December 31, 2011 were rated A2 by Moody’s. They were sold in 2012, together with the fixed rate debt securities totaling $27 million as at December 31, 2011.

As at December 31, 2012, the Group also had investments in quoted equity securities for an aggregate value of $10 million (Dec 31, 2011: $9 million).

7.6.14.2.	Other financial liabilities

In millions of USD	December 31, 2012	December 31, 2011
Derivative financial instruments
Cash flow hedges
Foreign exchange forward contracts	-	17
Currency collars	-	17
Derivatives not designated as hedges
Foreign exchange forward contracts	1	29
Currency collars	-	12
Total other financial liabilities (including derivatives)	1	75
Total current	1	75
Total non-current	-	-

7.6.14.3.	Interest-bearing loans and borrowings

In millions of USD	December 31, 2012	December 31, 2011
Bank overdraft	-	7
ST-Ericsson’s parent financing	-	400
Funding program loans with European Investment Bank
0.33% (w.a.*), due 2014, floating interest rate at LIBOR + 0.017%	40	60
0.34% (w.a.*), due 2015, floating interest rate at LIBOR + 0.026%	28	37
0.36% (w.a.*), due 2016, floating interest rate at LIBOR + 0.052%	77	97
0.63% (w.a.*), due 2016, floating interest rate at LIBOR + 0.317%	103	129
0.53% (w.a.*), due 2016, floating interest rate at LIBOR + 0.213%	114	143
1.42% (w.a.*) due 2020, floating interest rate at Libor + 1.099%	100	-
1.27% (w.a.*) due 2020, floating interest rate at Libor + 0.956%	221	-
1.02% (w.a.*) due 2020, floating interest rate at Euribor + 0.817%	132	-
Other Funding program loans
0.54% (w.a.*), due 2013-2018, fixed interest rate	7	10
Other long-term loans:
1.95% (w.a.*), due 2017, fixed interest rate	12	-
Finance leases
6.03% (w.a.*), due 2013-2017, fixed interest rate	4	9
5.00% (w.a.*), due 2013, fixed interest rate	-	42
Senior Bonds
0.58%, due 2013, floating interest rate Euribor + 0.40%	462	453
Convertible Bonds
1.50% convertible bonds due 2016	-	190
Total interest-bearing loans and borrowings	1,300	1,577
Total current	629	736
Total non-current	671	841
* Weighted average

Interest-bearing loans and borrowings are denominated in the following currencies:

In millions of USD	December 31, 2012	December 31, 2011
U.S. Dollars	688	1,070
Euros	612	507
Total	1,300	1,577

The European Investment bank’s loans denominated in Euro, but drawn in USD, are classified as USD denominated debt. Aggregate future maturities of interest-bearing loans and borrowings outstanding are as follows:

In millions of USD	December 31, 2012
2013	629
2014	165
2015	144
2016	134
2017	58
Thereafter	170
Total	1,300

Convertible debt

In February 2006, the Group issued $1,131 million principal amount at maturity of zero coupon senior convertible bonds due in February 2016. The bonds were issued at 100% of principal with a yield to maturity of 1.5% and resulted in net proceeds to the Group of $974 million less transaction fees. On February 23, 2012, certain holders redeemed 190,131 of the 2016 convertible bonds at a price of $1,093.81, out of the total of 200,402 outstanding bonds, representing approximately 95% of the then outstanding convertible bonds. In addition, on March 12, 2012, the Group accepted the further put of 4,980 bonds for a cash consideration of $5 million. On March 28, 2012, the Group published a notice of sweep-up redemption for the remaining 5,291 bonds outstanding, which were redeemed on May 10, 2012. As of December 31, 2012, there were no bonds remaining outstanding. The Group allocated the consideration paid to the separate components of the convertible bonds using a method consistent with that used in the original allocation to the separate components of the proceeds received by the Group when the convertible instrument was issued.

The result of these transactions in 2012 is summarized as follows:

In millions of USD	Put option exercise / Sweep-up redemption
Principal amount repurchased/redeemed	200
Decrease in value of liability component of 2016 convertible bonds	190
Decrease in value of equity component of 2016 convertible bonds	4
Loss on repurchase of 2016 convertible bonds	23
Cash consideration	219

The residual amount of the equity component was then reclassified from “Other Reserves” to “Retained Earnings”.

Senior Bonds

In March 2006, STMicroelectronics Finance B.V. (“ST BV”), a wholly owned subsidiary of the Group, issued floating rate senior bonds with a principal amount of €500 million at an issue price of 99.873%. The notes, which matured on March 17, 2013, were paying a coupon rate of the three-month Euribor plus 0.40% on the 17th of June, September, December and March of each year through maturity. In the event of changes to the tax laws of the Netherlands or any successor jurisdiction, ST BV or the Company could redeem the full amount of senior bonds for cash. In the event of certain change in control triggering events, the holders could cause ST BV or the Company to repurchase all or a portion of the bonds outstanding. During 2011 the Group repurchased 76,000 bonds (2010: 74,000 bonds) for a total cash consideration of $107 million (2010: $98 million). The residual portion of €350 million floating-rate senior bond outstanding was repaid on March 17, 2013 from available cash.

Credit facilities

The Group had unutilized committed medium-term credit facilities with core relationship banks totaling $490 million as of December 31, 2012. The Group also has three long-term amortizing credit facilities with the European Investment Bank as part of R&D funding programs. The first one, for a total of €245 million for R&D in France was fully drawn in U.S. dollars for a total amount of $341 million, of which $145 million remained outstanding as at December 31, 2012. The second one, signed on July 21, 2008, for a total amount of €250 million for R&D projects in Italy, was fully drawn in U.S. dollars for $380 million, of which $217 million remained outstanding as at December 31, 2012. The third one, signed in 2010 as a €350 million multi-currency loan for R&D programs in Europe, was drawn mainly in U.S. dollar and only partially in Euro for a total amount of $453 million. A new EIB loan was executed in March 2013 for an amount of €350 million.

As at December 31, 2011 ST-Ericsson had $400 million of committed line from Ericsson as parent company. In December 2012 both parents decided to forgive their respective loans to ST-Ericsson. The Ericsson part of the loan forgiven was recorded as a contribution of non-controlling interest.

7.6.14.4.	Hedging activities and derivatives

Derivative instruments not designated as hedges

The Group conducts its business on a global basis in various major international currencies. As a result, the Group is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities at the Group’s subsidiaries. The Group enters into currency forward contracts and currency options to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Group’s subsidiaries. These instruments do not qualify as hedging instruments and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income” or “Other expenses” in the consolidated income statement.

To reduce its exposure to U.S. dollar exchange rate fluctuations, the Group also hedges certain Euro-denominated forecasted transactions that cover at reporting date a large part of its research and development, selling, general and administrative expenses through the use of currency forward contracts and currency options, including collars. The Group also hedges certain Swedish krona-denominated forecasted transactions that cover at reporting date a large part of its future research and development expenses through the use of currency forward contracts. These instruments do not qualify as hedging instruments and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income” or “Other expenses” in the consolidated income statement.

The notional amount of these financial instruments amounted to $1,431 million in 2012 (2011: $1,303 million). The principal currencies covered are the Euro, the Singapore Dollar, the Japanese Yen, the Swiss Franc, the Swedish Krona, the British Pound and the Malaysian Ringgit.

Foreign currency forward contracts and currency options, including collars, not designated as cash flow hedge outstanding as of December 31, 2012 have remaining terms of 2 days to 11 months, maturing on average after 54 days.

Derivative instruments designated as cash flow hedges

To reduce its exposure to U.S. dollar exchange rate fluctuations, the Group hedges certain Euro-denominated forecasted transactions that cover at reporting date a portion of its front-end manufacturing costs of semi-finished goods through the use of currency forward contracts and currency options, including collars. The Group also hedges certain manufacturing transactions denominated in Singapore dollars.

The principles regulating the hedging strategy for derivatives designated as cash flow hedge is to hedge up to 70% of the total forecasted transactions of the following quarter for these manufacturing costs. The maximum length of time over which the Group hedges its exposure to the variability of cash flows for forecasted transactions is 24 months.

These derivative instruments are designated and qualified as cash flow hedges. They are reflected at fair value in the consolidated statement of position. The unrealized gain or loss from the effective portion of the hedge is reported in other comprehensive income and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated income statement line item as the impact of the hedged transaction.

For the year ended December 31, 2012, the Group recorded an increase in cost of sales of $39 million (2011: decrease of $65 million) related to the realized loss incurred on such hedged transactions. No significant ineffective portion of the hedge was recorded on the lines “Other income” or “Other expenses” for the years ended December 31, 2012 and 2011.

The notional amount of foreign currency forward contracts and currency options, including collars, designated as cash flow hedge amounted to $938 million (2011: $973 million). The forecasted transactions hedged at December 31, 2012 were determined to be highly probable of occurring.

As at December 31, 2012, $16 million of deferred gains on derivative instruments, before tax for $2 million were included in the cash flow hedge reserve in other comprehensive income and were expected to be reclassified as earnings during the next 12 months based on the monthly forecasted semi-finished manufacturing costs.

Foreign currency forward contracts and currency options, including collars, designated as cash flow hedge outstanding as of December 31, 2012 have remaining terms of 3 days to 11 months, maturing on average after 101 days.

As at December 31, 2012, the Group had the following outstanding derivative instruments that were entered into to hedge Euro-denominated forecasted transactions:

In millions of Euros	Notional amount for hedge on forecasted manufacturing costs transactions
Forward contracts	263
Collars	338

As at December 31, 2012, the Group had the following outstanding derivative instruments that were entered into to hedge Singapore dollar-denominated forecasted transactions:

In millions of Singapore dollars	Notional amount for hedge on forecasted manufacturing costs transactions
Forward contracts	178

Cash flow and fair value interest rate risk

Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group’s interest rate risk arises mainly from long-term borrowings at fixed rates, whose amount is currently negligible. The Group analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. Since almost all the liquidity of the Group is invested in floating rate instruments, the Group’s interest rate risk arises from the mismatch of fixed rate liabilities and floating rate assets.

Other market risk

As part of its ongoing investing activities, the Group may be exposed to security price risk for investments in public entities. In order to hedge the exposure to this market risk, the Group may enter into certain derivative hedging transactions.

7.6.14.5.	Fair values

Set out below is a comparison by class of the carrying amounts and fair value of the Group’s financial instruments that are carried in the financial statements.

	Carrying amount		Fair value
In millions of USD	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Financial assets
Trade receivables	1,005	1,046	1,005	1,046
Other receivables and assets	483	505	483	505
Available for sale financial investments	261	449	261	449
Restricted cash	4	8	4	8
Other financial assets	48	373	48	373
Cash and cash equivalents	2,250	1,912	2,250	1,912
Financial liabilities
Interest-bearing loans and borrowings (including current portion)	1,300	1,577	1,300	1,599
Trade accounts payable	797	656	797	656
Other payables and accrued liabilities	409	499	409	499
Other current financial liabilities	1	75	1	75

The fair value of financial assets and liabilities are included at the price at which the instrument could be sold in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate fair value:

•
For trade receivables, cash and cash equivalents, trade accounts payable, other payables and accrued liabilities, the carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.

•	Other receivables and assets approximate their carrying amounts due either to their short-term maturities or to the fact that they are recorded at their net present value.

•	Available for sale financial investments:

¡	The fair value of government bonds, quoted equity securities and floating rate notes is determined based upon quoted market prices for identical instruments.

¡	The fair value of quoted equity securities is based on the quoted price per share adjusted to reflect any applicable restrictions.

¡	The fair value of unquoted equity securities is based on the valuation of the underlying instruments on a new round of third party financing or upon liquidation.

•	The fair value of restricted cash is its carrying amount

•
The fair value of interest-bearing loans and borrowings is determined based on quoted market prices, and by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Group’s borrowing rates for similar types of borrowing arrangements.

•	The fair value of derivatives instruments is determined based upon quoted market prices for similar instruments.

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

•	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

•	Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

As at December 31, 2012, the Group held the following financial instruments measured at fair value:

In millions of USD	December 31, 2012	Level 1	Level 2	Level 3
Assets measured at fair value
Financial assets at fair value through profit or loss
Foreign exchange forward contracts	18	-	18	-
Currency collars	3	-	3	-
Veredus buy-out option	5	-	-	5
Cash flow hedges
Foreign exchange forward contracts	10	-	10	-
Currency collars	5	-	5	-
Available-for-sale financial assets
Available-for-sale investments – quoted debt and equity securities	248	248	-	-
Available-for-sale investments – unquoted equity securities	13	-	-	13
Liabilities measured at fair value
Financial liabilities at fair value through profit or loss
Foreign exchange forward contracts	(1)	-	(1)	-
Currency collars	-	-	-	-
Cash flow hedges
Foreign exchange forward contracts	-	-	-	-
Currency collars	-	-	-	-

As at December 31, 2011, the Group held the following financial instruments measured at fair value:

In millions of USD	December 31, 2011	Level 1	Level 2	Level 3
Assets measured at fair value
Financial assets at fair value through profit or loss
Foreign exchange forward contracts	1	-	1	-
Veredus buy-out option	5	-	-	5
Cash flow hedges
Currency collars	1	-	1	-
Available-for-sale financial assets
Available-for-sale investments – quoted debt and equity securities	422	417	5	-
Available-for-sale investments – unquoted equity securities	27	-	-	27
Liabilities measured at fair value
Financial liabilities at fair value through profit or loss
Foreign exchange forward contracts	17	-	17	-
Currency collars	17	-	17	-
Cash flow hedges
Foreign exchange forward contracts	29	-	29	-
Currency collars	12	-	12	-

During the reporting period ending December 31, 2012, there was no transfer between Level 1 and Level 2 fair value measurements, and no transfer into and out of Level 3 fair value measurements. However, the fair value measurement of the Lehman Brothers notes was considered until December 2010 as a level 3 measurement. Since the first half of 2011, the fair value measurement of the Lehman Brothers notes was based on values observed on the open market and on direct unbinding quotation. This corresponded to a level 2 fair value measurement. The transfer of the Lehman Brothers notes out of the Level 3 category was made just after the recognition of the impairment charge.

For assets measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2012 and December 31, 2012 is presented as follows:

In millions of USD	Fair value measurements using significant unobservable inputs (Level 3)
As at January 1, 2012	32
Sale of Paratek investment	(15)
Currency translation adjustment	1
As at December 31, 2012	18
Amount of total losses included in the 2012 income statement attributable to assets still held at the reporting date	-

For assets measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2011 and December 31, 2011 is presented as follows:

In millions of USD	Fair value measurements using significant unobservable inputs (Level 3)
As at January 1, 2011	111
Impairment on Lehman Brothers notes	(5)
Transfer of Lehman Brothers notes to Level 2 fair value hierarchy	(6)
Settlement on Auction Rate Securities	(72)
Veredus Buy-out option	5
Change in fair value of unquoted equity securities	(1)
As at December 31, 2011	32
Amount of total losses included in the 2011 income statement attributable to assets still held at the reporting date	(5)

7.6.15.	Other non-current assets

Non-current loans and receivables consisted of the following:

In millions of USD	December 31, 2012	December 31, 2011
Long-term receivables related to funding	28	8
Long-term receivables related to tax refunds	442	358
Other assets	72	53
Total	542	419

These non-current receivables are all due within 5 years from the balance sheet date except certain receivables related to funding which are expected to be received beyond 5 years.

Long-term receivables related to funding are mainly public grants to be received from governmental agencies in Italy and France as part of long-term research and development, industrialization and capital investment projects. Long-term receivables related to tax refund correspond to tax benefits claimed by the Group in certain of its local tax jurisdictions, for which collection is expected beyond one year.

Other assets are composed of individually insignificant amounts as at December 31, 2012 and December 31, 2011.

Long-term receivables are reflected in the statement of financial position at their amortized cost. The fair value of long-term receivables related to funding amounts to $28 million. No long-term loans and receivables were past due but not impaired.

The carrying amounts of the Group’s non-current loans and receivables are denominated in the following currency:

In millions of USD	December 31, 2012	December 31, 2011
US dollar	40	21
Euro	490	382
Japanese Yen	4	5
Other currencies	8	11
Total	542	419

The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable mentioned above.

7.6.16.	Inventories

Inventories consisted of the following:

In millions of USD	December 31, 2012	December 31, 2011
Raw materials	78	105
Work-in-process	941	1,002
Finished products	334	424
Total	1,353	1,531

Write-offs of inventories were recognized in cost of sales as an expense and amounted to $105 million in 2012 (2011: $95 million).

The carrying amount of inventories is presented net of a provision for slow-moving items of $49 million as at December 31, 2012 (2011: $60 million).

7.6.17.	Trade accounts receivable

Trade accounts receivable consisted of the following:

In millions of USD	December 31, 2012	December 31, 2011
Trade accounts receivable	1,015	1,061
Provision for impairment of trade receivables	(10)	(15)
Total	1,005	1,046

The carrying value less provision for impairment of trade receivables is assumed to approximate the fair values of the trade receivables due to their short-term nature. Doubtful account expense is reported as selling, general and administrative expenses in the income statement. The individually impaired receivables mainly relate to customers, who are unexpectedly in difficult economic situations; a portion of such receivables is expected to be recovered.

Movements in the provision for impairment of trade receivables are as follows:

In millions of USD	December 31, 2012	December 31, 2011
Beginning of period	15	17
Losses recognized in selling, general and administrative	-	1
Additions due to business combinations	-	-
Reversal	(5)	(3)
End of period	10	15

Amounts charged to the provision account are generally written-off when there is no expectation of recovering additional cash. The maximum exposure to credit risk at the reporting date is the fair value of trade accounts receivable net of impairment. In 2012, no individual customer represented more than 10% (in 2011 Nokia represented 10.4%) of the Group’s revenue.

Trade receivables are non-interest bearing and are generally on 30-90 day terms.

As at December 31, 2012, the ageing analysis of trade receivables is as follows:

			Past due but not impaired
In millions of USD	Total	Neither past due nor impaired	Less than a month	Between 1 and 6 months	Over 6 months
2012	1,005	954	44	6	1
2011	1,046	973	63	9	1

The carrying amounts of the Group’s trade receivables are denominated in the following currencies:

In millions of USD	December 31, 2012	December 31, 2011
US dollar	858	888
Euro	79	75
Japanese Yen	67	84
Other currencies	11	14
Total	1,015	1,061

The Group enters into factoring transactions to accelerate the realization in cash of some trade accounts receivable within the ST-Ericsson venture. As at December 31, 2012, $127 million of trade accounts receivable were sold without recourse. Such factoring transactions totaled $1,143 million for the year 2012, with a financial cost of $4 million reported on the line “Finance costs” of the consolidated income statement.

7.6.18.	Other receivables and assets

Other receivables and assets consisted of the following:

In millions of USD	December 31, 2012	December 31, 2011
Receivables from government agencies	156	152
Advances	84	118
Prepayments	74	46
Other indirect tax receivable	68	77
Other current assets	101	112
Total	483	505

The carrying amounts are assumed to approximate fair value. Other receivables do not contain significant impaired assets. These related mainly to receivables from government agencies for which there is no recent history of default.

The carrying amounts of the Group’s other receivables are denominated in the following currencies:

In millions of USD	December 31, 2012	December 31, 2011
US dollar	145	174
Euro	267	258
Other currencies	71	73
Total	483	505

Receivables from government agencies relate to research and development contracts, research tax credits, industrialization contracts and capital investment projects. The maximum exposure to credit risk at the reporting date is the carrying amount of other receivables.

7.6.19.	Cash and cash equivalents

Cash and cash equivalents consisted of the following:

In millions of USD	December 31, 2012	December 31, 2011
Cash at bank and in hand	235	221
Money market deposits with banks	2,015	1,691
Total	2,250	1,912

7.6.20.	Cash generated from operations

Cash generated from operations is detailed as follows:

In millions of USD	December 31, 2012	December 31, 2011
Net result	(2,485)	53
Depreciation and amortization	1,480	1,606
Interest expense on convertible debt	-	18
Impairment and realized gains on financial assets	-	(318)
Loss / (Gain) on financial assets	-	(3)
Loss on convertible debt repurchase	23	30
Share-based compensation	10	29
Other non-cash items	(55)	107
Deferred income tax	(42)	27
Share of loss of associates, impairments or reversal of impairments on investments in associates	24	28
Impairment, restructuring and other related closure costs	1,737	(79)
Movement of trade receivables, net	35	184
Movement of inventories, net	192	(60)
Movement of trade payables	149	(384)
Movement of other assets and liabilities net	192	313
Cash generated from operations	1,260	1,551

7.6.21.	Equity

7.6.21.1.	Outstanding shares

The authorized share capital of STMicroelectronics is €1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of €1.04. As at December 31, 2012 and 2011, the number of common shares issued was 910,559,805 shares.

As at December 31, 2012, the number of common shares outstanding was 887,953,202 shares (December 31, 2011: 884,995,094 shares).

7.6.21.2.	Preference shares

The 540,000,000 preference shares, when issued, will entitle a holder to full voting rights and to a preferential right to dividends and distributions upon liquidation.

We are a party to an option agreement with Stichting Continuïteit ST (the “Stichting”), entered into on January 22, 2007, with a duration of ten years, regarding our preference shares. Our Managing Board and the Supervisory Board, along with the board of the Stichting, have declared that they are jointly of the opinion that the Stichting is independent of us. The option agreement provides for the issuance of up to a maximum 540,000,000 preference shares. Any such shares would be issued to the Stichting upon its request and in its sole discretion and upon payment of at least 25% of the par value of the preference shares to be issued. The shares would be issuable in the event of actions considered hostile by our Managing Board and the Supervisory Board, such as a creeping acquisition (in such case up to 30% minus one share of our issued and outstanding share capital) or an offer on our common shares, which are unsupported by our Managing Board and the Supervisory Board and which the board of the Stichting determines would be contrary to our interests, our shareholders or other stakeholders. The preference shares may remain outstanding for no longer than two years. No preference shares have been issued to date. The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control as well as to create a level-playing field in the event actions which are considered to be hostile by our Managing Board and the Supervisory Board, as described above, occur and which the board of the Stichting determines to be contrary to our interests and our shareholders and other stakeholders.

7.6.21.3.	Treasury shares

Following the authorization by the Supervisory Board, announced on April 2, 2008, to repurchase up to 30 million shares of its common stock, the Group acquired 29,520,220 shares in 2008 also reflected at cost as a reduction of the shareholders’ equity. This repurchase intends to cover the transfer of shares to employees upon vesting of future share based remuneration programs.

The treasury shares have been designated for allocation under the Group’s share based remuneration programs of non-vested shares. As of December 31, 2012, 20,313,617 of these treasury shares were transferred to employees under the Group’s share based remuneration programs of which 2,958,108 in the year ended December 31, 2012.

As of December 31, 2012, the Group owned a number of treasury shares equivalent to 22,606,603.

7.6.21.4.	Stock-option plans

In 1999, the Shareholders voted to renew the Supervisory Board Option Plan whereby each member of the Supervisory Board would receive, during the three-year period 1999-2001, 18,000 options for 1999 and 9,000 options for both 2000 and 2001, to purchase shares of capital stock at the closing market price of the shares on the date of the grant. In the same three-year period, the professional advisors to the Supervisory Board would receive 9,000 options for 1999 and 4,500 options for both 2000 and 2001. Under the Plan, the options vest over one year and are exercisable for a period expiring eight years from the date of grant for both 1999 and 2000 and ten years from the date of grant for 2001.

In 2001, the Shareholders voted to adopt the 2001 Employee Stock Option Plan (the “2001 Plan”) whereby options for up to 60,000,000 shares may be granted in installments over a five-year period. The options may be granted to purchase shares of common stock at a price not lower than the market price of the shares on the date of grant. In connection with a revision of its equity-based compensation policy, the Company decided in 2005 to accelerate the vesting period of all outstanding unvested stock options. The options expire ten years after the date of grant.

In 2002, the Shareholders voted to adopt a Stock Option Plan for Supervisory Board Members and Professionals of the Supervisory Board. Under this plan, 12,000 options can be granted per year to each member of the Supervisory Board and 6,000 options per year to each professional advisor to the Supervisory Board. Options would vest 30 days after the date of grant. The options expire ten years after the date of grant.

A summary of the stock option activity for the plans for the two years ended December 31, 2012 and 2011 follows:

		Price per share
	Number of Shares	Range	Weighted Average
Outstanding at December 31, 2010	35,296,895	$16.73 - $39.00	$27.17
Options forfeited	(8,843,743)	$17.08 - $39.00	$35.11
Outstanding at December 31, 2011	26,453,152	$16.73 - $33.70	$24.51
Options forfeited	(9,762,680)	$17.08 - $33.70	$30.50
Outstanding at December 31, 2012	16,690,472	$16.73 - $27.21	$21.00

The weighted average remaining contractual life of options outstanding as of December 31, 2012, 2011 and 2010 was 0.8, 1.2 and 1.9 years, respectively.

The range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life of options exercisable as of December 31, 2012 were as follows:

Number of shares	Option price range	Weighted average exercise price	Weighted average remaining contractual life
84,100	$25.90 - $27.21	$26.07	0.84
16,495,761	$19.18 - $22.83	$21.01	0.77
110,611	$16.73 - $17.08	$17.03	1.73

7.6.21.5.	Non-vested share awards

On an annual basis, the Compensation Committee (on behalf of the entire Supervisory Board and with its approval) grants stock-based awards to the members of the Supervisory Board and professionals of the Supervisory Board (“The Supervisory Board Plan”) and to senior executives along with selected employees (“The Employee Plan”). The awards are granted at the nominal value of the share of €1.04 under the Supervisory Board Plan and for free under the Employee Plan. The awards granted under the Supervisory Board Plan vest immediately, while the shares resulting from these awards vest evenly over three years (one third every year), with no market, performance or service conditions. As for the Employee Plan, the awards vest upon completion of three internal performance conditions (consisting of sales evolution and operating income compared to a basket of competitors and of the return on net asset compared with the budget), each weighting for one third of the total number of awards granted; the awards vest over a three-year service period (32% as of the first anniversary of the grant, 32% as of the second anniversary of the grant and 36% as of the third anniversary of the grant and for awards granted under the French Subplan, 64% as of the second anniversary of the grant and 36% as of the third anniversary).

The table below summarizes grants under the outstanding stock award plans as authorized by the Compensation Committee:

Date of Grant	Allocations under	Number of shares granted	Number of shares waived	Number of shares lost on performance conditions
May 20, 2009	Supervisory Board Plan, in 2009	165,000	(7,500)	-
July 28, 2009	Employee Plan, in 2009	5,575,240	-	(1,827,349)
November 30, 2009	Employee Plan, in 2009	8,300	-	(2,762)
May 27, 2010	Supervisory Board Plan, in 2010	172,500	(7,500)	-
July 22, 2010	Employee Plan, in 2010	6,344,725	-	(2,076,448)
December 17, 2010	Employee Plan, in 2010	221,650	-	(73,524)
May 3, 2011	Supervisory Board Plan, in 2011	172,500	(30,000)	-
July 25, 2011	Employee Plan, in 2011	5,881,630	-	(5,824,445)
November 14, 2011	Employee Plan, in 2011	95,000	-	(91,540)
May 30, 2012	Supervisory Board Plan, in 2012	180,000	(22,500)	-
July 23, 2012	Employee Plan, in 2012	6,216,285	(2,400)	(* )
December 21, 2012	Employee Plan, in 2012	304,480	-	(* )
(*): As at December 31, 2012, a final determination of the achievement of the performance conditions had not yet been made by the Compensation Committee of the Supervisory Board.

A summary of the non-vested share activity for the years ended December 31, 2012 and December 31, 2011 is presented below:

Allocation under	Outstanding as at December 31, 2011	Granted		Forfeited/ waived	Cancelled on failed vesting conditions	Vested	Outstanding as at December 31, 2012
Employee Plan, in 2009	1,257,038	-		(5,931)	-	(1,251,107)	-
Employee Plan, in 2010	3,224,558	-		(31,721)	-	(1,707,001)	1,485,836
Employee Plan, in 2011	5,945,815	-		(29,830)	(5,915,985)	-	-
Employee Plan, in 2012	-	6,520,765		(47,245)	-	-	6,473,520
Supervisory Board Plan, in 2009	35,000	-		-	-	(35,000)	-
Supervisory Board Plan, in 2010	75,000	-			-	(45,000)	30,000
Supervisory Board Plan, in 2011	142,500	-		-	-	(62,500)	80,000
Supervisory Board Plan, in 2012	-	180,000	(*)	(22,500)	-	-	157,500
Total	10,679,911	6,700,765		(137,227)	(5,915,985)	(3,100,608)	8,226,856

(*)	The awards granted under the Supervisory Board Plan vest immediately, while the shares resulting from these awards vest evenly over three years (one third every year).

The grant date fair value of non-vested shares granted to employees in 2009 under the Employee Plan was $7.54. On the 2009 allocation under the Employee Plan, the fair value of the non-vested shares granted reflected the market price of the shares at the date of the grant. On April 14, 2010, the Compensation Committee approved the statement that two performance conditions were fully met. Consequently, the compensation expense recorded on the 2009 allocation under the Employee Plan reflects the statement that two third of the awards granted will fully vest, as far as the service condition is met.

The grant date fair value of non-vested shares granted to employees in 2010 under the Employee Plan was $8.74. On the 2010 allocation under the Employee Plan, the fair value of the non-vested shares granted reflected the market price of the shares at the date of the grant. On April 26, 2011, the Compensation Committee approved the statement that two performance conditions were fully met. Consequently, the compensation expense recorded on the 2010 allocation under the Employee Plan reflects the statement that two third of the awards granted will fully vest, as far as the service condition is met.

The grant date fair value of non-vested shares granted to employees in 2011 under the Employee Plan was $9.08. On the 2011 allocation under the Employee Plan, the fair value of the non-vested shares granted reflected the market price of the shares at the date of the grant. On April 23, 2012, the Compensation Committee approved the statement that none of the three performance conditions were met. Consequently, the compensation expense recorded on the 2011 allocation under the Employee Plan was reversed in the income statement for the year ended December 31, 2012.

The grant date fair value of non-vested shares granted to employees in 2012 under the Employee Plan was $4.87. On the 2012 allocation under the Employee Plan, the fair value of the non-vested shares granted reflected the market price of the shares at the date of the grant. Moreover, the Company estimates the number of awards expected to vest by assessing the probability of achieving the performance conditions. At December 31, 2012, a final determination of the achievement of the performance conditions had not yet been made by the Compensation Committee of the Supervisory Board. However, the Company has estimated that two thirds of the awards are expected to vest. Consequently, the compensation expense recorded for the 2012 allocation under the Employee Plan reflects the vesting of two third of the awards granted, subject to the service condition being met. The assumption of the expected number of awards to be vested upon achievement of the performance conditions is subject to changes based on the final measurement of the conditions, which is expected to occur in the first half of 2013.

The following table illustrates the classification of pre-payroll tax and social contribution stock-based compensation expense included in the consolidated income statement for the year ended December 31, 2012 and 2011:

	December 31, 2012	December 31, 2011
Cost of sales	2	5
Selling, general and administrative	5	16
Research and development	3	8
Total pre-payroll tax and social contribution compensation	10	29

Compensation cost, excluding payroll tax and social contribution, capitalized as part of inventory was $1 million at December 31, 2012 and $2 million at December 31, 2011. As of December 31, 2012 there was $16 million of total unrecognized compensation cost related to the grant of non-vested shares, which is expected to be recognized over a weighted average period of approximately 10 months.

The total deferred income tax expense recognized in the consolidated income statement related to unvested share-based compensation expense amounted to $2 million for the year ended December 31, 2012 (2011: $7 million).

7.6.21.6.	Other reserves

Other reserves include the following components as at December 31, 2012:

In millions of USD	2016 Share conversion option reserve	Share-based compensation reserve	Available- for-sale (AFS) reserve	Cash Flow Hedge (CFH) reserve	Foreign currency translation reserve	Share of OCI of associates and jointly controlled entities	Total other reserves
As at December 31, 2010	221	466	25	28	891	-	1,631
Repurchase of 2016 convertible bonds	(13)	-	-	-	-	-	(13)
Share-based compensation expense for the year	-	29	-	-	-	-	29
Net movement recognized in the statement of comprehensive income	-	-	(32)	(59)	(96)	(3)	(190)
As at December 31, 2011	208	495	(7)	(31)	795	(3)	1,457
Repurchase of 2016 convertible bonds	(5)	-	-	-	-	-	(5)
Reclassification to retained earnings	(203)	-	-	-	-	-	(203)
Share-based compensation expense for the year	-	10	-	-	-	-	10
Net movement recognized in the statement of comprehensive income	-	-	6	40	64	-	110
As at December 31, 2012	-	505	(1)	9	859	(3)	1,369

2016 Share conversion option: The 2016 Share conversion option reserve was used to recognize the equity component of the 2016 Convertible bond. Refer to Note 7.6.14.3 for further details on the impact of the repurchase of the 2016 convertible bonds.

Share-based compensation reserve: The share-based compensation reserve is used to recognize the value of equity-settled share-based payment transactions provided to employees, including key management personnel, as part of their remuneration. Refer to Notes 7.6.21.4 and 7.6.21.5 for further details on these share-based compensation programs.

Cash Flow hedge reserve: The cash flow hedge reserve contains the effective portion of the cash flow hedge relationship incurred as at the reporting date.

Available-for-sale (AFS) reserve: This reserve records fair value changes on available-for-sale financial assets.

Share of OCI of associates and jointly controlled entities: This reserve records the share of other comprehensive income of associates or jointly controlled entities.

Foreign currency translation reserve: The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

7.6.21.7.	Dividends

At the Company’s Annual General Meeting of Shareholders held on May 30, 2012, the distribution of a cash dividend of $0.40 per common share, amounting to approximately $355 million, to be paid in four equal installments, was adopted by the Company’s shareholders meeting. Through December 31, 2012, three installments were paid for an amount of $266 million including withholding tax. The remaining $0.10 per share cash dividend to be paid in the first quarter of 2013 totaled $89 million and was reported in “Other payables and accrued liabilities” on the consolidated statement of financial position as at December 31, 2012.

At the Company’s Annual General Meeting of Shareholders held on May 3, 2011, the distribution of a cash dividend of $0.40 per common share, to be paid in four equal installments, was adopted by the Company’s shareholders.

Upon the proposal of the Managing Board, the Supervisory Board will propose at the Company’s Annual General Meeting of Shareholders to be held on June 21, 2013 a quarter cash dividend of US$0.10 per common share in the second quarter and US$0.10 per common share in the third quarter of 2013. Furthermore, at this shareholders’ meeting we will also present a slight amendment to our existing dividend policy as a result of our proposal to decide on a semi-annual basis on the payment of a quarterly dividend, if any.

7.6.22.	Provisions

Movements in provisions during the year ended December 31, 2012 are detailed as follows:

In millions of USD	Restructuring	Warranty and product Guarantee	Tax	Total
As at December 31, 2011	65	3	148	216
Expense recognized during the period	107	-	83	190
Unused provisions	(14)	-	-	(14)
Amounts paid	(73)	-	(7)	(80)
Discount expense	-	-	-	-
Currency translation effect	3	-	3	6
As at December 31, 2012	88	3	227	318
Current 2012	73	3	36	112
Non-current 2012	15	-	191	206
Current 2011	49	3	14	66
Non-current 2011	16	-	134	150
	65	3	148	216

Restructuring provisions

The Group is currently engaged in five major restructuring plans, the ST-Ericsson exit, the Digital restructuring plan, the ST-Ericsson April 2012 restructuring plan, the ST-Ericsson cost savings plan and the ST-Ericsson restructuring plan which are described hereafter.

In December 2012, the Group announced its new strategic plan. As part of its new strategic plan, the Group has taken the decision to exit ST-Ericsson after a transition period, which is expected to end during the third quarter of 2013 (the “ST-Ericsson exit”). No restructuring provision has been recorded as of December 31, 2012.

In October 2012, the Group announced a new savings plan (the “Digital restructuring plan”) designed to achieve $150 million in annual savings upon completion by the end of 2013. The restructuring plan may affect up to 500 jobs, including contractors and attritions.

In April 2012, ST-Ericsson announced a restructuring plan (the “ST-Ericsson April 2012 restructuring plan”) aimed at reducing its workforce by 1,700 employees worldwide including attritions and employee transfers. This restructuring plan has been combined with its ongoing cost savings plan formerly announced in June 2011. This plan is expected to be completed in 2013.

In June 2011, ST-Ericsson announced a restructuring plan (the “ST-Ericsson cost savings plan”) aimed at achieving $120 million of annualized savings by end of 2012. The main action included in this restructuring plan was a reduction in workforce of 500 employees worldwide.

In April 2009, ST-Ericsson announced a restructuring plan (the “STE restructuring plan”). The main actions included in the restructuring plan were a re-alignment of product roadmaps to create a more agile and cost-efficient R&D organization and a reduction in workforce of 1,200 worldwide to reflect further integration activities following the merger. On December 3, 2009, ST-Ericsson expanded its restructuring plan, targeting additional annualized savings in operating expenses and spending, along with an extensive R&D efficiency program. This plan was mainly completed in 2011.

In 2012, the Group incurred restructuring charges and other related closure costs for $94 million, net of release of unused provisions, relating primarily to:

•
$57 million for the ST-Ericsson April 2012 restructuring plan, consisting mainly in employee termination benefits accrued for involuntary leaves, benefits paid within voluntary leave arrangements and lease contract termination costs;

•	$20 million for the ST-Ericsson cost savings plan primarily related to employee termination benefits and contract termination costs;

•	$6 million for the Digital restructuring plan primarily related to employee termination benefits; and

•	$11 million restructuring charges and other related closure costs related to other restructuring initiatives.

Warranty and product guarantee

The Group’s customers occasionally return the Group’s products for technical reasons. The Group’s standard terms and conditions of sale provide that if the Group determines that products are non-conforming, the Group will repair or replace the non-conforming products, or issue a credit or rebate of the purchase price. Quality returns are not related to any technological obsolescence issues and are identified shortly after sale in customer quality control testing. Quality returns are usually associated with end-user customers, not with distribution channels. The Group provides for such returns when they are considered probable and can be reasonably estimated. The Group records the accrued amounts as a reduction of revenue.

Tax provisions

Tax provisions are related to certain tax positions that remain open for review in the Group’s major tax jurisdictions.

7.6.23.	Employee benefits

Employee benefits liabilities are detailed as follows:

In millions of USD	December 31, 2012	December 31, 2011
Retirement benefit obligation liability	291	255
Other long-term employee benefits	63	52
Other employee benefits liabilities	10	-
Salaries and wages	344	322
Social charges on salaries and wages	181	161
Total employee benefits liabilities	889	790
Non-current assets	(3)	-
Current liabilities	544	502
Non-current liabilities	348	288

Pensions

The Group has a number of defined benefit pension plans covering employees in various countries. The defined benefit plans provide pension benefits based on years of service and employee compensation levels. The Group uses December 31 as measurement date for all its plans. Eligibility is generally determined in accordance with local statutory requirements. In 2012 and 2011, the major defined benefit pension plans and long-term employee benefit plans were in the USA, France, Switzerland, UK and Italy.

The amounts recognized in the statement of financial position are determined as follows:

In millions of USD	December 31, 2012	December 31, 2011
Benefit obligations wholly or partially funded	(606)	(542)
Fair value of plan assets	422	378
Benefit obligations wholly unfunded	(290)	(232)
Unrecognized actuarial (gain) loss	185	137
Reserve against prepaid	(11)	(6)
Unrecognized past service cost	9	10
Total pension liabilities	(291)	(255)

The movements in the pension liability are as follows:

In millions of USD	2012	2011
Beginning of the year	255	267
Exchange difference	7	(20)
Pension expense before asset ceiling	69	49
Changes in the reserve against prepaid	5	3
Contributions paid	(45)	(44)
End of the year	291	255

Changes in defined benefit obligations are as follows:

In millions of USD	2012	2011
Beginning of the year	774	691
Service cost	40	34
Interest cost	33	33
Employee contributions	6	7
Plan amendment — past service cost — vested benefits	4	-
Actuarial (gain) loss	88	78
Acquisition / Transfer in	70	3
Divestiture / Transfer out	(70)	(3)
Effect of settlement	(47)	(23)
Benefits paid	(21)	(20)
Effect of foreign exchange translation	19	(26)
End of the year	896	774

Changes in plan assets are as follows:

In millions of USD	2012	2011
Beginning of the year	378	372
Expected return on plan assets	18	20
Employer contribution	34	30
Employee contribution	6	7
Acquisition / Transfer in	40	1
Sale / Transfer out	(40)	(1)
Effect of settlement	(30)	(16)
Benefits paid	(11)	(8)
Actuarial gain (loss)	17	(25)
Effect of foreign exchange translation	10	(2)
End of the year	422	378

The actual return on plan assets in 2012 was a gain of $35 million (2011: loss of $5 million). In 2012, the expected return on plan assets was a gain of $18 million (2011: gain of $20 million) resulting in an actuarial gain on plan assets of $17 million (2011: loss of $25 million).

The present value of the defined benefit obligation, the fair value of plan assets and the surplus or deficit in the pension plans for the current annual period and previous four annual periods are as follows:

In millions of USD	2012	2011	2010	2009	2008
Present value of defined benefit obligation	896	774	691	628	558
Fair value of pension plan assets	422	378	372	339	262
Deficit on pension plans	474	396	319	289	296
Experience adjustment on plan assets	(17)	25	(1)	(25)	48
Experience adjustment on plan liabilities	15	7	(3)	7	41

The amounts recognized in the income statement related to pensions are as follows:

In millions of USD	2012	2011
Current service cost	40	34
Interest cost	33	33
Expected return on plan assets	(18)	(20)
Amortization of unrecognized past service cost vested	4	-
Amortization of unrecognized past service cost non vested	1	1
Amortization of actuarial net loss (gain)	10	4
Effect of settlement	(1)	(3)
Asset ceiling	5	3
Total pension costs	74	52

Other long-term employee benefits

Other long-term employee benefits include seniority and loyalty award programs. The movements in the other long-term employee benefits liability are as follows:

In millions of USD	2012	2011
Beginning of the year	52	50
Service cost	9	4
Interest cost	3	3
Actuarial (gain) loss	2	(1)
Acquisition / Transfer in	3	-
Divestiture / Transfer out	(3)	-
Benefits paid	(3)	(2)
Effect of foreign exchange translation	-	(2)
End of the year	63	52

The amounts recognized in the income statement related to other long-term benefits are as follows:

In millions of USD	2012		2011
Current service cost	9	*	4
Interest cost	3		3
Amortization of actuarial net loss (gain)	2		(1)
Total other long-term benefits costs	14		6

*	Of which $6 million are related to ST-Ericsson Long-Term Incentive plan in 2012.

Assumptions

The weighted average assumptions used in the determination of pension obligations are as follows:

	2012	2011
Discount rate	3.43%	4.14%
Expected long-term rate of return on assets	3.63%	4.57%
Future salary increase	2.92%	2.99%

The discount rate was determined by comparison against long-term corporate bond rates applicable to the respective country of each plan. Prior to the application of the revised IAS 19 starting in 2013, in developing the expected long-term rate of return on assets, the Group modelled the expected long-term rates of return for broad categories of investments held by the plan against a number of various potential economic scenarios.

The expected return on plan assets was determined by considering the expected returns available on the assets underlying the current investment policy. Expected yield on fixed interest investments were based on gross redemption yields as at the balance sheet date. Expected returns on equity and property investments used to reflect long-term real rates of return experienced in the respective markets. As required by IAS 19 Revised, and for pension plans with plan assets, the 2013 expected return assumption is now set equal to the corresponding discount rate.

Assumptions regarding future mortality experience are set based on advice from published statistics and experience in each territory (eg. IRS 2013 Static Mortality Table for the USA, SAPS tables for United Kingdom and BVG 2005 for Switzerland).

The Group’s pension plan asset allocation at December 31, 2012 and 2011 is as follows:

	% of plan assets as at
Asset category	December 31, 2012	December 31, 2011
Equity securities	37%	31%
Bonds securities bearing regular interests	31%	25%
Real estate	2%	3%
Other	30%	41%

The Group’s investment strategy for its pension plans is to maximize the long-term rate of return on plan assets with an acceptable level of risk in order to minimize the cost of providing pension benefits while maintaining adequate funding levels.

The Group’s practice is to periodically conduct a review in each subsidiary of its asset allocation strategy. A portion of the fixed income allocation is reserved in short-term cash to provide for expected benefits to be paid. The Group’s equity portfolios are managed in such a way as to achieve optimal diversity and in certain jurisdictions they are entirely managed by the multi-employer funds. The Group does not manage any assets internally.

After considering the funded status of the Group’s defined benefit plans, movements in the discount rate, investment performance and related tax consequences, the Group may choose to make contributions to its pension plans in any given year in excess of required amounts. In 2012, the Group’s contributions to plan assets were $34 million (2011: $30 million) and it expects to contribute cash of $17 million in 2013.

Defined contribution plans

The Group has certain defined contribution plans, which accrue benefits for employees on a pro-rata basis during their employment period based on their individual salaries. In 2012, the annual cost of these plans amounted to approximately $94 million (2011: $98 million).

7.6.24.	Other non-current liabilities

Other non-current liabilities consisted of the following:

In millions of USD	December 31, 2012	December 31, 2011
Capacity rights	13	14
Other non-current liabilities	76	71
Total other non-current liabilities	89	85

The obligations for capacity rights are mainly due to the terms of the agreement for the inception of Numonyx that included rights granted to Numonyx to use certain assets retained by the Group. This capacity rights have been transferred to the acquirer of Numonyx. As at December 31, 2012, the value of such rights totaled $14 million (2011: $24 million) of which $13 million (2011: $14 million) was classified as a non-current liability.
7.6.25.	Trade accounts payable, other payables and accrued liabilities

In millions of USD	December 31, 2012	December 31, 2011
Trade accounts payable	797	656
Dividends due to shareholders	89	88
Taxes other than income taxes	71	62
Advances	45	73
Accounts payable to associates	45	47
Capacity rights	1	10
Royalties	39	35
Other accrued liabilities	119	184
Total other payables and accrued liabilities	409	499

7.6.26.	Significant categories of income

In millions of USD	December 31, 2012	December 31, 2011
Sales of goods	8,380	9,630
License revenue and patent royalty income	113	105
French research tax credit recognized as a reduction of Research & Development expenses	152	159
Research and development funding recognized in Other income	101	128
Finance income	41	28
Total	8,787	10,050

7.6.27.	Operating segment information

The Group operates in two business areas: Semiconductors and Subsystems.

In the Semiconductors business area, the Group designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital, and mixed-signal applications. In addition, the Group further participates in the manufacturing value chain of Smartcard products, which includes the production and sale of both silicon chips and Smartcards.

In the Subsystems business area, the Group designs, develops, manufactures and markets subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to its business as a whole, the Subsystems business area does not meet the requirements for a reportable segment. All the financial values related to Subsystems including net revenues and related costs, are reported in the segment “Others”.

The organization existing in 2012 was as follows:

•	Automotive Segment (APG);
•	Digital Segment, consisting of two product lines:
o	Digital Convergence Group (DCG); and
o	Imaging, Bi-CMOS ASIC and Silicon Photonics Group (IBP).

•	Analog, MEMS and Microcontrollers Sector (AMM), comprised of three product lines:

o	Analog, MEMS & Sensors (AMS);
o	Industrial & Power Conversion (IPC); and
o	Microcontrollers, Memories & Secure MCUs (MMS).

•	Power Discrete Product Segment (PDP);

•	Wireless Segment comprised of the following product lines:

o	Connectivity (COS);
o	Smartphone and Tablet Solutions (STS);
o	Modems (MOD); and
o	Other Wireless, in which the Group reported other revenues, gross margin and other items related to the Wireless business but outside the ST-Ericsson JVS.

In 2012, the Group revised its results from prior periods in accordance with the new segment structure. The preparation of segment information according to the new segment structure requires management to make significant estimates, assumptions and judgments in determining the operating income of the segments for the prior reporting periods. The Group believes that the revised 2011 presentation is consistent with that of 2012 and is using these comparatives when managing its segments.

The Group’s principal investment and resource allocation decisions in the Semiconductor business area are for expenditures on research and development and capital investments in front-end and back-end manufacturing facilities. These decisions are not made by product segments, but on the basis of the Semiconductor Business area. All product segments share common research and development for process technology and manufacturing capacity for most of their products.

The following tables present the Group’s consolidated net revenues and consolidated operating income (loss) by semiconductor product segment. For the computation of the segments’ internal financial measurements, the Group uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with the Group’s internal policies, certain cost items are not charged to the segments, including unused capacity charges, impairment, restructuring charges and other related closure costs including ST-Ericsson plans, phase-out and start-up costs of certain manufacturing facilities, the NXP arbitration award charge, strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses, other non-recurrent purchase accounting items and certain other miscellaneous charges. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the product segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in the costs of goods sold.

Net revenues by product segment and product line

	December 31, 2012	December 31, 2011
Automotive (APG)	1,554	1,678
Digital Convergence Group (“DCG”)	888	1,084
Imaging, Bi-CMOS ASIC and Silicon Photonics Group (“IBP”)	437	722
Other Digital	9	33
Digital	1,334	1,839
Analog, MEMS & Sensors (“AMS”)	1,320	1,335
Industrial & Power Conversion (“IPC”)	733	864
Microcontrollers, Memories & Secure MCUs (“MMS”)	1,147	1,175
Other AMM	-	3
Analog, MEMS and Microcontrollers (“AMM”)	3,200	3,377
Power Discrete Products (“PDP”)	1,015	1,240
Connectivity (“COS”)	120	233
Smartphone and Tablet Solutions (“STS”)	1,102	1,202
Modems (“MOD”)	129	115
Others	(6)	2
Wireless	1,345	1,552
Others	45	49
Total consolidated net revenues	8,493	9,735

Operating income (loss) by product group and reconciliation to operating income (loss)

	December 31, 2012	December 31, 2011
Automotive (APG)	129	227
Digital	(154)	108
Analog, MEMS and Microcontrollers (AMM)	418	606
Power Discrete Products (PDP)	18	139
Wireless	(885)	(812)
Sub-total operating income of product segments	(474)	268
Strategic R&D and other R&D programs	(12)	(13)
Phase-out and start-up costs	-	(8)
Impairment and restructuring charges	(1,376)	(75)
Unused capacity charges	(172)	(149)
Other non-allocated income and costs	7	23
Adjustment on acquired IP R&D	(21)	(23)
Net impact of capitalized development costs	119	113
Goodwill	(437)	-
Difference in timing for recognition of restructuring provisions	13	(10)
Derivative instruments not designated as hedge instruments under IFRS	48	(55)
Difference on amortization of intangibles acquired in business combinations	(16)	(22)
Other non-allocated expenses and IFRS/US GAAP adjustments	7	(58)
Sub-total Operating loss Others and US GAAP to IFRS adjustments impact on operating income (loss)(1)	(1,840)	(277)
Total operating income (loss)	(2,294)	(9)

(1): Operating loss Others includes items such as impairment, restructuring charges and other related closure costs, unused capacity charges, the NXP arbitration award charge, start-up costs and other unallocated expenses. The Group’s Chief Operating Decision maker uses US GAAP metrics when managing the Group. Therefore, US GAAP to IFRS adjustments are not allocated to product segments.

The following is a summary of operations by entities located within the indicated geographic areas for 2012 and 2011. Net revenues represent sales to third parties from the country in which each entity is located. A significant portion of property, plant and equipment expenditures is attributable to front-end and back-end facilities, located in the different countries in which the Group operates. As such, the Group mainly allocates capital spending resources according to geographic areas rather than along product segment areas.

Net revenues by geographical area

In millions of USD	December 31, 2012	December 31, 2011
The Netherlands	1,524	1,928
France	189	172
Italy	131	157
USA	1,014	1,120
Singapore	3,784	4,945
Japan	418	497
Other countries	1,433	916
Total net revenues	8,493	9,735

Property, plant and equipment net by geographical area

In millions of USD	December 31, 2012	December 31, 2011
The Netherlands	241	124
France	1,228	1,509
Italy	716	812
Other European countries	169	200
USA	18	17
Singapore	441	552
Malaysia	238	303
Other countries	436	448
Total property, plant and equipment, net	3,487	3,965

7.6.28.	Expenses by nature

Expenses recorded as cost of sales and research and development and selling, general and administrative are detailed as follows:

In millions of USD	December 31, 2012	December 31, 2011
Depreciation and amortization	1,480	1,606
Employee benefit expenses	3,173	3,364
Purchase of materials and subcontracting services	3,252	3,774
Changes in inventories	(191)	60
Transportation	130	133
Royalties and patents	122	115
Advertising costs	12	11
Other expenses	2,055	780
Total cost of sales, research and development, and selling, general and administrative	10,033	9,843

Employee benefit expenses are detailed as follows:

In millions of USD	December 31, 2012	December 31, 2011
Wages and salaries	2,302	2,493
Payroll taxes and other social contribution charges	680	685
Share-based compensation expense	10	29
Pensions and other long-term benefits expense	181	156
Total employee benefit expenses	3,173	3,364
Of which included in:
Cost of sales	1,220	1,332
Selling, general and administrative	750	781
Research and development	1,203	1,251

7.6.29.	Other income / expenses

Other income consisted of the following:

In millions of USD	December 31, 2012	December 31, 2011
Research and development funding	101	128
Foreign exchange forward contracts and other currency derivatives	17	-
Net foreign exchange gain	5	8
Gain on sale of non-current assets	9	15
Total other income	132	151

Other expenses consisted of the following:

In millions of USD	December 31, 2012	December 31, 2011
Start-up / Phase out costs	-	8
Impairment of assets held for sale and related costs	13	8
Foreign exchange forward contracts and other currency derivatives	-	3
Patent litigation costs	20	28
Net foreign exchange loss	-	-
Other expenses	4	5
Total other expenses	37	52

The Group receives significant public funding from governmental agencies in several jurisdictions. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions have been met.

Start-up costs represent costs incurred in the start-up and testing of the Group’s new manufacturing facilities, before reaching the earlier of a minimum level of production or six months after the fabrication line’s quality certification.  Phase-out costs for facilities during the closing stage are treated in the same manner.

Patent costs include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees.

7.6.30.	Finance income / costs

Total finance income and finance costs consisted of the following:

In millions of USD	December 31, 2012	December 31, 2011
Interest income on subordinated notes	-	-
Interest income on other available-for-sale financial assets	2	7
Ineffective portion of contingent collars designated as cash flow hedges	-	6
Gain on sale of combined options	-	-
Gain on unwinding of cash flow hedges on shares received on investment divestiture	-	-
Other finance income	39	15
Total finance income	41	28
Interests on bonds and bank borrowings	64	45
Interests on finance leases	-	2
Bank charges and commissions	10	11
Premium paid on contingent collars	-	-
Change in fair value of held for trading financial instruments	1	-
Loss on sale of shares received on investment divestiture	-	4
Other finance costs	1	2
Total finance costs	76	64

7.6.31.	Components of other comprehensive income

In millions of USD	December 31, 2012	December 31, 2011
Cash flow hedges:
Gains / (losses) arising during the year	11	(128)
Reclassification adjustments for gains / (losses) included in the income statement	41	65
	52	(63)
Available-for-sale financial assets:
Gains / (losses) arising during the year	6	(42)
Reclassification adjustments for losses included in the income statement	1	9
	7	(33)

7.6.32.	Income tax

The major components of income tax benefit (expense) for the years ended December 31, 2012 and 2011 are:

Consolidated income statement

In millions of USD	December 31, 2012	December 31, 2011
The Netherlands taxes – current	(1)	(11)
Foreign taxes- current	(130)	(104)
Current taxes	(131)	(115)
The Netherlands taxes – deferred	1	(1)
Foreign deferred taxes	41	(45)
Income tax benefit (expense)	(89)	(161)

Consolidated statement of other comprehensive income (deferred tax related to items charged or credited directly to equity during the year)

In millions of USD	December 31, 2012	December 31, 2011
Net gain (loss) on revaluation of cash flow hedges	(13)	4
Unrealized gain (loss) on available-for-sale financial assets	-	1
Income tax charged directly to equity	(13)	5

A reconciliation between income tax benefit and the product of loss before tax multiplied by the Netherlands’ statutory tax rate for the years ended December 31, 2012 and 2011 is as follows:

In millions of USD	December 31, 2012	December 31, 2011
Gain (loss) before income tax	(2,396)	214
Income tax benefit (expense) at the Netherlands’ statutory tax rate of 25% (2010:25.5%)	468	(54)
Non-deductible, non-taxable items	(110)	(38)
Gain (loss) on investments in associates	(6)	(7)
Impairment of deferred tax assets and tax losses with no deferred tax asset recognized	(220)	(83)
Impact of final tax assessments relating to prior years	10	-
Effects of change in tax rates on deferred taxes	-	1
Current year credits	77	94
Other tax credits	2	3
Benefits from tax holidays	38	113
Current year tax risk	(83)	(2)
Earnings (losses) of subsidiaries taxed at different rates	(265)	(188)
Income tax benefit (expense)	(89)	(161)

During the year ended December 31, 2012, the Group did not recognize deferred tax assets on net operating losses for an approximate amount of $167 million, which relates mainly to ST-Ericsson and would expire ultimately in 2019.

In 2012 and 2011, the line “Earnings (losses) of subsidiaries taxed at different rates” includes a decrease of $320 million and $131 million, respectively, related to significant losses in countries subject to tax holidays.

The tax holidays represent a tax exemption period aimed at attracting foreign technological investment in certain tax jurisdictions. The effect of the tax benefits on basic earnings per share was $0.04 per share in 2012 (2011: $0.13 per share). These agreements are present in various countries and include programs that reduce up to 100% of taxes in years affected by the agreements. The Group’s tax holidays expire at various dates through the year ending December 31, 2019.

Deferred tax assets and liabilities consisted of the following:

In millions of USD	December 31, 2012	December 31, 2011
Tax loss carry forwards and investment credits	323	217
Inventory valuation	24	23
Impairment charges and restructuring	51	55
Fixed assets depreciation in arrears	75	56
Receivables for government funding	15	13
Pension service costs	73	26
Share awards	-	7
Commercial accruals	10	13
Other temporary differences	110	157
Deferred tax assets	681	567
Accelerated fixed assets depreciation	64	69
Acquired intangible assets	141	163
Advances of government funding	26	16
Other temporary differences	114	36
Deferred tax liabilities	345	284
Net deferred income tax asset	336	283

For a particular tax-paying component of the Group and within a particular tax jurisdiction, all deferred tax assets and liabilities are offset and presented as a single amount. The Group does not offset deferred tax assets and liabilities attributable to different tax-paying component or to different tax jurisdictions.

As at December 31, 2012, the Group has short-term and long-term deferred tax assets. The timing for recovery is expected as follows:

In millions of USD	December 31, 2012	December 31, 2011
Deferred tax assets to be recovered within 12 months	139	167
Deferred tax assets to be recovered beyond 12 months	413	264
Deferred tax assets	552	431
Deferred tax liabilities to be incurred within 12 months	91	13
Deferred tax liabilities to be incurred beyond 12 months	125	135
Deferred tax liabilities	216	148
Net deferred income tax asset	336	283

In millions of USD	December 31, 2010	Exchange differences	Income tax charged directly to equity	Income statement benefit (expense)	December 31, 2011	Exchange differences	Income tax charged directly to equity	Income tax charged directly to non- controlling interest	Income statement benefit (expense)	December 31, 2012
Deferred tax assets
Tax losses	326	(5)	-	(104)	217	1	-	25	80	323
Impairment charge and restructuring	82	(2)	-	(25)	55	-	-	-	(4)	51
Fixed asset depreciation	47	(2)	-	11	56	1	-	-	18	75
Other	200	(4)	5	38	239	1	(13)	-	5	232
Total deferred tax assets	655	(13)	5	(80)	567	3	(13)	25	99	681
Deferred tax liabilities
Accelerated tax depreciation	(83)	(2)	-	16	(69)	(1)	-	-	6	(64)
Acquired intangible assets	(152)	(2)	-	(9)	(163)	-	-	-	22	(141)
Other	(79)	(1)	-	28	(52)	-	-	(2)	(86)	(140)
Total deferred tax liabilities	(314)	(5)	-	35	(284)	(1)	-	(2)	(58)	(345)
Net deferred tax	341	(18)	5	(45)	283	2	(13)	23	41	336

As at December 31, 2012, the Group has gross deferred tax assets on tax loss carry forwards and investment credits that expire starting 2013, as follows:

Year	In millions of USD
2013	7
2014	7
2015	14
2016	35
2017	13
Thereafter	744
Total	820

As at December 31, 2012, deferred tax assets not recognized in the statement of financial position amounted to $1,634 million (2011: $1,491 million) and are detailed as follows:

•
$1,114 million (2011: $1,111 million) relating to an agreement granting the Group certain tax credits for capital investments purchased through the year ended December 31, 2006. Any unused tax credits granted under the agreement will continue to increase yearly by a legal inflationary index of 0.76% (2011: 2.05%). The credits may be utilized through 2020 or later depending on the Group meeting certain program criteria. In addition to this agreement, from 2007 onwards, the Group has continued and will continue to receive tax credits on the yearly capital investments, which may be used to offset that year’s tax liabilities and increases by the legal inflationary rate. However, pursuant to the inability to use these credits currently and in future years, the Group did not recognize in 2012 these deferred tax assets in the statement of financial position (2011: nil).

•
$520 million (2011: $380 million) of tax loss carry forwards corresponding to net operating losses acquired in business combinations, or generated in on-going operations, whose recovery was not considered probable.

7.6.33.	Earnings per share

For the year ended December 31, 2012 and December 31, 2011, earnings per share (“EPS”) were calculated as follows:

In millions of USD	December 31, 2012	December 31, 2011
Basic EPS
Net result attributable to the equity holder of the parent	(1,190)	581
Weighted average shares outstanding	886,699,953	883,619,377
Basic EPS	(1.34)	0.66
Diluted EPS
Net result	(1,190)	581
Net result adjusted	(1,190)	581
Weighted average shares outstanding	886,699,953	883,619,377
Dilutive effect of stock options	-	-
Dilutive effect of non-vested shares	-	2,899,344
Dilutive effect of convertible debt	-	5,624
Number of shares used for diluted EPS	886,699,953	886,524,345
Diluted EPS	(1.34)	0.66

As at December 31, 2012, there were outstanding stock options exercisable into the equivalent of 16,690,472 common shares. There was also the equivalent of 5,624 common shares outstanding for 2013 convertible bonds. None of these bonds have been converted into shares during the year ended December 31, 2012.

7.6.34.	Related party

Transactions with significant shareholders, their affiliates and other related parties were as follows:

In millions of USD	December 31, 2012	December 31, 2011
Sales and other services	226	269
Research and development expenses	(282)	(235)
Other purchases	(53)	(60)
Accounts receivable	53	54
Accounts payable	62	42

For the years ended December 31, 2012 and 2011, the related party transactions were primarily with significant shareholders of the Company, or their subsidiaries and companies in which management of the Group perform similar policymaking functions. These include, but are not limited to: Areva, France Telecom Orange, Adecco, Flextronics, Oracle and Technicolor. The related party transactions presented in the table above also include transactions between the Group and its associates and jointly controlled entities as listed in Note 7.6.10. Each of the aforementioned arrangements and transactions is negotiated without the personal involvement of the Supervisory Board members and are made in line with market practices and conditions.

Since the formation of ST-Ericsson, the Group purchases R&D services from ST-Ericsson AT (“JVD”). For the year ended December 31, 2012, the total R&D services purchased from ST-Ericsson AT amounted to $224 million (2011: $194 million) and outstanding trade payables amounted to $44 million as at December 31, 2012 (December 31, 2011: $23 million).

The Group made no cash contribution for the year ended December 31, 2012 and contributed cash amounts totaling $750,000 for the year ended December 31, 2011, to the ST Foundation, a non-profit organization established to deliver and coordinate independent programs in line with its mission. Certain members of the Foundation’s Board are senior members of the Company’s management.

In 2012 and 2011, the total remuneration paid to the sole member of the Managing Board and to the other executive officers was as follows:

For the year ended December 31, 2012, in USD	Short-term benefits				Post- employment benefits	Other long-term benefits	Termination benefits	Share-based payments
	Salary	Bonus	Non-cash benefits	Social security contributions(1)	Pensions(2)			Unvested stock awards	Stock- options	Total
Sole Member of the Managing Board	1,028,792	823,035	103,101	337,380	280,094	-	-	215,326	-	2,787,728
Executive officers (excluding Sole Member of the Managing Board)	15,217,786	3,356,198	4,605,902	4,776,028	948,302	-	28,389	1,375,274	-	30,307,879
Executive Committee total remuneration	16,246,578	4,179,233	4,709,003	5,113,408	1,228,396	-	28,389	1,590,600	-	33,095,607

	Short-term benefits				Post- employment benefits	Other long-term benefits	Termination benefits	Share-based payments
For the year ended December 31, 2011, in USD	Salary	Bonus	Non-cash benefits	Social security contributions(1)	Pensions(2)			Unvested stock awards	Stock- options	Total
Sole Member of the Managing Board	1,050,271	1,458,239	109,536	408,009	286,272	-	-	613,825	-	3,926,152
Executive officers (excluding Sole Member of the Managing Board)	14,707,625	7,009,453	3,772,592	4,918,815	847,344	-	259,795	4,899,775	-	36,415,399
Executive Committee total remuneration	15,757,896	8,467,692	3,882,128	5,326,824	1,133,616	-	-	5,513,600	-	40,341,551
(1):	Include compulsory contribution to pension plans
(2):	Complementary pension plan for Executive Management

The Group’s 33 executive officers, including the sole Member of the Managing Board, were granted in 2012 for free 1,360,500 non-vested shares subject to the achievement of performance objectives and service conditions being met. The weighted average grant date fair value of non-vested shares granted to employees under the 2012 Employee Plan was $4.87.

The Group’s 25 executive officers, including the sole Member of the Managing Board, were granted in 2011 for free 1,118,000 non-vested shares subject to the achievement of performance objectives and service conditions being met. The weighted average grant date fair value of non-vested shares granted to employees under the 2011 Employee Plan was $9.11.

The bonus paid to the executive officers corresponds to a Corporate Executive Incentive Program (the “EIP”) that entitles selected executives to a yearly bonus based upon the individual performance of such executives. The maximum bonus awarded under the EIP is based upon a percentage of the executives’ salary and is adjusted to reflect the Groups’ overall performance. The participants in the EIP must satisfy certain personal objectives that are focused on, among others, return on net assets, customer service, profit, cash and market share.

The executive officers and the Managing Board were covered in 2012 and 2011 under certain Group life and medical insurance programs, pension, state-run retirement and other similar benefit programs and other miscellaneous allowances.

At the end of the year 2005, the Compensation Committee recommended and the Supervisory Board decided to grant an additional pension benefit plan to the Group’s sole member of the Managing Board and a limited number of senior executives that have made key contributions to the Group’s success. Pursuant to this plan, in 2012 the Group made a contribution of $0.3 million to the plan of the sole member of the Managing Board, $0.2 million to the plan of the Chief Operating Officer, and $0.8 million to the plan for all other beneficiaries. The amount of pension plan payments made for other beneficiaries, such as former employees retired in 2012 and no longer salaried in 2012 were $0.7 million.

Individual remuneration paid to Supervisory Board Members in 2012 and 2011 was recorded as follows:

In Euros	2012		2011
Didier Lombard	151,750		152,500
Bruno Steve	149,875		156,500
Gerald Arbola	-		72,875
Jean d’Arthuys	-	(1)	79,000
Raymond Bingham	89,750		93,875
Douglas Dunn	8,625	(2)	88,250
Jean-Georges Malcor	84,375		76,500
Alessandro Ovi	89,375		93,875
Alessandro Rivera	83,125		77,500
Antonio Turicchi	-		72,875
Martine Verluyten	76,875	(3)	-
Tom de Waard	155,000		214,625
Total	888,750		1,178,375
(1):	Mr. d’Arthuys would have been entitled to receive € 85,875 in 2012, but he waived his right to receive any compensation from the Group in relation to his mandate as a member of the Supervisory Board.
(2):	Mr. Dunn was a member of the Supervisory Board until May 30, 2012.
(3):	Ms. Verluyten was appointed as a member of the Supervisory Board on May 30, 2012.

Share awards granted to Supervisory Board Members and Professionals in 2012 and 2011 were as follows:

	2012		2011
	Number of share awards granted	Grant price	Number of share awards granted	Grant price
Bruno Steve	15,000	€1.04	15,000	€1.04
Raymond Bingham	15,000	€1.04	15,000	€1.04
Martine Verluyten	15,000	€1.04	-	-
Tom de Waard	15,000	€1.04	15,000	€1.04
Didier Lombard	15,000	€1.04	15,000	€1.04
Douglas Dunn	7,500	€1.04	15,000	€1.04
Alessandro Ovi	15,000	€1.04	15,000	€1.04
Jean-Georges Malcor	15,000	€1.04	15,000	€1.04
Jean d’Arthuys	15,000	€1.04	15,000	€1.04
Alessandro Rivera	15,000	€1.04	15,000	€1.04
Luigi Chessa	7,500	€1.04	7,500	€1.04
Christophe Duval	-	-	7,500	€1.04
Bertrand Loubert	7,500	€1.04	7,500	€1.04
Andrea Novelli	7,500	€1.04	7,500	€1.04
Willem Steenstra Toussaint	7,500	€1.04	7,500	€1.04
Nicolas Manardo	7,500	€1.04	-	-

7.6.35.	Commitments, contingencies claims and legal proceedings

Commitments

The Group’s commitments as at December 31, 2012 were as follows:

In millions of USD	Total	2013	2014	2015	2016	2017	There- after
Operating leases	277	71	46	36	27	24	73
Purchase obligations	521	414	67	40	-	-	-
Of which:
Equipment purchase	175	175	-	-	-	-	-
Foundry purchase	127	127	-	-	-	-	-
Software, technology licenses and design	219	112	67	40	-	-	-
Other obligations	344	122	72	52	42	37	19
Total	1,142	607	185	128	69	61	92

As a consequence of the Group’s planned closures of certain of its manufacturing facilities, some of the contracts as reported above have been terminated. The termination fees for the sites still in operation have not been taken into account.

Operating leases are mainly related to building and equipment leases. The amount disclosed is composed of minimum payments for future leases from 2013 to 2017 and thereafter. The Group leases land, buildings, plants and equipment under operating leases that expire at various dates under non-cancellable lease agreements. For the year ended December 31, 2012, the operating lease expense was $99 million (2011: $107 million).

Purchase obligations are primarily comprised of purchase commitments for equipment, for outsourced foundry wafers and for software licenses.

Other obligations primarily relate to firm contractual commitments with respect to partnership and cooperation agreements.

Contingencies

The Group is subject to the possibility of loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Group, breach of contract claims, claims for unauthorized use of third-party intellectual property, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. In determining loss contingencies, the Group considers the likelihood of a loss of an asset or the incurrence of a liability as well as the ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when it is probable that a liability has been incurred and when the amount of the loss can be reasonably estimated. The Group regularly re-evaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Group. Changes in these evaluations could result in an adverse material impact on the Group’s results of operations, cash flows or its financial position for the period in which they occur.

Claims and legal proceedings

The Group has received and may in the future receive communications alleging possible infringements of third party patents or other third party intellectual property rights. Furthermore, the Group periodically enters into discussions regarding a broad patent cross license arrangement with other industry participants. There is no assurance that such discussions may be brought to a successful conclusion and result in the intended agreement. The Group may become involved in costly litigation brought against the Group regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Group, the Group may be required to take a license to third party patents and/or other intellectual property rights at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Group’s results of operations, cash flows, financial position and/or ability to compete.

The Group is otherwise also involved in various lawsuits, claims, investigations and proceedings incidental to its business and operations.

In 2006, Tessera initiated a patent infringement lawsuit against the Group and numerous other semiconductor manufacturers in the U.S. District Court for the Northern District of California. Tessera then filed a complaint in 2007 with the International Trade Commission in Washington, D.C. (“ITC”) against the Group and numerous other parties. During the ITC proceedings, the District Court action was stayed. On May 20, 2009 the ITC issued a limited exclusion order as well as a cease and desist order, both of which were terminated when the Tessera patents expired. The patents asserted by Tessera, in both the ITC and District Court actions, which related to ball grid array packaging technology, expired in September 2010. The Court of Appeal subsequently affirmed the ITC’s decision and on November 28, 2011, the U.S. Supreme Court denied the defendants’ petition for review, and the ITC decision became final.

In January 2012, the District Court proceedings were revived in California. The Court has appointed a special master to advise it on technical issues and the case is currently proceeding through the discovery phase. Trial has been tentatively scheduled for April 2014. Pursuant to these proceedings, Tessera is seeking an unspecified amount of monetary damages as compensation for alleged infringement of its asserted patents now expired.

On December 1, 2010, Rambus Inc. filed a complaint with the ITC against the Group and numerous other parties, asserting that the Group engaged in unfair trade practices by importing certain semiconductor chips that include memory controllers and/or certain peripheral interface technologies such as SerDes, PCI Express, SATA and SAS that allegedly infringe certain patents owned by Rambus. The complaint sought an exclusion order to bar importation into the United States of all accused semiconductor chips that infringe any claim of the asserted patents, as well as products of certain party customers incorporating the same. The complaint further sought a cease and desist order directing the Group and other parties to cease and desist from importing, marketing, advertising, demonstrating, sampling, warehousing inventory for distribution, offering for sale, selling, distributing, licensing, or using the accused semiconductor chips and products of certain party customers containing such semiconductor chips, that infringe any claim of the asserted patents. On December 29, 2010, the ITC voted to institute an investigation based on Rambus’ complaint. A trial was held before the ITC from October 11, 2011 until October 20, 2011. On March 2, 2012, an administrative law judge (“ALJ”) issued an Initial Determination ruling that the Group, along with its other co-defendants, did not violate section 337 of the Tariff Act of 1930. On July 25, 2012, the ITC elected to terminate the ITC investigation with a finding of no violation of section 337 of the Tariff Act of 1930. The ITC affirmed the ALJ’s findings that all of Rambus’ asserted patent claims were invalid, except for one, for which it found that Rambus had not demonstrated infringement. In addition, the ITC reversed a determination that Rambus had demonstrated the existence of a domestic industry and affirmed a determination that certain patents are unenforceable under the doctrine of unclean hands. On September 25, 2012, Rambus filed a notice of appeal with the Court of Appeals for the Federal Circuit, which is currently pending.

Also on December 1, 2010, Rambus filed a lawsuit against the Group and other co-defendants in the U.S. District Court for the Northern District of California alleging infringement of nineteen Rambus patents. On June 13, 2011, the District Court issued an order granting in part and denying in part defendants’ motion to stay the action concerning Rambus patent infringement claims pending completion of the aforementioned ITC proceedings including all appeals. The case is currently stayed as to nine of the asserted patents, and moving forward as to the remaining patents. No trial date has yet been set. The Group intends to vigorously defend its rights and position in these matters.

The resolution of litigation proceedings which the Group faces, including the matters referred to above, involve complex questions of fact and law. The results of legal proceedings are uncertain. Adverse determination in any of these types of disputes may have a material adverse impact on the Group’s financial results and operations.

The Group regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Group. There can be no assurance that its recorded reserves will be sufficient to cover the extent of its potential liabilities. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Group’s interests, or in the event the Group needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize. As of December 31, 2012, provisions for estimated probable losses and possible losses with respect to claims and legal proceedings were not considered material.

7.6.36.	Financial risk management objectives and policies

The Group is exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its on-going investing and financing activities. The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures.

Risk management is carried out by a central treasury department (Corporate Treasury). Simultaneously, a Treasury Committee, chaired by the CFO, steers treasury activities and ensures compliance with corporate policies. Treasury activities are thus regulated by the Group’s policies, which define procedures, objectives and controls. The policies focus on the management of financial risk in terms of exposure to market risk, credit risk and liquidity risk. Treasury controls are subject to internal audits. Most treasury activities are centralized, with any local treasury activities subject to oversight from head treasury office. Corporate Treasury identifies, evaluates and hedges financial risks in close cooperation with the Group’s operating units. It provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, price risk, credit risk, use of derivative financial instruments, and investments of excess liquidity. The majority of cash and cash equivalents is held in U.S. dollars and Euros and is placed with financial institutions rated at least a single “A” long term rating from two of the major rating agencies, meaning at least A3 from Moody’s Investor Service and A- from Standard & Poor’s and Fitch Ratings, or better. In the current economic environment, with the on-going sovereign debt and financial crisis, these ratings are closely and continuously monitored in order to manage exposure of the counterparty’s risk of both financial institutions and sovereign debt. Marginal amounts are held in other currencies. Hedging transactions are performed only to hedge exposures deriving from operating, investing and financing activities conducted in the normal course of business.

Market risk

Foreign exchange risk

The Group conducts its business on a global basis in various major international currencies. As a result, the Group is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities at the Group’s subsidiaries.

Management has set up a policy to require the Group’s subsidiaries to hedge their entire foreign exchange risk exposure with the Group through financial instruments transacted or overseen by Corporate Treasury. To manage their foreign exchange risk arising from foreign-currency-denominated assets and liabilities, entities in the Group use forward contracts and purchased currency options. Foreign exchange risk arises when recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. These instruments do not qualify as hedging instruments for accounting purposes. Forward contracts and currency options, including collars, are also used by the Group to reduce its exposure to U.S. dollar fluctuations in Euro-denominated, Swedish-Krona-denominated or Singapore dollar-denominated forecasted intercompany transactions that cover a large part of its research and development, selling general and administrative expenses as well as a portion of its front-end manufacturing production costs of semi-finished goods. The derivative instruments used to hedge the forecasted transactions relating to front-end manufacturing production costs meet the criteria for designation as cash flow hedge. The hedged forecasted transactions have a high probability of occurring for hedge accounting purposes.

It is the Group’s policy to keep the foreign exchange exposures in all the currencies hedged month by month against the monthly standard rate. At each month end, the forecasted flows for the coming month are hedged together with the fixing of the new standard rate. For this reason the hedging transactions will have an exchange rate very close to the standard rate at which the forecasted flows will be recorded on the following month. As such, the foreign exchange exposure of the Group, which consists in the balance sheet positions and other contractually agreed transactions, is always equivalent to zero and any movement in the foreign exchange rates will not influence the exchange effect on items of the consolidated income statement. Any discrepancy from the forecasted values and the actual results is constantly monitored and prompt actions are taken, if needed.

The hedging activity of the Group and the impact on the financial statements is described in details in note 7.6.14.4.

The following sensitivity analysis was based on recognized assets and liabilities, including non-monetary items, of STMicroelectronics and its subsidiaries. Equity would have been approximately $86 million higher/lower (2011: $83 million higher/lower) if the Euro strengthened/weakened by 300 pips against the US dollar, arising mainly from translation of net assets from subsidiaries which functional currency is the Euro.

At December 31, 2012 if the Euro had strengthened by 300 pips against the US dollar with all other variables held constant, net result for the year would have been $10 million higher (2011: $19 million higher), mainly as a result of foreign exchange gains on outstanding derivative instruments not designated as cash flow hedge. If the Euro had weakened by 300 pips against the US dollar with all other variables held constant, impact in net income would have been $8 million lower (2011: $19 million lower), mainly due to foreign exchange losses on outstanding derivative instruments not designated as cash flow hedge but also as a result of not exercised currency options.

Cash flow and fair value interest rate risk

The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates, whose amount is currently negligible, expose the Group to fair value interest rate risk.

The Group analyses its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. Since almost all the liquidity of the Group is invested in floating rate instruments, the Group’s interest rate risk arises from the mismatch of fixed rate liabilities and floating rate liquid assets.

At December 31, 2012, if interest rates had been 20 basis points higher/lower with all other variables held constant, net income for the year would have been $1 million higher/lower respectively, mainly as a result of a high level of liquid assets in relation to debt. At December 31, 2011, if interest rates had been 20 basis points higher/lower with all other variables held constant, net income for the year would have been $1 million higher/lower respectively, mainly as a result of a high level of liquid assets in relation to debt.

During 2012 and 2011, the Group’s borrowings at variable rate were denominated in Euros and in US dollars.

Price risk

As part of its on-going investing activities, the Group may be exposed to equity security price risk for investments in public entities classified as available-for-sale, as described in Note 7.6.14.1. In order to hedge the exposure to this market risk, the Group may enter into certain derivative hedging transactions.

The hedging activity of the Group on price risk and the impact on the financial statements is described in details in note 7.6.14.4.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

The Group selects banks and/or financial institutions that operate with the group based on the criteria of long term rating from at least two major Rating Agencies and keeping a maximum outstanding amount per instrument with each bank group not to exceed 20% of the total. This percentage has been reviewed since 2007 to cope with the ongoing financial crisis and always been kept at a maximum of 15% for major counterparty banks with high capitalization.

Due to the concentration of part of its operations in Europe, primarily in France and in Italy, the Group assessed in 2012 and 2011 the level of direct and indirect exposures to the sovereign debt crisis in the Euro zone. The analysis focused on cash and cash equivalents, loans and receivables, deferred tax assets and other financial assets held in European countries experiencing significant economic, fiscal or political strains that increase the likelihood of default. To identify the countries at risk, the Group considered recent economic developments, such as credit downgrades, widening credit spreads and public deficit reduction plans and the impact such developments could have on the Group’s financial position, results of operations, liquidity, and capital resources. The assessment also aimed at identifying indirect exposures to the current economic environment in the Euro zone, such as concentrations of cash and financial instruments with financial institutions highly exposed to the sovereign debt crisis. The Group concluded that the situation in the Euro zone was in evolution but that no factors indicated a high level of credit risk exposure due to a sovereign default in the short term.

The Group monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. If certain customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, risk control assesses the credit quality of the customer, taking into account its financial position, past experience and other factors. Individual risk limits are set based on internal and external ratings in accordance with limits set by management. The utilization of credit limits is regularly monitored. Sales to customers are primarily settled in cash. At December 31, 2012, one customer, the Nokia Group of companies, represented 7.1% of trade accounts receivable, net (2011: 11.3%). Any remaining concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many geographic areas.

Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and cash equivalents, short-term deposits and marketable securities, the availability of funding from committed credit facilities and the ability to close out market positions. The Group’s objective is to maintain a significant cash position and a low debt-to-equity ratio, which ensure adequate financial flexibility. Liquidity management policy is to finance the Group’s investments with net cash provided from operating activities.

Management monitors rolling forecasts of the Group’s liquidity reserve on the basis of expected cash flows.

A maturity analysis of interest-bearing loans and borrowings is shown is note 7.6.14.3.

Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to create value for shareholders and benefits and returns for other stakeholders, as to maintain an optimal capital structure. In order to maintain or adjust the capital structure, the Group may review the amount of dividends paid to shareholders, return capital to shareholders, or issue new shares.

Consistent with others in the industry, the Group monitors capital on the basis of the net debt-to-equity ratio. This ratio is calculated as the net financial position of the Group, defined as the difference between total cash position (cash and cash equivalents, marketable securities – current and non-current-, short-term deposits and non-current restricted cash, if any) net of total financial debt (bank overdrafts, if any, short-term borrowings and current portion of long-term debt as well as long-term debt), divided by total parent company shareholders’ equity.

7.6.37.	Subsequent events

On March 18, 2013 we announced, together with Ericsson, an agreement on the way forward for the joint venture ST-Ericsson. The main steps agreed upon to split up the JV are the following: (i) Ericsson will take on the design, development and sales of the LTE multimode thin modem products, including 2G, 3G and 4G multimode; (ii) we will take on the existing ST-Ericsson products, other than LTE multimode thin modems, and related business as well as certain assembly and test facilities; (iii) starting the close down of the remaining parts of ST-Ericsson. The formal transfer of the relevant parts of ST-Ericsson to the parent companies is expected to be completed during the third quarter of 2013, subject to regulatory approvals. After the split up it is proposed that Ericsson will assume approximately 1,800 employees and contractors, with the largest concentrations in Sweden, Germany, India and China. It is also proposed that we will assume approximately 950 employees, primarily in France and in Italy, to support ongoing business and new products development within ST. The agreement is fully in line with our financial model target of an operating margin of 10 percent or more and with plans to reduce quarterly net operating expenses by the beginning of 2014.

In addition, as a result of the agreement, we expect to incur cash costs, including the covering of ST-Ericsson’s ongoing operations during the transition period and its restructuring costs, in the range of approximately $350 million to $450 million.

8.	Company Financial Statements

8.1.	STMicroelectronics N.V. Company Balance Sheet

In millions of USD (Before proposed appropriation of income)	Notes	December 31, 2012	December 31, 2011
Assets
Non-current assets
Intangible assets	8.3.4	38	42
Investments in subsidiaries	8.3.5	4,870	6,514
Investments in associates and jointly controlled entities	8.3.6	106	94
Restricted cash		4	5
Available-for-sale financial assets	8.3.7	10	25
Other long-term assets		42	10
Total non-current assets		5,070	6,690
Current assets
Trade accounts receivable		1	-
Group companies short-term loans	8.3.8	270	268
Other group companies receivables	8.3.9	1,382	1,118
Other receivables and current assets		3	2
Available for sale financial assets — current portion	8.3.7	180	207
Cash and cash equivalents		1,434	1,375
Total current assets		3,270	2,970
Total assets		8,340	9,660
Shareholders’ equity and liabilities
Shareholders’ equity	8.3.10
Issued and paid-in capital		1,249	1,225
Additional paid-in capital		2,037	2,037
Retained earnings		3,026	2,646
Legal reserve		1,209	1,105
Other reserves		1,026	1,210
Result for the year		(1,190)	581
Total shareholders’ equity		7,357	8,804
Non-current liabilities
Long-term debt	8.3.12	540	363
Other non-current liabilities	8.3.13	56	66
Total non-current liabilities		596	429
Current liabilities
Current portion of long-term debt	8.3.12	143	294
Group companies short-term notes payable	8.3.9	3	2
Other group companies payable	8.3.9	132	14
Other payables and accrued liabilities	8.3.11	94	101
Accrued income tax payable		15	16
Total current liabilities		387	427
Total shareholders’ equity and liabilities		8,340	9,660
The accompanying notes are an integral part of these Company’s financial statements

8.2.	STMicroelectronics N.V. Company Statement of Income

In millions of USD	Year ended
	December 31, 2012	December 31, 2011
Result after taxes	(76)	468
Result from subsidiaries	(1,114)	113
Total result for the year, net of tax	(1,190)	581
The accompanying notes are an integral part of these Company’s financial statements

8.3.	Notes to STMicroelectronics N.V. Company Financial Statements

8.3.1.	General

A description of STMicroelectronics N.V. (“STMicroelectronics”), its activities and group structure are included in the Consolidated Financial Statements, prepared on the basis of accounting policies that conform to International Financial Reporting Standards (“IFRS”) as endorsed by European Union. STMicroelectronics holds investments in subsidiaries operating in the semiconductor manufacturing industry. Additionally, STMicroelectronics operated up to December 31, 2011 through a branch in Switzerland, which marketed a broad range of semiconductor integrated circuits and devices used in a wide variety of microelectronic applications.

On November 3, 2011, the Supervisory Board approved a plan to reorganize STMicroelectronics N.V. corporate structure, focusing its activities as a holding company. A new Dutch company, STMicroelectronics International N.V., wholly owned by STMicroelectronics N.V., was established, acting exclusively through a Swiss branch, to operate the business activities based in Geneva, Switzerland. This new Dutch company was created on December 31, 2011. STMicroelectronics N.V. continues to hold all of the Group’s investments in affiliates and the existing Swiss branch continues to run the Group’s treasury activities. Additionally, under the new tax treaty between Switzerland and The Netherlands, which became effective on January 1, 2012, STMicroelectronics N.V. became a full Dutch tax resident and the new Dutch company qualifies as a Swiss tax resident.

8.3.2.	Basis of Presentation

In accordance with article 2:362 Part 8 of the Netherlands Civil Code, STMicroelectronics N.V. (“STMicroelectronics”) has prepared its company financial statements in accordance with accounting principles generally accepted in the Netherlands applying the accounting principles as adopted in the consolidated financial statements and further described in details in the consolidated financial statements (Note 7.6.7).

The functional and presentation currency of STMicroelectronics is the U.S. dollar.

All balances and values are in millions of U.S. dollars, except as otherwise noted.

8.3.3.	Summary of Significant Accounting Policies

8.3.3.1.	Subsidiaries

Subsidiaries are all entities over which STMicroelectronics has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether STMicroelectronics controls another entity.

Valuation of Subsidiaries

Investments in subsidiaries are stated at net asset value as STMicroelectronics effectively controls the operational and financial activities of these investments. The net asset value is determined on the basis of the IFRS accounting principles applied by STMicroelectronics in its consolidated financial statements.

Guarantees given by STMicroelectronics to its subsidiaries are further described in note 8.3.14 and 8.3.16.

8.3.3.2.	Associates

Associates include all entities over which STMicroelectronics has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. These investments are accounted for by the equity method of accounting and are initially recognized at cost. They are presented on the face of the balance sheet as “Investments in associates”.

The Company’s share in its associates’ profit and losses is recognized in the income statement and in the balance sheet as an adjustment against the carrying amount of the associate, and its share of post-acquisition movement in reserves is recognized in reserves. The cumulative post acquisition movements are adjusted against the carrying amount of the investment. When STMicroelectronics’ share of losses in an associate equals or exceeds its interest in the associate, including any unsecured receivable, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between STMicroelectronics and its associates are eliminated to the extent of the Company’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates are consistent with the policies adopted by STMicroelectronics.

8.3.4.	Intangible Assets

In millions of USD	Technologies and licenses	Internally developed software	Total
Historical cost
Balance at January 1, 2012	1	154	155
Additions		8	8
Impairments / Write-offs
Balance at December 31, 2012	1	162	163
Accumulated amortization
Balance at January 1, 2012	(1)	(112)	(113)
Charge for the year		(12)	(12)
Impairments / Write-offs
Balance at December 31, 2012	(1)	(124)	(125)
Net book value
At December 31, 2012	-	38	38
At December 31, 2011	-	42	42

8.3.5.	Investments in Subsidiaries

In millions of USD	2012	2011
Beginning of the year	6,514	6,534
Result from subsidiaries	(1,114)	113
Changes in other reserves of subsidiaries	22	(29)
Dividends paid	(615)	(980)
Capital increase (net of capital decreases)	-	19
ST Microelectronics International N.V. demerger	-	960
Translation effect of exchange rates	63	(103)
End of the year	4,870	6,514

The investments in significant subsidiaries as at December 31, 2012 are presented below:

Legal Seat	Name	Percentage ownership (direct or indirect)
Australia – Sydney STMicroelectronics PTY Ltd		100
Belgium – Zaventem	ST-Ericsson Belgium N.V.	50
Belgium – Zaventem	Proton World International N.V.	100
Brazil – Sao Paolo	STMicroelectronics Ltda	100
Brazil – Sao Paulo	Incard do Brazil Ltda	50
Canada – Ottawa	STMicroelectronics (Canada), Inc.	100
China – Beijing	STMicroelectronics (Beijing) R&D Co. Ltd	100
China – Beijing	ST-Ericsson Semiconductor (Beijing) Co. Ltd	50
China – Shanghai	STMicroelectronics (Shanghai) Co. Ltd	100
China – Shanghai	STMicroelectronics (Shanghai) R&D Co. Ltd	100
China – Shanghai	STMicroelectronics (China) Investment Co. Ltd	100
China – Shanghai	ST-Ericsson Semiconductor (Shanghai) Co. Ltd	50
China – Shanghai	Shanghai NF Semiconductors Technology Ltd	50
China – Shenzhen	Shenzhen STS Microelectronics Co. Ltd	60
China – Shenzhen	STMicroelectronics (Shenzhen) Co. Ltd	100
China – Shenzhen	STMicroelectronics (Shenzhen) Manufacturing Co. Ltd	100
China – Shenzhen	STMicroelectronics (Shenzhen) R&D Co. Ltd	100
Czech Republic – Prague	STMicroelectronics Design and Application s.r.o.	100
Czech Republic – Prague	ST-Ericsson s.r.o.	50
Finland – Lohja	ST-Ericsson OY	50
Finland – Nummela	STMicroelectronics Finland OY	100
France – Crolles	STMicroelectronics (Crolles 2) SAS	100
France – Grenoble	STMicroelectronics (Grenoble 2) SAS	100
France – Grenoble	ST-Ericsson (Grenoble) SAS	50
France – Montrouge	STMicroelectronics S.A.	100
France – Paris	ST-Ericsson (France) SAS	50
France – Rousset	STMicroelectronics (Rousset) SAS	100
France – Tours	STMicroelectronics (Tours) SAS	100
Germany – Aschheim-Dornach	STMicroelectronics GmbH	100
Germany – Aschheim-Dornach	STMicroelectronics Application GmbH	100
Germany – Aschheim-Dornach	ST-NXP Wireless GmbH i.L.	50
The Netherlands – Amsterdam	STMicroelectronics Finance B.V.	100
The Netherlands – Amsterdam	STMicroelectronics Finance II N.V.	100
The Netherlands – Amsterdam	STMicroelectronics International N.V.	100
The Netherlands – Eindhoven	ST-Ericsson B.V.	50
The Netherlands – Eindhoven	ST-Ericsson Holding B.V.	50
Hong Kong – Hong Kong	STMicroelectronics LTD	100
India – Bangalore	NF Wireless India Pvt Ltd i.L.	50
India – New Delhi	STMicroelectronics Marketing Pvt Ltd	100
India – Noida	STMicroelectronics Pvt Ltd	100
India – Noida	ST-Ericsson India Pvt Ltd	50
Israel – Netanya	STMicroelectronics Ltd	100
Italy – Agrate Brianza	ST-Ericsson Srl	50
Italy – Agrate Brianza	STMicroelectronics S.r.l.	100
Italy – Aosta	DORA S.p.a.	100
Italy – Catania	CO.RI.M.ME.	100
Italy – Naples	STMicroelectronics Services S.r.l.	100
Italy – Torino	ST-POLITO Scarl	75
Japan – Tokyo	STMicroelectronics KK	100
Japan – Tokyo	ST-Ericsson KK	50
Korea – Seoul	ST-Ericsson (Korea) Ltd	50
Malaysia – Kuala Lumpur	STMicroelectronics Marketing SDN BHD	100
Malaysia – Muar	STMicroelectronics SDN BHD	100
Malaysia – Muar	ST-Ericsson SDN.BHD	50

Legal Seat	Name	Percentage ownership (direct or indirect)
Malta – Kirkop	STMicroelectronics (Malta) Ltd	100
Mexico – Guadalajara	STMicroelectronics Marketing, S. de R.L. de C.V.	100
Morocco – Casablanca	STMicroelectronics S.A.S. (Maroc)	100
Morocco – Rabat	Electronic Holding S.A.	100
Morocco – Rabat	ST-Ericsson (Maroc) SARL AU	50
Norway – Grimstad	ST-Ericsson A.S.	50
Philippines – Calamba	STMicroelectronics, Inc.	100
Philippines – Calamba	ST-Ericsson (Philippines) Inc.	50
Philippines – Calamba	Mountain Drive Property, Inc.	20
Singapore – Ang Mo Kio	STMicroelectronics ASIA PACIFIC Pte Ltd	100
Singapore – Ang Mo Kio	STMicroelectronics Pte Ltd	100
Singapore – Ang Mo Kio	ST-Ericsson Asia Pacific Pte Ltd	50
Singapore – The Curie	Veredus Laboratories Pte Ltd	67
Spain – Madrid	STMicroelectronics Iberia S.A.	100
Sweden – Kista	STMicroelectronics A.B.	100
Sweden – Stockholm	ST-Ericsson A.B.	50
Switzerland – Geneva	STMicroelectronics S.A.	100
Switzerland – Geneva	INCARD S.A.	100
Switzerland – Geneva	ST-Ericsson S.A.	50
Switzerland – Geneva	ST New Ventures SA	100
Taiwan – Taipei	ST-Ericsson (Taiwan) Ltd	50
Thailand – Bangkok	STMicroelectronics (Thailand) Ltd	100
United Kingdom – Bristol	Inmos Limited	100
United Kingdom – Bristol	ST-Ericsson (UK) Ltd	50
United Kingdom – Marlow	STMicroelectronics Limited	100
United Kingdom – Marlow	STMicroelectronics (Research & Development) Limited	100
United Kingdom – Reading	Synad Technologies Limited	100
United States – Coppell	STMicroelectronics Inc.	100
United States – Coppell	ST-Ericsson Inc.	50
United States – Coppell	Genesis Microchip Inc.,	100
United States – Coppell	Genesis Microchip (Delaware) Inc.	100
United States – Coppell	Genesis Microchip LLC	100
United States – Coppell	Genesis Microchip Limited Partnership	100
United States – Coppell	Sage Inc.	100
United States – Coppell	Faroudja Inc.	100
United States – Coppell	Faroudja Laboratories Inc.	10r0
United States – Wilmington	STMicroelectronics (North America) Holding, Inc.	100
United States – Wilsonville	The Portland Group, Inc.	100

Subsidiaries in which the Company has a 50% ownership and control are consolidated.

8.3.6.	Investments in associates and jointly controlled entities.

Investments in associates and jointly controlled entities as at December 31, 2012 and December 31, 2011 were as follows:

In millions of USD	December 31, 2012		December 31, 2011
	Carrying amount	% of interests	Carrying amount	% of interests
ST-Ericsson AT SA (“JVD”)	9	49.0%	16	49.0%
3Sun Srl	91	33.3%	78	33.3%
MicroOLED SAS	6	39.6%	-	-
Total	106		94

3Sun Srl (“3Sun”)

3Sun is a joint initiative between Enel Green Power, Sharp and the Group for the manufacture of triple-junction thin film photovoltaic panels in Catania, Italy. Each partner owns a third of the common shares of the entity. The Group exercises joint-control over 3Sun and consequently accounts for its investment in 3Sun under the equity method.

Since the investment in 3Sun is denominated in euros, the investment is revalued at each reporting date closing, the exchange difference being recorded as currency translation adjustment in equity. The Group’s maximum exposure to loss as a result of its involvement with 3Sun is limited to its equity investment that amounted to $91 million and a shareholder loan of $28 million as at December 31, 2012 and under certain conditions, to participate to further equity contributions up to €14 million.

MicroOLED S.A.S.

In the third quarter 2012, the Group invested approximately $7 million in shares of MicroOLED SAS, therefore obtaining 39.6% of the voting rights. MicroOLED SAS is based in Grenoble and develops OLED micro-displays. The Group has determined that $4 million out of the total value of its investment is a basis difference created by the identification of technology intangibles in MicroOLED SAS. The Group accounts for its share of results in MicroOLED with a quarter lag. Since the investment in MicroOLED SAS is denominated in euros, the investment is revalued at each reporting date closing, the exchange difference being recorded as currency translation adjustment in equity. The Group’s current maximum exposure to loss as a result of its involvement with MicroOLED is limited to its equity-method investment that amounted to $6 million as at December 31, 2012.

8.3.7.	Available-for-Sale Financial Assets

Movements on available-for-sale financial assets are presented as follows:

In millions of USD	December 31, 2012	December 31, 2011
Beginning of the year	232	814
Sale of listed debt securities (floating rate notes)	(80)	(92)
Change in fair value of listed debt securities (floating rate notes)	2	(1)
Purchase (sale) of quoted equity securities	-	(161)
Change in fair value of quoted equity securities	-	(6)
Purchase (sale) of unlisted securities	(14)	-
Purchase (sale) of marketable securities	50	(250)
Net gain (losses) on auction rate notes recognized in statements of income	-	(72)
End of the year	190	232
Less: non-current portion	(10)	(25)
Current portion	180	207

Investments in debt securities

As at December 31, 2012, the Company had investments in quoted marketable debt instruments for an aggregate value of $180 million (2011: $207 million). Government bonds are rated between Aaa by Moody’s as at December 31, 2012 and the floating rate notes have an average rating of A-/Baa1/A.

Available-for-sale financial assets include the following:

In millions of USD	December 31, 2012	December 31, 2011
Listed securities:
Floating-rate Notes in U.S. dollars	30	107
Debt securities	150	100
Unlisted equity securities:
Equity securities – Euro zone countries	10	10
Equity securities – US	-	15
Total	190	232

Available-for-sale financial assets are denominated in the following currencies:

In millions of USD	December 31, 2012	December 31, 2011
Euro	10	10
US dollar	180	222
Total	190	232

For further details on STMicroelectronics’ available-for-sale financial assets, see note 7.6.14 of the consolidated financial statements of STMicroelectronics.

8.3.8.	Group Companies Short-term Loans

Group companies’ short-term loans consisted of the following:

In millions of USD	December 31, 2012	December 31, 2011
STMicroelectronics Ltd. (Israel)
Loan due 2012 bearing interest at 3-month LIBOR	4	4
STMicroelectronics Finance B.V (Netherlands)
Loan due 2012 bearing interest at 1-month EURIBOR	17	142
STMicroelectronics Inc. (USA)
Loan due 2012 bearing interest at 3-month LIBOR + 0.375%	27	27
STMicroelectronics Finance II N.V.
Loan due 2012 bearing interest at 1-month LIBOR + 0.25%	222	95
Total short-term intercompany loans	270	268

8.3.9.	Other group companies receivables and payables

In millions of USD	December 31, 2012	December 31, 2011
Other receivables (advances)	1,382	1,118
Total group companies Receivables	1,382	1,118
Other payables	132	14
Other group companies payables	132	14
Short-term notes payable	3	2
Total group companies Payables	135	16

Group companies’ short-term notes payable consisted of the following:

In millions of USD	December 31, 2012	December 31, 2011
Proton World International N.V.
Note due 2013 bearing interest at 3-month EURIBOR + 0.0625%	3	2
Total short-term intercompany notes payable	3	2

8.3.10.	Shareholder’s equity

In millions of USD	Issued and paid-in capital	Additional paid-in capital	Retained earnings	Treasury shares	Other reserves	Legal reserves	Result for the year	Total
Balance January 1, 2012	1,225	2,037	2,646	(271)	1,481	1,105	581	8,804
Net Result			581				(581)	-
Rights acquired on vested stock awards				32				32
Stock-based compensation			(32)		10			(22)
Dividends paid			(355)					(355)
Net result							(1,190)	(1,190)
Unrealized gain (loss) on debt securities					6			6
AOCI - Pension plan			(17)					(17)
Unrealized gain (loss) on derivatives, net of tax						40		40
Convertible debt equity component			203		(208)			(5)
Translation adjustment*	24				(24)	64		64
Balance December 31, 2012	1,249	2,037	3,026	(239)	1,265	1,209	(1,190)	7,357

* The share capital of STMicroelectronics is denominated in euros and the period-end balance is translated into U.S. dollars at the year-end exchange rate (Euro/USD 1.3194). The translation differences are taken to Other reserves.

The authorized share capital of STMicroelectronics is EUR 1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of EUR 1.04. As at December 31, 2012 the number of shares of common stock issued was 910,559,805 shares (910,559,805 at December 31, 2011).

As of December 31, 2012 the number of shares of common stock outstanding was 887,953,202 (884,995,094 at December 31, 2011).

The Euros equivalent of the issued share capital at December 31, 2012 amounts to Euros 946,982,197 (2011: Euros 946,982,197). For the changes in issued and paid in capital, additional paid in capital and other reserves, see the consolidated financial statements of STMicroelectronics.

Other reserves and legal reserve consist of fair value of services provided under share award schemes, unrealized gains or losses on marketable securities classified as available-for-sale and foreign currency translation adjustments and development expenditure which consists of capitalized development costs net of amortization and write-offs, all net of tax. In 2011, the development expenditures reserves were transferred to the Subsidiaries’ non distributable reserves due to the ST International NV demerger. The cumulative amount of legal reserves at December 31, 2012 is split as follows: $1,105 million of Subsidiaries non distributable reserves, $65 million of unrealized loss on derivatives and $169 million of translation adjustment gain. The cumulative amount of legal reserves at December 31, 2011 is split as follows: $1,105 million of Subsidiaries’ non distributable reserves, $105 million of unrealized loss on derivatives and USD 105 million of translation adjustment gain.

Treasury stock

Following the authorization by the Supervisory Board, announced on April 2, 2008, to repurchase up to 30 million shares of its common stock, STMicroelectronics acquired 29,520,220 shares as at December 31, 2008, for a total amount of approximately $313 million, also reflected at cost as a reduction of the shareholders’ equity. This repurchase intents to cover the transfer of shares to employees upon vesting of future share based remuneration programs.

The treasury shares have been designated for allocation under STMicroelectronics’ share based remuneration programs on non-vested shares including such plans as approved by the Annual General Meeting of Shareholders between 2005 and 2012. As of December 31, 2012, 6,913,617 of these treasury shares were transferred to employees under STMicroelectronics’ share based remuneration programs of which 2,958,108 in the year ended December 31, 2012.

As of December 31, 2012, STMicroelectronics owned a number of treasury shares equivalent to 22,606,603.

Non Distributable Reserve

The amount of the non-distributable reserve was $2,458 million and $2,330 million in the year 2012 and 2011, respectively and it represents the amount of issued and paid-in capital and legal reserve of STMicroelectronics.

8.3.11.	Other payables and accrued liabilities

Other payables and accrued liabilities consisted of:

In millions of USD	December 31, 2012	December 31, 2011
Dividends payable to Shareholders	89	88
Trade payable	1	-
Other liabilities	4	13
Total current portion of long-term debt	94	101

8.3.12.	Long-term debt

Long-term debt consisted of the following:

In millions of USD	December 31, 2012	December 31, 2011
Long-term credit facilities	540	363
Total long-term debt	540	363
Current portion of convertible debt 2016	-	191
Current portion of credit facilities	143	103
Total current portion of long-term debt	143	294

Convertible debt

In February 2006, the Group issued $1,131 million principal amount at maturity of zero coupon senior convertible bonds due in February 2016. The bonds were issued at 100% of principal with a yield to maturity of 1.5% and resulted in net proceeds to the Group of $974 million less transaction fees. On February 23, 2012, certain holders redeemed 190,131 of the 2016 convertible bonds at a price of $1,093.81, out of the total of 200,402 outstanding bonds, representing approximately 95% of the then outstanding convertible bonds. In addition, on March 12, 2012, the Group accepted the further put of 4,980 bonds for a cash consideration of $5 million. On March 28, 2012, the Group published a notice of sweep-up redemption for the remaining 5,291 bonds outstanding, which were redeemed on May 10, 2012. As of December 31, 2012, there were no bonds remaining outstanding. The Group allocated the consideration paid to the separate components of the convertible bonds using a method consistent with that used in the original allocation to the separate components of the proceeds received by the Group when the convertible instrument was issued. The result of these transactions in 2012 is summarized as follows:

In millions of USD	Put option exercise / Sweep-up redemption
Principal amount repurchased/redeemed	200
Decrease in value of liability component of 2016 convertible bonds	190
Decrease in value of equity component of 2016 convertible bonds	4
Loss on repurchase of 2016 convertible bonds	23
Cash consideration	219

The residual amount of the equity component was then reclassified from “Other Reserves” to “Retained Earnings”.

Credit facilities

The Company had unutilized committed medium term credit facilities with core relationship banks totaling $490 million. The Group also has three committed long-term amortizing credit facilities with the European Investment Bank as part of R&D funding programs. The first one, for a total of €245 million for R&D in France was fully drawn in U.S. dollars for a total amount of $341 million, of which $145 million remained outstanding as at December 31, 2012. The second one, signed on July 21, 2008, for a total amount of €250 million for R&D projects in Italy, was fully drawn in U.S. dollars for $380 million, of which $217 million remained outstanding as at December 31, 2012. The third one, signed in 2010 as a €250 million multi-currency loan for R&D programs in Europe, was fully drawn in 2012 in USD for $320 million. A new EIB loan was executed in March 2013 for an amount of €350 million.

As at December 31, 2011 ST-Ericsson had $400 million of committed line from Ericsson as parent company. In December 2012 both parents decided to forgive their respective loans to ST-Ericsson. The Ericsson part of the loan forgiven was recorded as a contribution of non-controlling interest.

Long-term debt credit facilities

In millions of USD	December 31, 2012	December 31, 2011
Balance at beginning of the year	466	569
Credit facilities increase	320	-
Credit facilities repayment	(103)	(103)
Balance at end of the year	683	466
Out of which short-term	143	103
Out of which long-term	540	363

8.3.13.	Other non-current liabilities

Other non-current liabilities consisted of the following:

In millions of USD	December 31, 2012	December 31, 2011
Micron – Pension fund	26	24
Micron – Tax claw back provision	26	26
Deferred tax liabilities	1	-
Other non-current liabilities	3	16
Total	56	66

Loans and banks

STMicroelectronics has revolving lines of credit agreements with several financial institutions totaling $490 million at December 31, 2012 (2011: $487 million). At December 31, 2012 and 2011 no amounts were drawn on these available lines of credit.

STMicroelectronics maintains also uncommitted foreign exchange facilities of $234 million.

8.3.14.	Guarantees and contingencies

Guarantees given by STMicroelectronics to its affiliates for the benefit of third parties amounted to approximately $1,123million at December 31, 2012 as detailed in Note 8.3.16 (2011: $1,487 million).

There is no other type of contingencies as of December 31, 2012 and 2011.

8.3.15.	Wages, salaries and social charges

In millions of USD	December 31, 2012	December 31, 2011
Wages and salaries	3	71
Social charges	-	8
Pension service costs	1	11
Other employee benefits	-	2
Total	4	92

The average number of persons employed by STMicroelectronics during the year ended December 31, 2012 was 18 out of which 7 outside The Netherlands (2011: 263 out of which 252 outside The Netherlands).

8.3.16.	Commitments

STMicroelectronics’ commitments as of December 31, 2012 were as follows:

In millions of USD	Total	2013	2014	2015	2016	2017	There- after
Operating leases
Other purchases	58	5	5	5	5	5	33
Long term debt obligations (including current portion)	683	143	143	123	114	40	120
Pension obligations	2	-	-	-	-	1	1
Other non-current liabilities	53	2	28	2	2	2	17
Total	796	150	176	130	121	48	171

Other commitments

STMicroelectronics has issued guarantees totaling $1,123 million related to its subsidiaries debt and other obligations. Out of this, $594 million related to STMicroelectronics Finance B.V.’s obligation under the €500 million floating rate senior bond due in 2013 and the €350 million EIB credit facilities.

8.3.17.	Related party transactions

Transactions with significant shareholders, their affiliates and other related parties were as follows:

In millions of USD	December 31, 2012	December 31, 2011
Sales & other services	-	59
Other purchases	-	(50)
Accounts receivable	-	10
Accounts payable	-	(17)

Remuneration to managing board and supervisory board members

For details on the remuneration to Managing Board and Supervisory Board members, see the consolidated financial statements of STMicroelectronics (Note 7.6.34).

Auditors’ fees

The following audit fees were expensed in the income statement in the reporting period:

In USD	December 31, 2012	December 31, 2011
Audit of the financial statements	6,745,561	6,851,554
Other audit procedures	15,817	13,974
Tax services	34,855	34,928
Total	6,796,233	6,900,456

The fees listed above relate only to the procedures applied to STMicroelectronics and its consolidated group entities by PwC. The procedures were applied by audit firm’s member of the PwC network. In 2012, the fees related to services provided by PricewaterhouseCoopers Accountants N.V. totaled $42,000 ($44,000 in 2011).

April 22, 2013
THE MANAGING BOARD

Carlo Bozotti (President and Chief Executive Officer)

THE SUPERVISORY BOARD

Didier Lombard (Chairman)
Bruno Steve (Vice Chairman)
Raymond Bingham
Jean d’Arthuys
Jean-Georges Malcor
Alessandro Ovi
Alessandro Rivera
Martine Verluyten
Tom de Waard

9.	Other information

9.1.	Auditors’ report

The report of the auditors, PricewaterhouseCoopers Accountants N.V., is presented in the pages 146 and 147 of this annual report.

9.2.	Appropriation of results – provisions in company’s articles of association

The Supervisory Board, upon the proposal of the Managing Board, is allowed to allocate net profit to a reserve fund. The Articles of Association provide that the net result for the year, after deduction of (i) any amount to set up and maintain reserves required by Dutch Law and the Articles of Association, (ii) if any of our preference shares are issued and outstanding, the dividend to be paid to the holders of preference shares and (iii) the aforementioned allocation to the reserve fund, is subject to the disposition by the AGM.

In the case that a net loss for the year exceeds retained earnings, no dividend payments are allowed until the loss has been recovered from net profit(s) in future years.

Proposed cash dividend and retained earnings and dividend policy

Upon the proposal of the Managing Board, the Supervisory Board will propose to the 2013 AGM to allocate the loss for the 2012 financial year to the retained earnings and to propose a quarter cash dividend of US$ 0.10 per common share in the second quarter of 2013 and a quarter cash dividend of US$ 0.10 per common share in the third quarter of 2013 as further described in the AGM agenda and explanatory notes thereto. This proposal is consistent with STMicroelectronics’ slightly revised dividend policy to be presented at the upcoming 2013 AGM whereby:

•
STMicroelectronics seeks to use its available cash in order to develop and enhance its position in a competitive semiconductor market while at the same time managing its cash resources to reward its shareholders for their investment and trust in STMicroelectronics;

•
Based on its results, projected capital requirements as well as business conditions and prospects, the Managing Board proposes on a semi-annual basis to the Supervisory Board, whenever deemed possible and desirable in line with STMicroelectronics’ objectives and financial situation, the distribution of a quarterly cash dividend, if any; and

•
The Supervisory Board, upon the proposal of the Managing Board, decides or proposes on a semi-annual basis, in accordance with this policy, which portion of the profits or distributable reserves shall not be retained in reserves to fund future growth or for other purposes and makes a proposal concerning the amount, if any, of the quarterly cash dividend.

9.3.	Branches

The company has a branch in Geneva, Switzerland.

Independent auditor’s report

To the General Meeting of Shareholders of STMicroelectronics N.V.

Report on the financial statements

We have audited the accompanying financial statements 2012 of STMicroelectronics N.V., Amsterdam as set out in sections 7 and 8. The financial statements include the consolidated financial statements and the company financial statements. The consolidated financial statements comprise the consolidated statement of financial position as at 31 December 2012, the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended and the notes, comprising a summary of significant accounting policies and other explanatory information. The company financial statements comprise the company statement of financial position as at 31 December 2012, the company statement of income for the year then ended and the notes, comprising a summary of accounting policies and other explanatory information.

The Managing Board’s responsibility

The Managing Board is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Dutch Civil Code, and for the preparation of the Report of the Managing Board in accordance with Part 9 of Book 2 of the Dutch Civil Code. Furthermore, the Managing Board is responsible for such internal control as it determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. This requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether these financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Managing Board, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion with respect to the consolidated financial statements

In our opinion, the consolidated financial statements give a true and fair view of the financial position of STMicroelectronics N.V. as at 31 December 2012, and of its result and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Dutch Civil Code.

Opinion with respect to the company financial statements

In our opinion, the company financial statements give a true and fair view of the financial position of STMicroelectronics N.V. as at 31 December 2012, and of its result for the year then ended in accordance with Part 9 of Book 2 of the Dutch Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under Section 2: 393 sub 5 at e and f of the Dutch Civil Code, we have no deficiencies to report as a result of our examination whether the Report of the Managing Board, to the extent we can assess, has been prepared in accordance with Part 9 of Book 2 of this Code, and whether the information as required under Section 2: 392 sub 1 at b-h has been annexed. Further we report that the Report of the Managing Board, to the extent we can assess, is consistent with the financial statements as required by Section 2: 391 sub 4 of the Dutch Civil Code.

Amsterdam, 23 April 2013
PricewaterhouseCoopers Accountants N.V.

Original signed by:

I. Linnemeijer RA

10.	Important dates

April 22, 2013: Q1 2013 Earnings Release

April 23, 2013: Q1 2013 Earnings Conference Call

June 21, 2013: 2012 Annual General Meeting of Shareholders

Please consult our website www.st.com for the latest important dates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: April 30, 2013	By:	/s/ Mario Arlati

	Name:	Mario Arlati
	Title:	Executive Vice President and Chief Financial Officer